As filed with the Securities and Exchange Commission on April 2, 2010
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PLANET BEACH FRANCHISING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	7299	72-1343492
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5145 Taravella Road
Marrero, Louisiana 70072
(504) 361-5550
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen P. Smith
Planet Beach Franchising Corporation
5145 Taravella Road
Marrero, Louisiana 70072
(504) 361-5550
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Louis Y. Fishman Maureen Brennan Gershanik Fishman Haygood Phelps Walmsley Willis & Swanson, L.L.P. 201 St. Charles Avenue, Suite 4600 New Orleans, Louisiana 70170 (504) 586-5252	Michael A. Hedge Joshua A. Lane K&L Gates LLP 1900 Main Street, Suite 600 Irvine, California 92614 (949) 253-0900

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Securities to be Registered	Price(1)(2)	Registration Fee
Units, each unit consisting of:	$11,500,000	$820
One share of common stock, $0.0001 par value	—	—(5)
One warrant to purchase one share of common stock	—	—(5)
Representative’s warrants to purchase shares of common stock, $0.0001 par value per share (3)	$1,000,000	$71.30
Shares of common stock issuable upon exercise of warrants included in the units, and upon exercise of the representative’s warrants	$15,575,000(4)	$1,110.50
TOTAL	$28,075,000	$2,002

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of the units that may be issued upon exercise of the underwriters’ over-allotment option and the shares of common stock underlying the warrants included in those over-allotment units.
(3)	In connection with the sale of the units, the registrant will issue to the representative of the underwriters warrants to purchase up to shares of common stock, par value $0.0001 per share.
(4)	Determined in accordance with Rule 457(i) based upon the estimated exercise price of the warrants.
(5)	No fee required pursuant to Rule 457(g).
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 2, 2010

PRELIMINARY PROSPECTUS

           Units

Units each consisting of one Share of Common Stock and
one Common Stock Purchase Warrant

This is the initial public offering of Planet Beach Franchising Corporation. We are offering           units, each consisting of one share of our common stock and one redeemable common stock purchase warrant. The estimated initial offering price is between $      and $      per unit. The common stock and warrants will trade as a unit for 35 days following the date of this prospectus, after which the warrants will be exercisable and the common stock and the warrants will trade separately. For a more detailed description of our common stock, see the section entitled “Description of Securities — Common Stock” on page 65 of this prospectus, and for a more detailed description of the warrants, see the section entitled “Description of Securities — Warrants” beginning on page 65 of this prospectus.

We will apply to list the units for trading on the NYSE Amex under the symbol “PBFCU” beginning on or promptly after the date of this prospectus. Once the shares and warrants begin separate trading, we anticipate that the shares will be listed on the NYSE Amex under the symbol “PBFC” and the warrants will be listed on the NYSE Amex under the symbol “PBFCW,” but we cannot assure you that any of the securities offered by this prospectus will be so listed or, if listed, will continue to be listed. Currently, there is no public market for the units, our common stock or the warrants.

This investment involves a high degree of risk.  We urge you to read carefully the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Unit	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Us	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to          additional units on the same terms and conditions set forth above to cover over-allotments.

Please see “Underwriting” beginning on page 72 of this prospectus for more information regarding our arrangements with the underwriters.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the units to purchasers on or about          , 2010.

The date of this prospectus is          , 2010.

You should only rely on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our securities. Our business, prospects, financial condition and results of operations may have changed since that date.

This document may only be used where it is legal to sell these securities. Certain jurisdictions may restrict the distribution of these documents and the offering of these securities. We require persons receiving these documents to inform themselves about and to observe any such restrictions. We have not taken any action that would permit an offering of these securities or the distribution of these documents in any jurisdiction that requires such action.

The Planet Beach® name and logo and the Contempo Spa® name are registered trademarks of Planet Beach Brands, L.L.C. All rights reserved.

i

Industry and Market Data

Unless otherwise indicated, the market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Although we believe these third-party sources are reliable, we have not independently verified the information. None of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. In addition, some data are based on our good faith estimates. Such estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as our own management’s experience in the industry, and are based on assumptions we made based on such data and our knowledge of the industry and markets, which we believe to be reasonable. However, none of our estimates has been verified by any independent source. Our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section of this prospectus and the other information contained in this prospectus. These and other factors could cause our actual results to differ materially from those expressed in the estimates and assumptions.

ii

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider before investing in our securities. Therefore, you should read this entire prospectus carefully, especially the matters set forth under “Risk Factors,” the consolidated financial statements and the notes to those consolidated financial statements before making an investment decision.

In this prospectus, unless indicated otherwise, references to “Planet Beach,” “the company,” “we,” “us,” or “our,” are references to Planet Beach Franchising Corporation and its wholly-owned subsidiaries, but do not include the stockholders of Planet Beach Franchising Corporation. “U.S. dollars,” “dollars,” “USD” and “$” refer to the legal currency of the United States.

Overview

We believe we are the largest, full-service automated day spa franchisor in the United States. We grant franchises for stores operating under the Planet Beach name. As of January 15, 2010, we had 345 franchises located in 38 U.S. states, Canada, Ireland, South Africa and Australia. We also had at that date 20 additional franchises under development, including proposed locations in one new state as well as in Egypt, Saudi Arabia and Kuwait. In addition, at that date we had candidates interested in re-opening 16 previously closed locations, including one in an additional state.

Our Contempo Spas offer our customers a unique experience by providing high quality automated day spa services. These services include automated massages and facials, ultra violet or “U-V” light therapy and sunless tanning. We provide automated spa services through equipment such as hydro massage and facial machines that do not require a therapist or aesthetician. Instead, a spa employee programs individual spa or U-V sessions and sets the desired time of the session through the store’s point of sale software. The customer activates the session by pressing a start button in the treatment room and may adjust the settings according to his or her preferences on certain equipment such as hydro massage units.

Our spas also offer a variety of skin care, U-V and nutritional products, as well as an on-line nutritional service.

We establish most of our domestic franchises through intermediaries whom we call “area representatives.” We grant development territories to area representatives in return for a territory development fee. These development territories are geographic regions within which area representatives are entitled to market franchises and are obligated to train, support and provide guidance to franchisees in the territory. Our area representatives are entitled to a percentage of the fees we earn when we sell a new franchise or transfer an existing franchise to a new franchisee in the area representative’s territory. In some circumstances, we also pay a percentage of those fees for new or transferred franchises outside the area representative’s territory obtained as a result of the area representative’s efforts. Additionally, our area representatives are entitled to a percentage of collected royalties that we receive from our franchisees in their territories.

We establish most of our international franchises through persons we refer to as “master franchisors.” Our agreements with our master franchisors give them the right to grant Planet Beach franchises in their assigned geographic region. The master franchisors develop their own franchise system in their areas. For example, the master franchisors are required directly, or through area representatives whom they appoint, to sell, train, support and provide guidance to franchisees in their areas. The master franchisors owe us a master franchise fee when we appoint them as a master franchisor, additional fees or royalties upon the sale of franchises and a percentage of the revenues generated by franchise outlets in the assigned area.

We require our franchisees and master franchisors to purchase U-V and spa equipment, as well as certain U-V, skin care and nutritional products, from us or from suppliers we designate. We receive a royalty for equipment and products sold to our franchisees and master franchisors directly by the designated supplier. All of the equipment, and approximately 53% of the products, are sold under the Planet Beach private label.

Our Contempo Spa Concept

We were founded in 1996 as a U-V tanning franchise business. However, in 2005, we substantially revised our business model to adopt our Contempo Spa concept in response to the general slowdown of sales in the tanning salon industry.

Our Contempo Spas offer U-V services along with traditional day spa services such as facials, steam baths, and massages. These spa services are performed by automated equipment such as massage units or light therapy equipment, which reduces the staffing that is required compared with a traditional day spa operation. Reducing the number of trained and certified employees required to operate a Planet Beach franchise results in reduced operating costs and a greater return on investment. The automated equipment at our Contempo Spas allows our customers to take advantage of more services in less time and at a lower cost than at a traditional day spa. Additionally, we believe that the quality of individual services offered at each repeat visit is more consistent than at a traditional day spa where services are provided by a therapist or aesthetician.

We do not own any long-term exclusive rights to use the equipment featured in our Contempo Spas, some of which is also used in malls, airports, massage therapist offices, and some tanning franchises. However, we are not aware of any significant competitor that employs the same automated day spa concept that we have developed, using the same type and quantity of equipment that we do.

Our Contempo Spas include some, or all, of the following automated equipment:

•	aqua and hydro massage units that use heat and water pressure to decrease muscle tension, and therasage and cyber-relax units that reproduce the therapeutic benefits of a traditional pressure massage;

•	hydro-derma fusion stations that combine infrared heat and nutrient-rich steam to moisturize the skin;

•	luminous facial and hand units that use light therapy to improve skin texture and tone, lighten age spots and diminish wrinkles;

•	misting spa units that use a cool mist spray which prompts cellular skin renewal to diminish fine lines and wrinkles and improve skin elasticity;

•	sunless tanning equipment that uses a tanning mist which is sprayed onto the skin’s surface to create an artificial tan;

•	teeth whitening equipment designed to restore teeth color;

•	units that use infrared heating to deep heat the body and aromatherapy for relaxation;

•	equipment that leads customers through guided meditation and relaxation sessions to reduce stress, improve mental clarity or promote lifestyle changes, such as weight loss or smoking cessation; and

•	U-V light beds.

In addition to our spa services, our locations offer an array of retail products and specialty items that enhance the Contempo Spa experience, including U-V lotions, spa accessories, spa hydration products, nutritional products, holistic and skincare products, and promotional merchandise.

Our Sales Platform and Customers

Our franchisees charge a monthly membership fee to customers for different service offerings. Members can choose from different service levels, some of which include only U-V services, while others include U-V services, automated spa treatments and access to our on-line NutritionSpa.com service, which provides nutrition, skin wellness, and weight control information. At the higher service levels, members receive reciprocation rights that allow them to visit any of our spa locations without paying an additional fee, and they have unlimited access to all of our services at a monthly cost that is comparable to or lower than the cost of a single visit at a traditional day spa. Our monthly membership fees program results in a stable revenue stream for our franchisees. Our locations also offer services on an individual, non-membership basis, and an array of retail U-V, skincare and nutritional products.

In fiscal 2009, our locations served approximately 561,000 customers. Of those customers, approximately 162,000 were Planet Beach members. Membership data indicates that the average age of those members was 31, and approximately 88% were female. We also have a system-wide database of all current and former Planet Beach customers, which contained approximately 2.1 million people at December 31, 2009.

Our Industry

According to the International SPA Association, or ISPA, the spa industry recognized $12.8 billion and $10.9 billion of revenue in 2008 and 2007, respectively, an increase of approximately 17.5%. Spa visits increased from 138 million visits in 2007 to 160 million visits in 2008, or 16%. ISPA reports that at the end of 2008 there were 21,300 spas in the U.S., a 19% increase since the end of 2007, when there were 17,900 U.S. spas. The number of spa locations in the U.S. has increased at a five year average growth rate of 17%.

With the introduction of our nutritional and holistic skin care lines, as well as our success at converting to the Contempo Spa model, we have aimed to place ourselves in the wellness industry, an industry that, according to Natural Marketing Institute, experienced $200 billion in revenue through 2008.

Our Competitive Strengths

We believe that we have the following competitive strengths:

•	Brand Market Differentiation and Brand Loyalty. We are not aware of any other significant franchise in the U.S. that uses our business model. We believe that our position as the first company to market the Contempo Spa concept has the potential to create significant market share for us that will solidify our presence as the industry leader when other companies begin to compete with us in this sector. Our membership reciprocation rights that allow members to visit any of our spa locations without paying an additional fee is an important part of our strategy to build brand loyalty. We believe we can attract customers of our tanning salon competitors by introducing them to our spa services.

•	Use of Automated Spa Equipment Reduces our Labor Costs and Has Customer Appeal. Through the use of automated, non-attended spa equipment, our franchisees are able to reduce labor costs because no staff members need be present during spa treatments. This format also allows franchisees to offer customers competitive and value-oriented pricing. In addition, we believe that the use of automated equipment is attractive to an expanded client base that desires spa services provided in less time and at comparable or lower cost than a single visit to a traditional day spa. We believe this model also has significant appeal in countries where social customs emphasize greater personal modesty. Furthermore, we believe that customers find the services provided by automated equipment are more consistent in quality from visit to visit than services provided by a therapist or aesthetician.

•	Capacity for Expansion. We intend to add customers by increasing our sales network and increasing the number of our outlets both domestically and internationally. In 2010, we believe our growth in open locations will primarily occur internationally. At the end of 2010, we expect that we will have approximately 28 locations outside the U.S., which would be an increase of approximately 22% in international locations from December 31, 2009. We expect to return to a more rapid growth rate domestically after we expand our franchise marketing efforts using the proceeds of this offering. We believe we have developed an infrastructure that we can now leverage to increase our outlet base domestically and serve as a model for our international outlet growth. We expect this infrastructure will help us to accommodate our rapid growth effectively without the need to hire a significant number of additional employees.

•	Our Membership-Based Revenue Model Provides us with a Consistent Revenue Stream. We are in significant part a membership-based service business. This membership model creates a recurring, stable revenue stream for our franchisees and, ultimately, for us, as compared to some of our competitors who charge for their services on an individual basis.

•	Experienced Management Team. Our management team has substantial experience in franchising, as well as the spa and U-V industries, and also has significant experience in growing brands and in the retail environment.

•	Our Convenient Locations Help to Increase Our Customer Base. We desire to become the “neighborhood spa” for our customer base by positioning our outlets mainly in larger urban area shopping centers. We believe our outlets are well positioned to attract our target demographic. Based on our customer surveys, we believe our primary target market consists of women ranging from 25 to 35 years old, with annual incomes of between $50,000 and $100,000 per household, and who have attended college. We believe our secondary target market consists of women ranging from 36 to 50 years old, and men ranging from 30 to 50 years old, with annual incomes of $50,000 to $100,000 per household, and who have attended college.

Our Growth Strategy

We are committed to achieving our growth plan by pursuing the following strategies:

•	Increasing Overall Franchise Sales. Our primary growth strategy is to increase the overall number of our franchise locations. We intend to accomplish this through increased marketing, including attending trade shows, as well as brand development and increased advertising. In addition, we intend to maintain a strong balance sheet, which will provide potential franchisees with a certain level of confidence in our financial position. To this end, we will use a portion of the proceeds from this offering to reduce up to $1.8 million of our current debt. Finally, we are continually exploring methods to assist our franchisees in obtaining financing, which we believe would remove the primary obstacle we have faced in increasing our franchise sales since the third quarter of 2008.

•	Conversion of Tanning Salons. The amount of sales generated by a retail chain’s existing outlets over a period of time is referred to as “same store sales.” Same store sales are an important statistic because they indicate what portion of our total revenue has been generated by sales growth and what portion has been generated by the opening of new stores. Our operating data suggests to us that our Contempo Spa concept results in increased same store sales. At January 15, 2010, 141, or 41%, of our franchise locations had not yet converted to our Contempo Spa format, which includes automated spa services, sunless tanning equipment and U-V therapy services. Of these 141 locations, 25 provide only U-V therapy services. We believe that the conversion of these 141 locations into our Contempo Spa concept should result in higher per unit sales.

•	International Expansion. We currently have operating locations in Canada, Ireland, South Africa, and Australia. We have sold a franchise in Egypt and expect a location to open there in the Spring of 2010. We have entered into master franchisor agreements, but do not yet have operating locations, in Northern Ireland, the United Kingdom, Kuwait, and Saudi Arabia. In addition, we are currently negotiating a master franchisor agreement in the United Arab Emirates. We plan to expand our brand further to other countries in Europe, New Zealand, South America, Central America, the Middle East, and Asia. In most cases, we enter into agreements and have relationships only with our master franchisors, rather than the individual franchisees. This arrangement reduces our costs and therefore may result in higher profits for us over the long term.

•	Product Development. We continue to evaluate additional services that our franchisees might offer within our Contempo Spa concept. The addition of new services at our locations has historically resulted in new equipment sales and improvement in same store sales. For example, we are currently considering various sunless tanning services that would complement our current products and services. In addition, we periodically evaluate new franchise concepts that would complement our core Contempo Spa business. We are now evaluating a concept that would overlap with our existing customer base without competing with the Planet Beach brand. In addition, it would require a smaller initial investment by the franchisee than is required for a Planet Beach franchise. We plan to begin testing this concept in the late Spring and early Summer of 2010. We do not know when this testing will be complete, whether it will be successful, or, if it is successful, when we might begin recruiting franchisees.

Risks Associated with Our Business

Our business is subject to numerous risks. Please see the “Risk Factors” section beginning on page 10 of the prospectus.

Corporate Information

We were initially incorporated on September 26, 1996, under the laws of the State of Louisiana. On March 25, 2008, we reincorporated under the laws of the State of Nevada by merging our predecessor Louisiana corporation into its newly-formed, wholly-owned Nevada subsidiary. On March 18, 2010, we changed our state of incorporation to Delaware by merging into our newly-formed, wholly-owned Delaware subsidiary.

The address of our principal executive office is 5145 Taravella Road, Marrero, Louisiana 70072, and our telephone number is (504) 361-5550. We maintain a website at www.planetbeach.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

We conduct some of our operations through our wholly-owned subsidiaries, principally Planet Beach International, LLC.

The Offering

Units:

Units offered by us	units. Each unit consists of one share of our common stock and one redeemable common stock purchase warrant.

Public offering price of units	$ per unit.

Proposed NYSE Amex Symbol	PBFCU The units are expected to be listed for trading on the NYSE Amex as of the date of this prospectus.

Common Stock:

Common stock included in the units offered by us	shares.

Common stock outstanding before the offering	shares.

Common stock outstanding after the offering, before exercise of any warrants	shares.

Proposed NYSE Amex Symbol	PBFC

The common stock included in the units is expected to be separately listed on the NYSE Amex 35 days from the date of this prospectus.

Warrants:

Common stock underlying warrants included in the units offered by us	shares.

Common stock outstanding after the offering, assuming all warrants are exercised	shares.

Proposed NYSE Amex symbol	PBFCW

The warrants are expected to be separately listed on the NYSE Amex 35 days from the date of this prospectus.

Exercisability	Each warrant is exercisable for one share of common stock.

Exercise price	$ .

Exercise period	The warrants become exercisable 35 days from the date of this prospectus and will expire at 5:00 p.m., New York time, on , 2013, or upon earlier redemption.

Redemption	We may redeem the outstanding warrants at a price of $ per warrant upon 15 days’ prior written notice if the closing price of our common stock equals or exceeds $ per share for a period of ten consecutive trading days.

Representative’s warrants	We have agreed to issue to the representative of the underwriters warrants to purchase a total of shares of our common stock at a price per share equal to 120% of the initial offering price, exercisable for a period beginning six months from the date of this prospectus until the fifth anniversary of that date.

Over-allotment option	We have granted the underwriters an option for a period of 30 days to purchase up to additional units to cover over-allotments.

If the underwriters exercise their over-allotment option in full, we will have shares outstanding after this offering, before any warrants are exercised, and shares, assuming all warrants, other than the representative’s warrants, are exercised.

Proceeds to us	We estimate the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, would be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full.

We expect to use the net proceeds from this offering:

• for the purchase of up to 25 existing or recently closed Planet Beach locations from our franchisees that we plan to operate as company stores or resell as franchises;

• to repay outstanding indebtedness of up to $1.8 million;

• for advertising and marketing to increase franchise sales;

• to develop new skincare and nutritional products;

• to improve our corporate headquarters, which we use as our primary training facility for new and existing franchisees;

• for working capital;

• to develop new franchise concepts;

• to purchase intellectual property rights; and

• for general corporate purposes.

See the more detailed description of our expected use of the proceeds of this offering under the heading “Use of Proceeds” on page [ ] of this prospectus.

Dividend policy	We do not expect to pay dividends in the foreseeable future.

Risk factors	Investing in our common stock involves certain risks. You should read “Risk Factors” beginning on page [ ] for a discussion of factors that you should consider carefully before deciding whether to purchase the units.

The number of shares of our common stock that will be outstanding after this offering is based on 3,713,925 shares of our common stock outstanding as of March 18, 2010, and excludes:

•	552,571 shares of our common stock issuable upon the exercise of outstanding options under our 2005 Stock Option Plan, all at an exercise price of $3.50 per share;

•	shares subject to an option held by one of our vendors to convert balances due under our note payable within 12 months of this offering at a conversion price equal to the initial public offering price; and

•	a number of shares issuable to one of our executive officers and one employee in lieu of $13,632 of deferred cash compensation, to be determined using the closing price of our common stock on the

NYSE Amex on the first day that the warrants and shares we are offering begin trading separately, and to be issued on that date.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase additional units;

•	no exercise of the warrants underlying the units sold in this offering;

•	no exercise of the representative’s warrants; and

•	a 1 for 3.5 reverse stock split of our common stock that we effected when we changed our state of incorporation to Delaware.

Summary Consolidated Financial Information

The following table summarizes selected financial data regarding our business and should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The as adjusted balance sheet data gives effect to this offering and the application of the offering proceeds as described in “Use of Proceeds.” The financial statement data as of and for each of the fiscal years ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of results to be expected in any future periods, and do not reflect our 1 for 3.5 reverse stock split effected March 18, 2010.

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except share data)

Statement of Operations
Operating Revenues
Sales of spa equipment and products	$4,920	$14,706	$17,586
Franchise fees	1,257	3,067	2,745
Royalties and related fees	6,883	6,833	5,585
Other	209	400	540

Total Operating Revenue	13,269	25,006	26,456

Operating Expenses
Cost of goods sold	3,693	11,132	13,369
Operating expenses	3,950	5,630	4,633
Salaries and bonuses	4,280	6,791	6,634
Commissions	1,580	2,013	2,012

Total operating expenses	13,503	25,566	26,648

Income (Loss) From Operations	(234)	(560)	(192)

Other Income (Expense)
Interest and other income	35	13	13
Interest expense	(256)	(219)	(174)
Realized gain (loss)	(253)	8	23

Total other income (expense)	(474)	(198)	(138)

Income (Loss) Before Provision For Income Taxes	(708)	(758)	(330)

Provision (benefit) for income taxes (benefit)	—	—	(5)
Net Income (Loss)	$(708)	$(758)	$(325)

Loss Per Common Share
Basic and Diluted	$(0.05)	$(0.06)	$(0.03)
Weighted Average Shares
Outstanding Basic and Diluted	12,998,739	12,971,046	12,961,815

	As of December 31,
	2009	2008	2007	2009
	Actual			As Adjusted
	(In thousands)

Consolidated Balance Sheet Data:
Working capital(1)	$(705)	$(617)	$238	$
Current assets	1,926	2,944	4,166
Total assets	4,934	5,966	6,517
Current liabilities	2,631	3,561	3,935
Total liabilities	6,239	6,900	6,533
Stockholders’ equity (deficit)	(1,305)	(934)	(16)

(1)	Working capital is defined as current assets minus current liabilities.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that case, the value of our units, common stock and warrants could decline, and you may lose all or part of your investment. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our operations and business results.

Risks Related To Our Business

If we are unable to sell new franchises, or open new spas on time, our revenue growth rate and profits may decline.

To expand our business, we must constantly identify new franchise opportunities. In addition, our franchisees must open new spas on schedule and in a profitable manner. In the past, our franchisees have experienced delays in spa openings due primarily to the difficulty in obtaining financing, and they may experience similar delays in the future. Delays or failures in opening new franchises could hurt our ability to meet our growth objectives, which may affect the expectations of securities analysts and others and thus the trading price of our securities. We or our franchisees may not be able to achieve our expansion goals and our new spas may not be operated profitably. Further, any spas that our franchisees open may not obtain operating results similar to those of our existing spas. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control. Among other things, we must:

•	attract and retain qualified franchisees;

•	recruit, train and retain qualified corporate personnel and management;

•	create customer awareness of our spas in new markets;

•	compete in our markets; and

•	adjust to general economic conditions.

In addition, our franchisees must:

•	locate suitable spa sites in new and existing markets;

•	obtain acceptable financing for construction of new spas or negotiate acceptable lease terms;

•	plan, design and build out spas in a cost-effective and timely manner; and

•	obtain and maintain required local and state governmental approvals and permits related to the construction and operation of the sites.

If we fail to identify new franchise opportunities, or our franchisees fail to open new spas on time, our future revenues may be adversely impacted.

Deteriorating national and global economic conditions have negatively impacted the demand for our products and services and the ability of our franchisees to obtain financing for new franchises, and these conditions may worsen.

Our business has been adversely affected by deteriorating national and global economic conditions, including unemployment levels, unfavorable interest rates, the lack of availability of credit on reasonable terms, changes in consumer spending rates and habits, and rising energy costs. These conditions have negatively impacted consumer demand for personal care products and services, consumers’ ability to afford our products and services, and consumer habits with respect to how they spend their disposable income. Our business could be further negatively impacted if conditions deteriorate or efforts and initiatives of the governments of the United States and other countries to manage and stimulate the economy fail or result in worsening economic conditions.

In addition, the disruptions in credit and other financial markets caused by deteriorating national and international economic conditions have caused our franchisees to experience great difficulty over the past 18 months in obtaining new credit on reasonable terms, and extensions of existing credit. As a result, we have had difficulty maintaining open locations, selling additional franchises and expanding our business. If these conditions continue, they could further impair the financial condition of our company and that of our franchisees, as well as our suppliers, making it difficult or impossible for us to meet our respective obligations and to grow our company.

We are dependent on franchisees and their success.

Our performance depends upon our ability to attract and retain qualified franchisees and the franchisees’ ability to execute our concept and capitalize upon our brand recognition and marketing. Our inability to recruit franchisees who have the business skill, experience and financial resources necessary to open spas on schedule, and who will conduct operations in a manner consistent with our concept and standards, will have an adverse effect on our business and results of operations.

Our franchisees may take actions that could harm our business.

Franchisees are independent contractors and are not our employees. We provide training and support to franchisees, but the quality of franchised spa operations may be diminished by any number of factors beyond our control. Our franchisees may not have the business acumen or financial resources necessary to operate successful franchises in their franchise areas. Consequently, franchisees may not operate spas in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other spa personnel. If franchisees do not adequately manage their spas, our image and reputation, and the image and reputation of other franchisees, may suffer materially, and system-wide sales could significantly decline. The interests of franchisees may conflict with our interests. For example, whereas franchisees are concerned with individual business strategies and objectives, we are responsible for ensuring the success of the entire range of our products and services. In addition, we may also face potential claims and liabilities due to the acts of our franchisees based on agency or vicarious liability theories.

We may require additional capital and we may not be able to obtain it on acceptable terms or at all.

We have had net losses of $708,000, $758,000 and $325,000 for the 2009, 2008 and 2007 fiscal years, respectively. Future operating losses would have an adverse effect on our stockholders’ equity and working capital. As of December 31, 2009, we had cash and cash equivalents of $53,810, including escrow cash. We may need additional capital, and our needs may increase due to a change in business conditions, our inability to achieve our targeted growth milestones, a decline in same store sales or other future developments that negatively affect our cash flows from operations.

If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of United States-based companies involved in the franchise distribution business;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows; and

•	economic, political and other conditions in United States and other international markets where we may seek to establish a presence.

Financing may not be available in amounts or on terms acceptable to us, if at all. If we fail to raise additional funds on terms favorable to us, or at all, our business, financial condition and results of operations could be materially adversely affected.

Our industry is highly competitive, and if we are unable to compete effectively and gain market share, our financial condition could be negatively affected.

Our market is fragmented with few barriers to entry, and we face intense competition for customers and suitable store locations. We compete with both tanning salons and day spas, whether independently owned or franchised. At the franchise level, we compete with other franchisors for potential franchisees, and the primary competitive factor at this level is the amount of the investment the franchisee must make. If we fail to maintain or improve our market position and respond successfully to changes in the competitive landscape, our business and results of operations may suffer.

We may not be able to respond to changing trends in a timely manner, which could have a material adverse effect on us.

We operate in a market characterized by possible rapid changes in consumer patterns and buying power. Buying power with respect to personal care products and services is driven by general economic factors, such as personal income levels, inflation and interest rates. We design our sales and marketing strategy to respond to changes in consumer patterns relating to general trends for shopping locations. There is a risk that we may lose some of our popularity among customers. If we cannot respond rapidly to changes in our industry, then we may lose market share to our competitors who are able to respond more rapidly and our financial condition and results of operation would be negatively affected. Additionally, even though we may respond to changing consumer trends, we may not be able to convince our franchisees to adopt our recommendations in a timely manner or at all.

The infringement of our trademarks and other intellectual property, or the erosion of our brand, could substantially harm our business.

The Planet Beach and Contempo Spa trademarks and other marks are vital to maintaining our brand awareness and competitive position. Protecting our intellectual property rights and combating unlicensed copying of our marks and other intellectual property can be difficult and costly. This is because we may be required to initiate litigation or other action to enforce our rights or establish their validity. As we expand our brand globally, protecting our intellectual property rights may be more challenging, because we may expand to countries where laws are less protective of these rights. We devote substantial resources to the establishment and protection of these trademarks and other proprietary rights. However, these measures may be inadequate to prevent imitation of our products and concepts by others. If we are unable to protect our marks and our brand, or if our brand becomes confused with the business of our competitors, our business could suffer substantially.

We have operated as a private company and have no experience attempting to comply with public company obligations. Attempting to comply with these requirements will increase our costs and require additional management resources, and we still may fail to comply.

We have operated as a private company and have not been subject to many of the requirements applicable to public companies. Laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and the rules related to corporate governance and other matters subsequently adopted by the Securities and Exchange Commission, or SEC, and the NYSE Amex, will result in increased administrative, legal and accounting costs to us. The impact of these events and heightened corporate governance standards could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. If we fail to comply with these requirements, the trading market for our securities may be negatively impacted and the trading price for our stock may decrease.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have the operating effectiveness of our internal controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report from management on the company’s internal controls over financial reporting in their annual reports, including annual reports on Form 10-K. In addition, the independent registered public accounting firm auditing a company’s financial statements must attest to and report on the operating effectiveness of a company’s internal controls. These rules will apply to us beginning with our annual Report on Form 10-K for our 2010 fiscal year. Our independent registered public accounting firm may issue an adverse opinion on our internal controls over financial reporting if one or more material weaknesses are identified. We have no prior experience with internal control audits and we may not be able to comply with all of the requirements imposed by Section 404 or we may not receive a positive attestation from our independent auditors. If we identify significant deficiencies or material weaknesses in our internal controls that we cannot correct in a timely manner or we are unable to receive the required attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements. A significant financial reporting failure could cause an immediate loss of investor confidence in our company and a sharp decline in the market price of our common stock.

We experience fluctuations in operating results which may negatively affect our financial condition.

Our annual and quarterly operating results have fluctuated and are expected to continue to fluctuate. Among the factors that may cause our operating results to fluctuate are customers’ response to product and service offerings, the timing of the rollout of new sales outlets, seasonal variations in sales, the timing of merchandise receipts, the level of merchandise returns, changes in service and merchandise mix and presentation, our cost of service and merchandise, unanticipated operating costs, and other factors beyond our control, such as general economic conditions and actions of competitors. As a result of these factors, we believe that period-to-period comparisons of historical and future results will not necessarily be meaningful and should not be relied on as an indication of future performance.

Complaints or litigation by our franchisees may harm our business.

We occasionally have disputes with our franchisees, and some of these disputes result in litigation against us. These actions arise in the ordinary course of our business. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. In addition, various state and federal laws govern our relationship with our franchisees and potential sales of our franchised spas. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties. Any uninsured judgments or judgments significantly in excess of our insurance coverage for any claims could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these allegations may materially adversely affect us and our franchisees.

Lawsuits by customers alleging injuries sustained while using our services could harm our business.

Our customers must sign a form indicating they understand the potential dangers of U-V beds, which include eye and skin injury, allergic reactions, premature aging of the skin and skin cancer. Nevertheless, it is possible that a customer may be injured or have other health problems related to overexposure to U-V equipment, malfunctioning equipment or the effects of our products, or allege such claims, and seek redress from us. Any insurance we might obtain for these types of claims will be subject to deductibles and coverage limitations. In addition, the coverages may not be adequate to protect us against future claims. Any claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have an adverse effect on our business, operating results and prospects. Defending a suit, regardless of merit, could be costly, could divert management’s attention from our business and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, prospective franchisees or result in brand deterioration. In addition to adversely impacting our business and prospects, such adverse publicity could materially adversely affect our stock price.

Our current insurance may not provide adequate levels of coverage against claims.

We currently maintain insurance customary for businesses of our size and type. However, in many cases, such insurance is expensive and some coverages are difficult to obtain. We cannot assure you that we can maintain, on reasonable terms, sufficient coverage to protect us against all the losses we might incur.

Adverse public or medical opinions about the health effects of our services could harm our business or could lead to additional regulation that could harm our business.

Medical opinions and opinions of commentators in the general public regarding negative health effects of some of our products and services, such as our U-V services, could adversely impact our future revenue. Although our industry is highly regulated by federal and state government agencies, negative publicity regarding the health effects of some of the products and services we offer could lead to adverse legislation or further regulation of the industry, which could have a negative impact on our profit margins as well as the trading price of our securities.

Although we have shifted our business model away from emphasis on U-V tanning, we still offer U-V services, and despite our warnings, some of our customers may continue to use our U-V equipment for tanning. The continuation of our U-V services is dependent upon the consuming public’s sustained belief that the benefits of U-V treatments outweigh the risks of exposure to ultraviolet light. Any significant change in public perception of U-V equipment caused by scientific studies, government reports, rumors or otherwise that link U-V equipment to a significant increase in the likelihood of skin cancer or other skin diseases, could have a material adverse effect on our business, financial condition and results of operations. For example, the federal health care bill signed into law in March 2010 contains a 10% tax on U-V tanning services that will take effect on July 1, 2010. We have not yet determined whether this tax will be imposed on our spa memberships, but we believe it would apply to sales of individual U-V therapy sessions and could have a chilling effect on demand for U-V services generally.

In addition, a Food and Drug Administration advisory panel recently recommended that the agency consider actions such as requiring that teenagers get parental consent before using a tanning bed or even banning the use of tanning beds among teens. The panel also recommended reclassifying tanning lamps from Class I medical devices — a category that includes tongue depressors and elastic bandages — to a Class II or Class III device, which would permit the agency to impose greater restrictions. According to the International Agency for Research on Cancer, which is affiliated with the World Health Organization, or WHO, people under 30 who use tanning machines increase their risk of skin cancer by 75%. The WHO last July listed ultraviolet radiation-emitting beds as “carcinogenic to humans,” its highest category of cancer risk.

Our earnings and business growth strategy depends in large part on the success of our suppliers and franchisees, and our reputation may be harmed by actions taken by these parties that are outside of our control.

Our growth strategy, including our plans for new stores, new products and services, branded products built to our specifications and other initiatives, relies significantly on our relationships with our suppliers and franchisees. For example, we sell several products under the Planet Beach trademark that are manufactured by third parties and we require our franchisees to use U-V and spa equipment manufactured by third parties that have relationships with us. We provide specifications to these suppliers, but the product quality they deliver to our franchisees may be diminished by any number of factors beyond our control. We believe that customers expect high quality products and services from our franchisees at a competitive price, and that any shortcoming of our franchisees or suppliers, particularly an issue regarding the quality of the service provided or the safety of products sold, may be attributed by customers to our company, thus damaging our reputation and brand value and potentially affecting our results of operations.

We must identify and obtain a sufficient number of suitable new spa sites for us to sustain our revenue growth rate.

We require that all proposed spa sites meet site-selection criteria established by us. We and our franchisees may not be able to find sufficient new sites to support our planned expansion in future periods. We face significant competition from other spa companies and retailers for sites that meet our criteria and the supply of sites may be limited in some markets. As a result of these factors, our franchisees’ costs to obtain and lease sites may increase, or they may not be able to obtain certain sites at a cost they can afford. This may, in turn, reduce our growth rate.

Our spas may not achieve market acceptance in the new geographic regions we enter.

Our expansion plans include opening spas in new markets where we or our franchisees have little or no experience. The success of these new spas will be affected by the different competitive conditions, consumer preferences, discretionary spending patterns, and social customs in the new markets as well as our ability to generate market awareness of the Planet Beach brand. Sales at spas opening in new markets may take longer to reach average annual spa sales, if at all, thereby affecting the profitability of these franchises and ultimately our profitability.

Because we do business internationally, our business could be harmed if changes in political or economic stability, laws, exchange rates or foreign trade policies should occur.

Sales of our franchises in foreign markets and our relationships with our foreign suppliers will subject us to the risks of doing business abroad. Longer lead times may be required for the manufacture of equipment according to foreign specifications for our international locations, which could reduce our flexibility. Other risks of doing business internationally include political or economic instability, any significant fluctuations in the value of the dollar against foreign currencies, terrorist activities and restrictions on the transfer of funds. Any material disruption to our operations caused by such events may have an adverse affect on our business.

Because of our international operations, we are subject to the Foreign Corrupt Practices Act. A determination that we violated this act may affect our business and operations adversely.

As a U.S. corporation, we are subject to the regulations imposed by the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we have violated the FCPA could have a material adverse effect on our financial position, operating results and cash flows.

The loss of key personnel or difficulties recruiting and retaining qualified personnel could jeopardize our ability to meet our growth targets.

Our future growth depends substantially on the contributions by and abilities of key executives and other employees. We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our projected growth. A loss or significant shortage of high quality employees could jeopardize our ability to meet our growth plan.

Stephen Smith has been very important to our success. Mr. Smith is one of our founders, our principal stockholder and our Chairman, President and Chief Executive Officer. The loss of Mr. Smith’s services could have a significant negative effect on us.

Implementing our expansion strategy may strain our resources.

Our expansion strategy may strain our management, financial and other resources. We must attract and retain talented franchisees to maintain the quality and service levels at our existing and future spas. Additionally, we must continue to enhance our operational, financial and management systems. We may not be able to manage these or other aspects of our expansion effectively. If we fail to do so, our business, financial condition, operating results and cash flows could suffer.

Further, our anticipated growth could place additional strain on our third party suppliers, resulting in increased need for us to monitor carefully our relationships with these suppliers. Any failure by us to manage these relationships effectively could have an adverse effect on our ability to expand.

Our franchises may not be able to obtain and maintain licenses and permits necessary to operate our spas.

Our industry is subject to various state and local government regulations, including state regulations requiring a license to operate U-V light beds or obtain industry certifications. Such regulations are subject to change from time to time. The failure of our franchisees to obtain and maintain these licenses, permits and approvals could adversely affect our operating results. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new franchises. Local authorities may revoke, suspend or deny renewal of required licenses if they determine that our franchisees’ conduct violates applicable regulations.

Risks Related to This Offering and the Market for Our Equity Securities Generally

No market currently exists for the trading of our securities and no market may ever develop. Accordingly, you may not have any means of trading the units you acquire in this offering or the underlying shares or warrants.

A market does not currently exist for our securities and an active market may never develop or be sustained. Consequently, you may not be able to liquidate your investment in our securities for an emergency or at any time, and the securities will not be readily acceptable as collateral for loans. Although we will try to establish an active trading market for our securities on the NYSE Amex, the market may not be sufficiently liquid to enable an investor to liquidate his or her investment in us at a time and at a price he or she feels are fair or appropriate.

Furthermore, the market price of our units, and ultimately our common stock and warrants, may decline below the initial public offering price of the units. The initial public offering price will be determined through negotiations between us and the representative of the underwriters and may not be indicative of the market price of our securities following this offering. Among the factors considered in such negotiations are prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representative of the underwriters believe are comparable to us, estimates of our business potential and the present state of our business. See “Underwriting” for additional information.

The NYSE Amex will require that we meet minimum criteria to continue listing our securities for trading. Among the criteria are a minimum stock price. If we fail to meet the listing criteria, our securities could be delisted, and as a result, there may not be a liquid trading market for the securities you purchase in this offering.

You will experience immediate and substantial dilution if you invest in this offering, and you may experience additional dilution in the future.

If you purchase securities in this offering, you will experience immediate and substantial dilution because the public offering price of a unit will be substantially greater than the tangible book value attributable to the shares of our common stock included in a unit after giving effect to this offering. In the past, we have issued options to acquire shares of common stock at prices significantly below the public offering price of a share of our common stock (assuming no value is attributed to the redeemable warrants included in the units). To the extent these options are ultimately exercised, you will incur further dilution.

The price of our securities may be volatile.

The market price of our securities could be subject to wide fluctuations in response to factors such as the following, many of which are beyond our control:

•	quarterly variations in our operating results, or results that vary from the expectations of the investment community;

•	changes in investor perceptions of the our industry in general, including our competitors; and

•	general economic and competitive conditions.

In addition, purchases or sales of large quantities of our stock could have an unusual effect on our market price.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations defining and governing so-called “penny stocks,” which are equity securities of small companies that have a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our securities become “penny stocks”, we may become subject to these rules. The rules impose additional sales practice requirements on broker-dealers that sell penny stocks to persons who are not established customers or “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouses). In addition, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

Our common stock may not qualify for exemption from the penny stock rules. In any event, even if our common stock were exempt from the penny stock rules, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest. If our securities are subject to the penny stock rules, it could negatively impact the trading market and trading price of our securities.

The concentration of our capital stock ownership with our founders will limit your ability to influence corporate matters.

Each share of our common stock has one vote per share on matters coming before our stockholders. After this offering, assuming the exercise of all outstanding options, but before the exercise of any warrants, our three founders will still own approximately 54.5% of our outstanding common stock. Therefore, our founders will be able to control our company, including our ability to engage in a merger, sale of our assets, liquidation or dissolution or similar fundamental transactions. As a result, your ability to influence corporate matters will be limited and we may take actions that our stockholders do not view as beneficial. The market price of our units, common stock and warrants could also be adversely affected by this structure.

Following this offering, members of our management team may enter into an agreement providing, among other things, that they will vote their shares together.

After this offering, members of our senior management may enter into an agreement providing that they will vote their shares in accordance with the majority in interest of the total shares held by all of the parties to the agreement. The agreement may have other terms, such as a right of first refusal in the other parties to the agreement if any party desires to sell his or her shares of the company. The effect of this agreement may be to concentrate a measure of control of our company in a small group of executives.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a significant return, if any.

Our board of directors and management will have broad discretion over the use of proceeds from this offering. The net proceeds from this offering will be used to fund the acquisition of existing or recently closed franchise locations, repay debt, and for other purposes more fully described in this prospectus under “Use of Proceeds.” Our board of directors and management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or investments that lose value.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain any future earnings to fund the development and growth of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Shares eligible for future sale may cause the market price of our securities to decline, even if our business is doing well.

Based on shares outstanding as of March 18, 2010, we will have           shares of common stock outstanding upon the completion of this offering and before the exercise of any warrants. Upon completion of this offering, approximately 3,428,955 shares and 444,282 additional shares subject to options held by our directors and executive officers and greater than one percent stock or option holders will be subject to lock-up agreements with the underwriters, restricting the sale of such shares for one year after the date of this prospectus, although these lock-up agreements may be extended for up to an additional 34 days under certain circumstances. These lock-up agreements are subject to a number of exceptions and holders may be released from these agreements without prior notice at the discretion of the underwriters. After the lock-up agreements expire, these shares will be eligible for sale in the public market, and are subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, the 552,571 shares of our common stock that are subject to outstanding options under our Stock Option Plan as of March 18, 2010 will be eligible for sale in the public market to the extent permitted by the provisions of the various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. Further, we will also have outstanding unexercised warrants included in the units we are offering in this prospectus and the representative’s warrants that will be exercisable for           shares of our common stock. If any of these additional shares are sold, or it is perceived they will be sold, the trading price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our securities adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our securities could be influenced by the research and reports that industry or securities analysts publish about us or our business. If we have such coverage and one or more analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Our charter and bylaws contain certain provisions that may discourage a takeover of our company and our board of directors may adopt additional anti-takeover measures after we complete this offering.

Our charter and bylaws contain measures that may impede or discourage attempts to acquire control of our company without the approval of our board of directors. These include a classified board of directors, advance notification requirements for stockholders to nominate persons for election as directors and to make stockholder proposals and the inability of stockholders to call special meetings of stockholders. After this offering, our board of directors may adopt other measures to discourage a takeover of our company, as described under “Description of Our Securities.” These measures, if adopted, would permit our board to choose not to entertain offers to purchase our company, even offers that are at a substantial premium to the market price of our stock. As a result, our stockholders may be deprived of opportunities to profit from a sale of control. This could, in turn, reduce the market price of our securities. See the section entitled “Description of Our Securities” elsewhere in this prospectus.

We have the right to redeem the warrants issued as part of the units, which could impact the trading price of the warrants.

We may redeem the warrants issued as part of the units for $      per warrant upon 15 days’ prior written notice, provided that the closing price of our common stock equals or exceeds $      (subject to adjustment), for ten consecutive trading days. If we redeem the warrants, you will lose your right to exercise the warrants except during the 15-day redemption period. Redemption of the warrants could force you to exercise the warrants at a time when it may be disadvantageous for you to do so or to sell the warrants at the then market price or accept the redemption price, which likely would be substantially less than the market value of the warrants at the time of redemption.

If you purchase or hold the warrants, you will not be entitled to any rights as a stockholder on the common stock underlying the warrants, but you will be subject to all changes made with respect to our common stock.

If you purchase or hold the warrants, you will not be entitled to any rights as a stockholder (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock) on the common stock underlying the warrants, other than the right to adjustments in the exercise price of the warrants upon certain events, but such shares will be subject to all changes to our charter and bylaws affecting the common stock. You will only be entitled to rights as a stockholder on the common stock underlying the warrants if and when we deliver shares of common stock to you upon the exercise of your warrants. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining stockholders of record entitled to vote on the amendment occurs prior to the exercise of your warrants, you will not be entitled to vote the shares of common stock underlying your warrant on the amendment, although the common stock you receive upon exercise of your warrant will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Certain warrant holders are unlikely to receive direct notice of redemption of our warrants.

We expect some holders of our warrants will hold their securities through one or more intermediaries, and consequently they are unlikely to receive notice directly from us that the warrants are being redeemed. If you fail to receive notice of redemption from a third party and your warrants are redeemed for nominal value, you will not have recourse against us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements.

We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this prospectus, which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we predict the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

The factors that could cause actual results to differ include, but are not limited to, those risks that are outlined under the “Risk Factors” section beginning on page 10 of this prospectus.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and price of our securities. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of           units that we are selling in this offering will be approximately $      million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $      per unit. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds would increase to approximately $      million. Except as described below, the additional proceeds would be used to fund our working capital needs and other general corporate purposes.

Of the net proceeds from this offering, we expect to use approximately:

•	$ (or $ if the underwriters exercise their overallotment option in full) for the purchase of up to 25 existing or recently closed Planet Beach locations in the U.S. from our franchisees and operate them as company stores or resell them as franchises. As of the date of this prospectus, we have no understandings, commitments or agreements to acquire any stores.

•	$ , plus accrued interest, to repay our 8.25% promissory note due July 19, 2012. We issued this note to Whitney National Bank to refinance an existing line of credit and fund operations.

•	$ , plus accrued interest, to repay our 7% promissory note due April 10, 2012 to New Sunshine, LLC. We issued this note when we converted $750,000 of accounts payable we owed to New Sunshine, which is our primary supplier of U-V equipment and U-V products.

•	$ , plus accrued interest, to repay our 7% promissory note due March 10, 2013 to JTL Enterprises, Inc. We issued this note when we converted $22,350 of accounts payable we owed to JTL for purchases of equipment.

•	$ , plus accrued interest, to repay our 7% promissory note due March 10, 2013 to MT Industries, Inc. We issued this note when we converted $92,500 of accounts payable we owed to MT Industries for equipment purchases.

•	$ , plus accrued interest, to repay our 7% promissory note due January 1, 2013 to OL Products, Inc. We issued this note when we converted $59,800 of accounts payable we owed to OL for the purchase of body lotions.

•	$50,000, plus accrued interest, to repay our 5% promissory note to our president and chief executive officer. We borrowed these funds to pay expenses of this offering. See “Transactions with Related Persons” on page 62.

•	$ for advertising and marketing activities over a two year period designed to increase overall franchise sales.

•	$ to develop new skincare and nutritional products to be offered at our locations.

•	$ for capital improvements to our corporate headquarters, which we use as our primary training center for new and existing franchisees.

•	$ for the development of new franchise concepts.

•	$375,00 to purchase certain intellectual property rights from Planet Beach Brands, LLC, which is wholly owned by our president, chief executive officer, chairman and principal stockholder. See “Transactions with Related Persons” on page 62 of this prospectus.

We intend to use the remaining $      of the net proceeds from this offering for working capital and general corporate purposes. The amounts actually spent for these purposes may vary significantly and will depend on a number of factors, including our operating costs and other factors described under the section of this prospectus entitled “Risk Factors.” While we have no present understandings, commitments or agreements to enter into any material acquisitions, we may use a portion of the net proceeds to acquire property or equipment that complements our business. Accordingly, management will retain broad discretion as to the allocation of the net proceeds of this offering.

Pending the uses described above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds will yield a favorable investment return.

DETERMINATION OF OFFERING PRICE

Before this offering, there has been no trading market for the units, our common stock or the warrants. The initial public offering price of the units being offered by this prospectus will be determined by negotiation by us and the representative of the underwriters. The principal factors considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our history and prospects and the history of, and prospects for, the industry in which we compete;

•	our past and present financial performance and the representative’s assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded equity securities of generally comparable companies.

As of March 18, 2010, there were approximately 44 stockholders of record of our common stock. There are no outstanding options, warrants or other rights to acquire our common stock other than:

•	options to acquire 552,571 shares of our common stock under our 2005 Stock Option Plan, all at an exercise price of $3.50 per share;

•	shares subject to an option held by one of our vendors to convert balances due under our note payable within 12 months of this offering at a conversion price equal to the initial public offering price; and

•	a number of shares issuable to one of our executive officers and one employee in lieu of $13,632 of deferred cash compensation, to be determined using the closing price of our common stock on the NYSE Amex on the first day that the warrants and shares we are offering begin trading separately, and to be issued on that date.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2009 on:

•	an actual basis; and

•	a pro forma as adjusted basis to give effect to the sale of units in this offering at the initial public offering price of $ per unit (after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us), the application of the net proceeds of this offering as described under “Use of Proceeds,” and the 1 for 3.5 reverse stock split of our common stock that was effected when we changed our state of incorporation to Delaware on March 18, 2010.

This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2009
	Actual	As Adjusted

Cash and cash equivalents	$53,810	$

Debt:
Current maturities of long-term debt	$448,742
Long-term debt, less current maturities	2,773,919

Total debt	3,222,661

Stockholders’ equity (deficit):
Preferred Stock, $0.0001 par value per share: 10,000,000 shares authorized, none issued	—		—
Common Stock, $0.0001 par value per share:
100,000,000 shares authorized, 13,428,139 shares issued and 12,998,739 shares outstanding, actual, shares issued and shares outstanding, as adjusted	1,343
Additional paid-in capital	348,802
Retained earnings (deficit)	(1,480,120)
Treasury stock, at cost	(175,000)

Total stockholders’ equity (deficit):	(1,304,975)

Total capitalization:	$1,917,686

The information in the table above excludes:

•	1,794,000 shares (512,571 shares, as adjusted) of our common stock issuable upon exercise of options outstanding at December 31, 2009 under our 2005 Stock Option Plan, all at an exercise price of $3.50 per share;

•	shares subject to an option held by one of our vendors to convert balances due under our note payable within 12 months of this offering at a conversion price equal to the initial public offering price; and

•	a number of shares issuable to one of our executive officers and one employee in lieu of $13,632 of deferred cash compensation, to be determined using the closing price of our common stock on the NYSE amex on the first day that the warrants and shares we are offering begin trading separately, and to be issued on that date.

DILUTION

Dilution represents the difference between the public offering price per unit paid by investors in this offering, assuming no value is attributed to the warrants included in the units, and the pro forma net tangible book value per share of common stock immediately after the offering. This calculation does not reflect any dilution associated with the sale and exercise of the warrants. Net tangible book value per share as of December 31, 2009 represented the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock deemed to be outstanding under U.S. generally accepted accounting principles at December 31, 2009. Our net tangible book value (unaudited) as of December 31, 2009 based on 3,713,925 shares of common stock outstanding was $(.351) per share.

After giving effect to the sale of           shares of common stock included in the units we are offering in this prospectus, assuming an initial public offering price of $      per unit, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2009 would have been approximately $     , or $      per common share. This represents an immediate increase in net tangible book value to our existing stockholders of $      per share and an immediate dilution to new investors in this offering of $      per share. The following table illustrates this per share dilution in net tangible book value to new investors, assuming no value is attributed to the warrants included in the units:

Assumed initial public offering price per unit			$
Net tangible book value per share as of December 31, 2009 (unaudited)		$(.351)
Increase in net tangible book value per share attributable to new investors	$
Pro forma net tangible book value per share after this offering			$
Dilution per share to new investors			$

If the underwriters exercise their over-allotment option in full in this offering, the pro forma net tangible book value would be $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be $      and the dilution per share to new investors would be $      per share, in each case assuming an initial public offering price of $      per unit.

The following table summarizes, as of December 31, 2009 on a pro forma as adjusted basis, the total number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders and by new investors in this offering before deducting estimated offering expenses. The calculation below is based on the offering price of $      per unit, before deducting underwriting discounts and commissions and estimated offering expenses, and assumes no value is attributed to the warrants included in the units:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
		%	$	%	$

Existing stockholders	3,713,925	%		%
New investors		%		%
Total		100%		100%

If the over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to approximately     % of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will be     , or approximately     % of the total number of shares of common stock outstanding after this offering, assuming no exercise of outstanding options or warrants.

DIVIDEND POLICY

Our board of directors will make any future decisions regarding dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our stockholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We paid $8,055 in dividends in 2007. We did not pay dividends in 2008 or 2009.

The payment of dividends may be restricted by agreements relating to our future indebtedness.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We believe we are the largest, full-service automated day spa franchisor in the United States. We grant franchises for stores operating under the Planet Beach name. As of January 15, 2010, we had 345 franchises located in 38 U.S. states, Canada, Ireland, South Africa and Australia. We also had at that date 20 additional franchises under development, including proposed locations in one new state as well as in Egypt, Saudi Arabia and Kuwait. In addition, at that date we had candidates interested in re-opening 16 previously closed locations, including one in an additional state.

We establish most of our domestic franchises through intermediaries whom we refer to as “area representatives.” We grant development territories to area representatives in exchange for a territory development fee. These development territories are geographic regions within which area representatives are entitled to market franchises and are obligated to train, support and provide guidance to franchisees in the territory. Our area representatives are entitled to:

•	50% of the initial franchise fee we earn from franchisees who establish franchises in the area representative’s territory, if we sell the franchise as a result of the area representative’s efforts;

•	50% of the fee we earn when we transfer an existing franchise to a new franchisee in the area representative’s territory as a result of the area representative’s efforts;

•	50% of the fee we earn when a franchise broker facilitates a sale or a transfer of a franchise in the area representative’s territory;

•	20% of the fee we earn when we sell a new franchise or transfer an existing franchise in the area representative’s territory, but not as a result of his or her efforts or those of a broker;

•	20% of the applicable fee we earn for sales of new franchises or transfers of franchises outside the area representative’s territory, made as a result of the area representative’s efforts, if the territory has not been granted to another area representative; and

•	40% of collected royalties that we receive from our franchisees in their territories.

We establish most of our international franchises through persons we refer to as “master franchisors.” Our agreements with our master franchisors give them the right to grant Planet Beach franchises in their assigned geographic region. The master franchisors develop their own franchise system in their areas. For example, the master franchisors are required directly, or through area representatives that they appoint, to sell, train, support and provide guidance to franchisees in their areas. The master franchisors owe us a master franchise fee when we appoint them as a master franchisor, additional fees or royalties upon the sale of franchises and a percentage of the revenues generated by franchise outlets in the assigned area.

We require our franchisees and master franchisors to purchase U-V and spa equipment, as well as certain U-V, skin care and nutritional products, from us or from suppliers we designate. All of the equipment, and approximately 53% of the products, are sold under the Planet Beach private label. For our foreign locations, we sell equipment directly to franchisees and pay a portion of our profits to the master franchisor, if any, for the applicable territory. We require our master franchisors to own or control the first location in their territories, which we call “flagship” locations. We sell equipment and products to these flagship locations at a discount to our domestic rates.

Currently, we sell our private label products at a profit to an international distributor, who resells them to our foreign franchisees. The distributor also sells other national branded products to our foreign franchises, and pays us a royalty from those sales. We share 60% of our royalties with the master franchisor for the applicable territory. However, we expect that in the future we will sell our private label products to our master franchisors for resale to foreign franchisees. We would earn a profit at the time of sale to the master franchisor and would have no royalties on resales to the franchisees.

We have equipment and product suppliers who sell directly to our franchisees and master franchisors, and we receive royalties on these sales.

We generate revenues through:

•	Sales of spa equipment and products to our franchisees and master franchisors;

•	Franchise fees, consisting of:

•	initial franchise fees;

•	area representative fees for domestic territories and master franchise fees for international territories that are licensed to our area representatives and master franchisors who sell and profit from franchise outlets within the territory;

•	transfer fees payable by franchisees who desire to exit our system upon the sale of their franchise to a new franchisee, to offset administrative and retraining costs;

•	Royalties and related fees, including fees paid by our domestic franchisees for our national advertising program, which we recognize for accounting purposes to the extent we incur national advertising expenses, and for brand development; and

•	Other fees, consisting of:

•	tenant placement and site design fees earned from securing a spa location for our franchisees and coordinating the location build-out;

•	company-operated spa revenues; and

•	convention revenues, which consist of registration fees and vendor sponsorships for our annual convention for our franchisees.

Our primary focus since 2005 has been to increase sales of franchises through the development of our Contempo Spa concept. All of our locations worldwide earned a total of $79.2 million in spa sales for 2009, consisting of $54.4 million in membership fees, $12.3 million in fees for one-time services and $12.5 million in product sales. For 2008, total worldwide spa revenues were $82.9 million, consisting of $51.7 million in membership fees, $16.9 million in one-time services and $14.3 million in product sales.

Principal Factors Affecting Our Financial Performance

We experienced challenging operating conditions in fiscal years 2007, 2008 and 2009. Fiscal year 2006 was our last profitable year, when we earned $113,000 of net income. During that year, we had a net increase of 66 operating locations, with 335 total operating locations at December 31, 2006 compared with 269 operating locations at December 31, 2005, or an increase of 25%. Partially as a result of this growth in the number of our operating locations, our equipment sales increased. The increase in equipment sales was also attributable to the roll out in 2005 of our Contempo Spa format, which required franchisees to purchase spa equipment for the first time. Credit and financing was also readily available to franchisees throughout fiscal 2006.

To plan for the possibility that this high growth rate might continue into fiscal 2007, we increased our staff by 11 employees during 2007 to support the growth in locations. However, location growth in 2007 returned to the more normal levels we experienced in fiscal 2005, resulting in a net increase of 36 new locations in 2007. The decrease in location openings resulted in a decrease in equipment sales from 2006 levels, but was offset by an increase in royalty revenue from the greater total number of open locations. Ultimately, revenues remained constant at approximately $26.4 million in both fiscal 2006 and 2007. However, the increase in staff caused our total compensation expense to increase to $6.6 million in fiscal 2007, compared with $5.4 million in fiscal 2006, and we incurred a net loss of $325,000 in 2007. We did not take significant steps to correct this overstaffing until November 2008 when we began to make staff reductions in response to the economic recession.

Our results for fiscal 2008 were driven by several factors. First, equipment sales slowed as the number of new locations opening during the year decreased, and as the number of our locations that had not converted to our Contempo Spa format decreased. Second, in the second half of 2008, our franchise sales began to be affected by the global recession and tightening of the credit market, and we had a net increase of only 14 stores for the year, compared with the net 36 new stores in 2007. Finally, we did not make meaningful reductions in staff and compensation expense until the end of the 2008 fiscal year.

In fiscal year 2009, ongoing global economic challenges and uncertainties had a significant impact on our business. For the first time in our 14 year history, the number of our stores decreased. We began the year with 385 spa locations worldwide, and ended the year with 347 locations. This decrease of 38 spas, or 9.9%, was the net result of 28 new or reopened locations and 66 closures. Although the U.S. economy has shown some signs of improvement, management recognizes that the difficult situations many of our franchisees and customers are experiencing will not be resolved completely in 2010.

Management responded to this decrease in operating locations, and the resulting decline in revenue, by reducing our operating costs, mainly payroll. Management’s goal was to rely less on new location sales and openings by bringing recurring revenue in line with recurring costs. Through attrition and staff reductions, we reduced payroll expense by 37% in 2009 versus 2008. We consolidated job responsibilities and departments, automated services, and cut personnel whose job duties were largely intended for rapid location growth. On March 1, 2010, management further reduced personnel by six employees in five departments with 2009 payroll and benefits expense of approximately $544,000. However, we have maintained our commitment to assist our franchisees with revenue growth, and have avoided any reductions in our spa performance department, which is responsible for increasing revenues at the franchisee level.

The spas that closed in 2009 were largely underperforming locations that were not able to sustain a membership base necessary to weather the economic downturn. Spa and U-V services and related product purchases are non-essential consumer expenditures, and we believe the current recession has curtailed consumer discretionary spending. However, our locations that we classify as Contempo Spas (spas that include our key automated spa services, as well as sunless-tanning services and U-V therapy services) experienced average same store sales increases of 4% in 2009 versus 2008. We believe our Contempo Spa customers consider our membership program to be a good value because it entitles them to a wide variety of spa services.

The lack of available credit to businesses has significantly affected our existing and potential franchisees. Existing franchisees who do not have operating lines of credit struggle to manage cash flow, which increases their likelihood of failure. Franchisees wanting to upgrade their businesses with new equipment to attract and retain members are unable to do so because equipment financing is also more limited than in the past. Potential franchisees applying for start-up loans are still being denied credit by lenders, including the Small Business Administration, or SBA.

In order to provide more cash to new franchisees entering our system, we have focused significant efforts on assisting these franchisees in pre-selling memberships months before opening, which increases the likelihood of generating a positive cash flow for the location’s opening month. We have also worked with our equipment manufacturers to reduce franchisee equipment costs and offer trade-in programs that assist our franchisees in upgrading their location’s equipment. We have worked to reduce the average start-up costs for a new location to below $300,000. We will continue to assist franchisees in trying to obtain bank financing, including SBA loans, by providing them with a model business plan and pro forma financial statements that they use to determine their financing and seek a lender.

We believe that our franchisees’ difficulty in obtaining financing is one of the most challenging conditions we face in fiscal year 2010. Deteriorating economic conditions have negatively impacted our franchisees’ ability to obtain credit, and therefore, our ability to sell additional franchises. Moreover, this disruption in the credit markets has negatively affected existing franchisees who are struggling to manage cash, as well as credit terms extended by our suppliers.

In December 2009, the International Franchise Association, the oldest and largest organization representing franchising businesses with more than 1,250 franchise system members, predicted a slow recovery for franchise businesses in 2010, with marginal increases in the number of jobs, economic output and the number of franchise establishments. The continuing credit crisis will likely limit the level of growth that franchise businesses will experience as compared with prior recoveries. Despite this likely slow recovery, a PricewaterhouseCoopers report predicts that the franchise sector that will experience the most growth in 2010 is the personal services sector in which we participate, with growth forecasted at 4.4%.

The United States personal and skin care services market has grown significantly in recent years. According to Cognis, a specialty chemical company that focuses on wellness, the skin care services market maintained a strong growth rate with sales rising by 6.8% from 2004 to 2006. We believe this growth will result in increased sales of franchises and patronage of the resulting and existing spas, positively affecting our overall revenue.

Part of our growth strategy is to expand sales of franchises to foreign markets. As of January 15, 2010, 22 of our locations were outside the United States. While we continue to grow domestically, we are seeking to establish a network of sales avenues for our franchises in other developed countries where we believe there is a strong demand for our products and services. We have operating locations in Canada, Ireland, South Africa, and Australia. We have sold a franchise in Egypt and expect a location to open there in the Spring of 2010. We have entered into master franchisor agreements but do not yet have operating locations in Northern Ireland, the United Kingdom, Kuwait, and Saudi Arabia. We believe we have found a niche market in the Middle East where consumers desire more modesty and privacy in spa services, especially for female customers. We also plan to expand our brand to other countries in Europe, New Zealand, South America, Central America, and Asia.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the related notes and disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Allowances for Accounts and Notes Receivable

Accounts receivable consist primarily of amounts due for franchise royalties and product sales, which are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts.

Management determines the allowance for doubtful accounts by identifying overdue accounts and by reserving a percentage of the account’s outstanding balance as uncollectible based on historical experience with collections in general or based on the account’s specific circumstance. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Notes receivable consist principally of area developer fees, equipment vendor receivables, and spa purchase fees we finance. The allowance for doubtful accounts is our best estimate of the amount of credit losses in our existing notes. We determine the allowance on an individual note basis upon review of any note that has a payment past due for over 60 days. A note is considered impaired if it is probable that we will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate.

We do not accrue interest when a note is considered impaired. When ultimate collectability of the principal balance of the impaired note is in doubt, all cash receipts on impaired notes are applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance and increases in the allowance are charged to bad debt expense. Notes are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

The notes have interest rates ranging from non-interest bearing to 7.0 percent and will mature upon sale of related franchises, or in accordance with scheduled maturities through September 2016.

National Advertising and Brand Development

We collect a national advertising and brand development royalty from our franchisees. Franchises that were established before April 1, 2008 are required to contribute 1% of gross sales to our National Advertising Fund as a royalty for the development and distribution of national marketing efforts for the benefit of all franchisees within the Planet Beach system. We carry forward national advertising royalties that are not spent in the fiscal year collected to the following year, and record them as a deposit on the consolidated balance sheet. At December 31, 2009 and 2008, there were no carry forward deposits. We recognize national advertising expenditures in the consolidated statements of operations as incurred.

Beginning April 1, 2008, franchisees entering the system must contribute 2% of gross sales for brand development. We have no obligation to carry forward any unspent brand development royalties for these franchisees to the following year. We recognize brand development royalties in our consolidated statements of income in full as we accrue them, along with the brand development expenses.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated using the straight line method over the estimated useful lives of the related assets.

Maintenance and repairs are charged to expenses as incurred. Improvements and renewals are capitalized and depreciated over the remaining estimated useful life. When property, plant, and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in income.

The useful lives of property, plant, and equipment for purposes of computing depreciation are:

Buildings and leasehold improvements	7 – 39 Years
Spa equipment	7 Years
Computer equipment	3 – 5 Years
Furniture, fixtures, and equipment	3 – 7 Years
Software	5 Years

Revenue Recognition

We have entered into franchise agreements that grant franchisees the right to operate individual Planet Beach Contempo Spas in return for an initial franchise fee and ongoing development fees (royalties). In addition, we have entered into area developer agreements, including international master franchisor agreements, under which we grant the right to sell individual Planet Beach Contempo Spas in designated territories.

We recognize revenue from individual franchise sales when we have substantially performed or satisfied all material services or conditions relating to the sale.

Area developer fees, which include international master franchise fees, are recognized as revenue on the cash basis until 50% of the purchase price is collected; the uncollected purchase price is deferred. All payments received for these area agreements are non-refundable. We estimate that once 50% of the purchase price has been collected, and no further significant obligations remain, it is probable that the remaining area development fee will be collectible. Therefore, we fully recognize area development fees once 50% of the purchase price is collected.

Most of these area agreements have promissory notes structured requiring payment of at least 50% of the purchase price within 12 months of agreement execution. The remaining purchase price will normally be collected over 3-6 years amortized monthly with principal and interest payments.

All payments received for these area agreements are non-refundable.

We accrue royalties based upon the contractual royalty rate, currently 6% of total franchise revenue, as defined in the respective franchise agreements. Royalties are recorded as revenue when the related franchise revenue is reported to us. Sales of spa equipment and products are recognized as revenue, when the items are shipped, collection is probable, and no further significant obligations remain.

Income Tax

We account for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We include any estimated interest and penalties on tax related matters in income taxes payable. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amount expected to be realized.

Effective January 1, 2009, we recognize the effect of income tax positions only if those positions are more likely than not being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of ASC 740-10 Income Tax Uncertainties, we recognized the effect of income tax positions only if such positions were probable of being sustained. The effect of the adoption of this standard was not material.

We record interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

Stock-Based Compensation

We account for our stock-based compensation using the modified prospective adjustment method of measuring share-based payments.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated.

	Year Ended December 31,
	2009	2008	2007
	(All amounts are in thousands of U.S. dollars)

Operating revenues	$13,269	$25,006	$26,456
Operating expenses
Cost of goods sold	3,693	11,132	13,369
Operating expenses	3,950	5,630	4,633
Salaries and bonuses	4,280	6,791	6,634
Commissions	1,580	2,013	2,012

Total operating expenses	13,503	25,566	26,648

Total other income (expense)	(474)	(198)	(138)
Income (loss) before provision for income taxes	(708)	(758)	(330)
Provision (benefit) for income tax		—	(5)

Net income (loss)	$(708)	$(758)	$(325)

	Year Ended December 31,
	2009	2008	2007
	(All amounts are in thousands of U.S. dollars)

Operating revenues	100%	100%	100%
Operating expenses
Cost of goods sold	28%	45%	51%
Operating expenses	30%	23%	18%
Salaries and bonuses	32%	27%	25%
Commissions	12%	8%	8%
Total operating expenses	102%	102%	101%
Total other income (expense)	(4)%	(1)%	(1)%
Income (loss) before provision for income taxes	(5)%	(3)%	(1)%
Provision (benefit) for income tax	0%	0%	0%
Net income (loss)	(5)%	(3)%	(1)%

	Year Ended December 31,
	2009	2008	2007
	(All amounts are in thousands of U.S. dollars)

Sales of spa equipment and products	$4,920	$14,706	$17,586
Franchise fees	1,257	3,067	2,745
Royalties and related fees	6,883	6,833	5,585
Other	209	400	540

Totaling Operating Revenues	$13,269	$25,006	$26,456

Fiscal Years Ended December 31, 2009 and 2008

Operating Revenues

Our total operating revenues in fiscal 2009 were $13.3 million, which is a decrease of $11.7 million, or 47%, from total operating revenues in fiscal 2008, during which we had revenues of $25.0 million. The decline in revenue is attributable to decreases in spa equipment and product sales, initial franchise fees, area developer fees, and national advertising fees recognized, offset by an increase in royalties. Other revenues remained steady year over year.

Spa equipment sales are driven by new location openings and by purchases of add-on or upgraded equipment by existing franchisees. We had 28 new locations open in fiscal 2009, compared with 54 for fiscal 2008, or a decrease of 48%. Our equipment sales were $2.6 million and $9.3 million, respectively, for fiscal 2009 versus 2008. The decline in new locations accounted for approximately $5.6 million of this $6.7 million or 72% decrease, with the remaining $1.1 million of the decline attributable to a decrease in sales of additional equipment to existing franchisees. New location equipment sales accounted for $1.5 million and $7.2 million in 2009 and 2008, respectively. Add-on equipment sales accounted for $1.1 million and $2.1 million in 2009 and 2008, respectively. The decrease in domestic franchise sales in 2008 versus 2007 of 35% resulted in the 48% decline in the number of new location openings in 2009 versus 2008. Franchise locations typically take from six to twelve months to open, so equipment sales for new openings lag and typically cross over fiscal years. In addition, there were further delays in the opening of locations in 2009 due to the lack of available equipment financing. Add-on equipment sales were also negatively affected by the lack of available credit for small business throughout 2009.

Product sales are driven by the number of our open locations purchasing directly from our warehouse. We have several product vendors who sell directly to our franchise locations. The vendor remits us a percentage of those sales and we record those amounts as royalties. Product sales in fiscal 2009 were $2.3 million, which is a decrease of $3.1 million, or 57%, from product sales in fiscal 2008 of $5.4 million. The decline in product revenue is attributable to two factors. First, in the first quarter of fiscal 2009, our primary supplier of U-V lotions, New Sunshine LLC, began shipping products directly to franchisees. With this shift, we began recording a royalty on these sales. Total direct sales to our franchises from New Sunshine, LLC were $1.4 million in 2009, and we recorded $403,000 as royalty and related fees in 2009 related to these sales. Second, the average number of franchise locations opened during the year decreased from 378 in fiscal 2008 to 366 in fiscal 2009. At year end 2009 and 2008, we had 347 and 385 locations open, respectively, a net decrease of 38 locations. This decrease in average locations opened in 2009 versus 2008, and locations purchasing and selling less expensive products in 2009, accounted for the remaining $1.7 million reduction in product sales.

Franchise fees, totaled $1.3 million, for fiscal year 2009, a decrease of $1.8 million, or 60%, from fiscal year 2008, during which we had franchise fees of $3.0 million. Of this decrease, $0.7 million resulted from decreased international master franchisor fees and $1.1 million resulted from lower initial franchise and area representative fees. While international master franchisor fees fell in 2009, we added three new countries and one new territory. However, the countries and territory added were at a lower fee than in 2008 due to the size of the population in each. Initial franchise fees and area representative fees continued to decline in 2009 in response to the on-going recession and lack of credit available to small businesses.

Royalties and related fees mainly include the royalty of 6% of franchisees’ total revenue which we collect on a monthly basis, but also include technology, education and nutrition fees, along with royalties received from equipment, product and construction vendors who sell directly to our franchisees. Also included are fees paid for our national advertising and brand development programs. At December 31, 2009, we had 16 locations that were operated under an older version of our franchise agreement or other arrangements that require them to pay us a flat monthly royalty fee ranging from $250 to $975 per month, or no fee as described under “Transactions with Related Persons.” Royalties and related fees for fiscal 2009 and 2008 were consistent at $6.8 million. Royalties earned from vendors selling products to or servicing our franchisees totaled $0.9 million and $0.6 million in 2009 and 2008, respectively, an increase of $0.3 million. This increase was largely the result of shifting the fulfillment responsibilities for our U-V products to New Sunshine, LLC in the first quarter of 2009. New value-added services, such as access to our on-line service, NutritionSpa.com, and nutrition products in 2009 increased royalties by $0.1 million versus 2008. The decrease in average locations opened in 2009 versus 2008 did not have a significant effect on the franchisee royalties we earned as we experienced a 4% increase in same store sales for our Contempo Spa locations.

For franchises established before April 1, 2008, national advertising fees are billed at a rate of 1% of total franchisee gross sales. We recognize these fees to the extent we incur expenses for national advertising. We defer any remaining fees to the subsequent year. Beginning April 1, 2008, franchisees entering the system must contribute 2% of gross sales for brand development. We have no obligation to carry forward any unspent brand development fees for these franchisees to the following year. These brand development fees totaled approximately $110,000 and $10,000 in 2009 and 2008, respectively. National advertising and brand development fees are largely spent on our annual, nationally televised Ms. Planet Beach Spokesmodel Search, which has become the primary method of increasing brand awareness domestically and internationally for our franchise locations. National advertising expenses and recognized revenue totaled $0.7 million and $1.1 million, respectively, in fiscal 2009 and 2008. This $0.4 million decrease was due to decreased costs incurred for the competition’s planning, production and television syndication in 2009 compared with 2008.

Total Operating Expenses

Our total operating expenses for fiscal 2009 were $13.5 million, which is $12.0 million less than in fiscal 2008, during which we had operating expenses of $25.5 million, a decrease of 47%. Decreases occurred in all categories of expenses, including cost of goods sold, operating expenses, salaries and bonuses, and commissions.

Cost of Goods Sold

Our cost of goods sold in fiscal 2009 amounted to $3.7 million, which is $7.4 million, or 67%, less than in fiscal 2008, during which our cost of goods sold was $11.1 million. The decrease in our total cost of goods sold resulted from a decrease in sales of spa equipment and products and from the change in our relationship with certain suppliers. In the first quarter of 2009, certain suppliers shipped and billed our franchisees directly for products and began paying us royalties based on these sales. Combined sales of spa equipment and products were $4.9 million and $14.7 million in 2009 and 2008, respectively, a decrease of $9.8 million or 67%. As noted above, sales of spa equipment and products decreased sharply in 2009 from 2008 as the result of fewer new open locations, a decrease in the average number of open locations, the lack of available credit for small businesses to expand, and the tendency for franchisees to purchase and sell less expensive products in 2009.

Operating Expenses

Our operating expenses for fiscal 2009 were $3.9 million, which is $1.7 million less than in fiscal 2008, during which we had operating expenses of $5.6 million, a decrease of 30%. Decreases in 2009 occurred in several categories including: a decrease of $0.1 million in consulting and contract labor; a decrease of $0.1 million in credit card fees; a decrease of $0.1 million in legal expenses; a decline in freight of $0.1 million; the elimination of $0.1 million in travel-related expenses as a reward for our top ten performing franchisees; and a $0.3 million decline in advertising and marketing costs; a decrease in travel costs of $0.3 million; and decreased costs for our annual convention of $0.1; and a decrease in national advertising and brand development expenses of $0.4 million; offset by increases in lawsuit settlement cost of $0.4 million. Decreases in these expenses were necessary to offset declining revenues and cash flow. In addition, franchise lawsuits increased as troubled franchisees filed suit seeking damages for alleged breaches of their contracts. In all cases, management agreed to settlements, some through mediation, to avoid lengthy and costly legal battles.

Our national advertising and brand development expenses in fiscal 2009 were $0.7 million, a decrease of $0.4 million from fiscal 2008, during which we had expenses of $1.1 million. These expenses are largely for the annual, nationally televised Ms. Planet Beach Spokesmodel Search, which has become the primary method of increasing brand awareness domestically and internationally for our franchise locations. The $0.4 million decrease was due to decreased costs incurred for the competition’s planning, production and television syndication in 2009 compared with 2008. The 2009 competition will air during 2010.

Salaries and Bonuses

Our salaries and bonuses in fiscal 2009 were $4.3 million, a decrease of $2.5 million, or 37%, from fiscal 2008, during which we had salaries and bonuses of $6.8 million. The average number of employees decreased from 73 in fiscal 2008 to 50 in fiscal year 2009, a decrease of 23 employees or 32%. We had a total of 65 and 47 employees on staff at the end of 2008 and 2009, respectively. In response to declining revenues and a slowdown in the number of franchise locations sold, opening and opened, we began to reduce our staff and consolidate departmental operations in the middle of 2008. We had layoffs in the third and fourth quarters of 2008 and the first quarter of 2009 to adjust our staffing to an efficient level based on the current economic climate. In addition to staff reductions and department consolidation, we also restructured our internal sales commissions, reduced our base pay, suspended matching contributions to our 401(k) plan, and allocated more of the cost of our health insurance plan to our employees.

Commissions

Commissions were $1.6 million and $2.0 million in fiscal 2009 and 2008, respectively, a decrease of $0.4 million, or 20%. The monthly, recurring fee paid to area representatives for their 40% of collected royalties totaled $1.2 million and $1.3 million in fiscal 2009 and 2008, respectively, a decrease of $0.1 million, which reflects the total decrease in locations opened in 2009 from 2008. The remaining $0.3 million decrease is attributable to lower commissions paid to external brokers and area representatives pursuant to franchise sales or transfers, which reflects the decline in franchise sales in 2009 from 2008.

Other Income (Expense)

Other income (expense) includes interest and other income, interest expense paid on long-term debt, and realized gains (losses). Total other income (expense) was ($0.5) million and ($0.2) million in fiscal years 2009 and 2008, respectively. The increase is the result of realized losses in 2009 totaling ($0.3) associated with the liquidation of our available-for-sale securities in 2009.

Income Taxes

The company recorded no provision for income tax for fiscal 2009 and 2008 due to net loss incurred in both years.

Fiscal Years Ended December 31, 2008 and 2007

Operating Revenues

Our total operating revenues in fiscal 2008 were $25.0 million, which is a decrease of $1.5 million, or 5.7%, from total operating revenues in fiscal 2007, during which we had revenues of $26.5 million. The decline in revenue is attributable to a decrease in equipment sales, offset by an increase in initial franchise fees, area representative and master franchisor territory fees, royalties, and national advertising and brand development fees recognized.

Equipment sales are driven by new location openings and by purchases of additional or upgraded equipment by existing franchisees. We had 54 new locations open in fiscal 2008, versus 58 for fiscal 2007, or a decrease of 7%. Our equipment sales were $9.3 million and $12.0 million, respectively, for fiscal 2008 versus 2007. The decline in new locations opening, and existing locations purchasing fewer U-V light beds accounted for approximately $2.3 million of this $2.7 million decrease, as we continued to promote our spa concept. Purchases of U-V light beds in fiscal 2008 year totaled $3.8 million, a decrease of $2.3 million from fiscal year 2007, when we had U-V light bed purchases totaling $6.1 million. The remaining $0.4 million of the decline was attributable to a decrease in sales of additional equipment to existing franchises struggling with the credit crisis. With the inception of our Contempo Spa concept in 2005, add-on equipment sales increased in fiscal years 2006 and 2007 as existing locations converted to the Contempo Spa format and purchased hydration stations, aqua massage, facial, and sunless tanning equipment. However, beginning in 2008, these add-on sales started to taper off as the number of locations that had not converted to the Contempo Spa format decreased.

Franchise fees for fiscal 2008 totaled $3.1 million, which is an increase of $0.4 million, or 14.8%, from fiscal 2007, during which we had franchise fees of $2.7 million. Fiscal 2008 was our first full year of international expansion, which provided an additional $1.0 million in master franchise sales versus fiscal 2007. Initial franchise fees declined $0.7 million as domestic franchise sales slowed in response to the growing national recession. For 2008, international master franchisor sales were $1.1 million, versus $0.1 million for 2007. Domestic location and territory sales totaled $1.8 million for 2008, versus $2.3 million for 2007.

Royalties and related fees mainly include the royalty of 6% of franchisees’ total revenue which we collect on a monthly basis, but also include technology, education and nutrition fees, along with royalties received from equipment, product and construction vendors who sell directly to our franchisees. Also included are fees paid for our national advertising and brand development programs. At December 31, 2008, we had 15 locations that were operated under an older version of our franchise agreement or other arrangements that require them to pay us a flat monthly royalty fee ranging from $250 to $975 per month, or no fee as described under “Transactions with Related Persons.” Royalties and related fees for fiscal 2008 totaled $6.8 million, which is an increase of $1.2 million or 21.4% from fiscal year 2007, during which we had royalties of $5.6 million. Our average open locations for fiscal 2008 totaled 378, versus 353 for fiscal year 2007. This increase in average locations of 25, or 7%, accounted for some of the increase in royalties.

For franchises established before April 1, 2008, national advertising fees are billed at a rate of 1% of total franchisee gross sales. We recognize these fees to the extent we incur expenses for national advertising. We defer any remaining fees to the subsequent year. Beginning April 1, 2008, franchisees entering the system must contribute 2% of gross sales for brand development. We have no obligation to carry forward any unspent brand development fees for these franchisees to the following year. These brand development fees totaled approximately $10,000 in 2008. National advertising expenses and recognized revenue totaled $1.1 million and $0.6 million, respectively, in fiscal 2008 and 2007. This $0.5 million increase was due largely to costs incurred to record and distribute via television syndication the Ms. Planet Beach Spokesmodel Search. The 2008 competition, which aired in 2009, aired in markets that represented 64.7% of U.S. households. This competition has become the primary method of increasing brand awareness domestically and internationally for our franchise locations.

Total Operating Expenses

Our total operating expenses for fiscal 2008 amounted to $25.6 million, which is $1.0 million less than in fiscal 2007, during which we had operating expenses of $26.6 million. As described below, the decrease was mainly due to declines in cost of goods sold, offset by an increase in national advertising and brand development expenses. All other expense categories remained steady.

Cost of Goods Sold

Our cost of goods sold in fiscal 2008 amounted to $11.1 million, which is $2.2 million or 16.5% less than in fiscal 2007, during which our cost of goods sold was $13.3 million. The decrease in our total cost of goods sold resulted from a decrease in cost of goods sold for spa equipment. Sales of spa equipment declined $2.7 million, or 22.5%, from $12.0 million in fiscal 2007 to $9.3 million in fiscal 2008 due to lower add-on equipment sales and fewer new location openings.

Operating Expenses

Our operating expenses in fiscal 2008 amounted to $5.6 million, which is $1.0 million or 21.7% greater than in fiscal year 2007, during which our operating expenses were $4.6 million. An increase in bad debt expense of $0.4 million year over year accounted for some of this increase. In addition our national advertising and brand development expenses in fiscal 2008 amounted to $1.1 million, an increase of $0.5 million over fiscal 2007, during which we had expenses of $0.6 million. This $0.5 million increase was due largely to costs incurred to record and distribute via television syndication the Ms. Planet Beach Spokesmodel Search. The 2008 competition aired in 2009 in markets that represented 64.7% of U.S. households. This competition has become a key method of increasing brand awareness domestically and internationally for our franchise locations.

Salaries and Bonuses

Our salaries and bonuses were consistent at $6.8 million and $6.6 million for fiscal years 2008 and 2007, respectively. Our average number of employees remained stable at 73 positions for each year, but base salaries increased $0.2 million, or 6%, from fiscal 2007 to fiscal 2008, due to an increase in management personnel needed to staff our growth plan. Employee health plan costs also increased $0.1 million in fiscal 2008, or 5%, keeping pace with the national average. These increases were offset by $0.2 million decrease in internal sales commissions and profit bonuses due to a decline in product and equipment sales and franchise sales in 2008 compared to 2007.

Commissions

Commission expenses were consistent at $2.0 million in both fiscal 2008 and 2007. The monthly, recurring fee paid to area representatives for their 40% of collected royalties increased by $0.1 million due to an overall increase in company royalty revenue, offset by a $0.1 million decrease in external broker and area representative commissions paid on new franchise sales. Increased royalties of $0.5 million in 2008 from the national advertising fees recognized do not affect commission expense.

Other Income (Expense)

Other income (expense) includes interest and other income, interest expense paid on long-term debt and realized gains (losses). Total other income (expense) was ($0.2) million and ($0.1) million, respectively, for the 2008 and 2007 fiscal years. The increase was the result of increased interest expenses associated with an increase in interest-bearing, long term debt.

Income Taxes

The company recorded no provision for income tax for fiscal 2008; a small benefit was recorded in 2007.

Liquidity and Capital Resources

As of December 31, 2009, we had cash and cash equivalents of $53,810. The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus.

	Year Ended December 31,
	2009	2008	2007
	(All amounts are in thousands
	of U.S. dollars)

Components of Operating Revenues
Net cash provided by operating activities	66	265	58
Net cash provided by (used in) investing activities	140	(858)	(170)
Net cash provided by (used in) financing activities	(212)	(256)	379
Net increase (decrease) in cash and cash equivalents	(6)	(849)	267

Operating Activities

Net cash provided by operating activities was approximately $66,000 and $265,000, respectively, for the fiscal years ended December 31, 2009 and December 31, 2008, reflecting a decrease of $199,000. Cash flow from operating activities decreased period over period due to lower levels of inventory as a result of our new product fulfillment agreement with New Sunshine, LLC and a significant decrease in accounts payable, offset by a decrease in national advertising expense, a decrease in accounts receivable, and an increase in cash from customer deposits.

We spent less on the Ms. Planet Beach Spokesmodel Search in 2009 than 2008 for production and television syndication, which resulted in the expenditure of fewer national advertising deposits. Better management of accounts receivable in 2009 resulted in a minor increase of $80,000 in accounts receivable compared with an increase of $319,000 in 2008, thus more cash was available from revenues in 2009 than 2008. Customer deposits on hand at December 31, 2008 compared with December 31, 2007 were lower due to lower add-on and new equipment sales at our annual convention, held every October. Thus, cash from customer deposits we remitted to equipment vendors were lower by $1.1 million from fiscal year 2009 compared with fiscal year 2008. Fewer new locations and a lack of available financing contributed to a decline in purchases by existing franchisees of additional pieces of equipment during the last quarter of fiscal 2008.

Net cash provided by operating activities was approximately $265,000 and $58,000, respectively, for fiscal years 2008 and 2007, reflecting an increase of $207,000.

Cash flow from operating activities increased period over period due to lower levels of inventory and a decrease in accounts payable, offset by a decrease in national advertising deposits and a decrease in customer deposits.

A large inventory balance on hand at December 31, 2007 of $1.3 million resulted in a source of cash from inventory balance reductions for fiscal year 2008 compared with fiscal year 2007. We delayed payments on accounts payable to offset other operating shortfalls, which caused an increase of $1.4 million in accounts payable for fiscal year 2008.

Negative effects on cash flow included increased spending for production and television syndication costs of the Ms. Planet Beach Spokesmodel Search in 2008 from 2007, resulting in a drawdown of national advertising deposits in fiscal 2008. We received substantial customer deposits in 2007, which were used to purchase equipment for sales in 2008.

Investing Activities

Our main uses of cash for investing activities are for purchases of fixed assets, purchases of investments, and notes receivable from franchisees, equipment vendors, domestic area representatives, and international master franchisors.

Net cash provided by (used in) investing activities was approximately $140,000 and ($858,000) for the years ended December 31, 2009 and December 31, 2008, respectively, an increase of approximately $998,000. Purchases of fixed assets were consistent year over year. We liquidated all our available-for-sale securities during the first quarter of fiscal 2009 to forego any further market loss and to improve our cash position. For the year ended December 31, 2009, notes receivable decreased by a net $17,000 due to payments for international and domestic territories, compared with a net increase of approximately $717,000 in 2008.

Net cash used in investing activities was approximately $858,000 and $170,000 for the years ended December 31, 2008 and 2007, respectively, an increase of $687,000. For the year ended December 31, 2008, notes receivable increased by $717,000, which included adding notes for domestic territories totaling $312,000 and adding notes for international territories totaling $427,000, net of initial fees collected for each territory. Cash paid for fixed assets was higher in fiscal year 2007 than in fiscal 2008 due to increased building improvements costs.

Financing Activities

Cash flow from financing activities mainly includes our net borrowings in line of credit, and proceeds and payments on long-term debt. Our debt ratio (the ratio of total long-term debt to total assets) was 65% and 52% at December 31, 2009 and December 31, 2008, respectively.

Net cash used in financing activities was approximately $212,000 and $256,000 for the years ended December 31, 2009 and December 31, 2008, respectively, a decrease of $44,000. For the year ended December 31, 2009, we liquidated all available-for-sale securities held by our investment broker, which secured our line of credit, and in turn paid off our outstanding line of credit of $192,000 in full. During the same period, we borrowed a total of $313,000 against credit facilities from two of our equipment and product vendors. For the same period in 2008, we borrowed a total of $59,000 against these vendor credit facilities. Principal payments on long term debt were $384,000 for the year ended December 31, 2009. For the same period in 2008, principal payments on long term debt were $301,000. The increase is attributable to payments on the credit facilities from our vendors, all established in late 2008 as described below.

Net cash (used in) provided by financing activities was approximately ($256,000) and $379,000 for fiscal years 2008 and 2007, respectively, a decrease of $635,000. For fiscal 2008, we had payments on long term debt totaling $301,000. For the same period in 2007, we had debt payments of $134,000. For fiscal 2007, we had proceeds from long term debt of $499,000, which included a borrowing of $408,000 on our Whitney National Bank note described below.

We have incurred losses of approximately $708,000, $758,000 and $325,000 for our years ended December 31, 2009, 2008 and 2007, respectively. The losses have occurred due to the global economic downturn that began in 2007. We and our franchisees have struggled to obtain credit on reasonable terms or at all.

We are confident that we can continue to operate in a manner to generate net cash from operating activities by reducing operating and salary costs, improving operating profitability, controlling inventory levels, working with vendors and other creditors to accept more favorable payment terms, and through seeking additional capital for our operations. As described above, we implemented many operating expense reductions in fiscal year 2009 and will continue to do so into 2010.

Over the past 18 months, we have reduced payroll expense to counter the decline in revenues and to adjust staff levels for current locations and activity. We reduced payroll expense in fiscal 2009 by 37% or $2.5 million as compared to fiscal year 2008. In the first quarter of 2010, we again reduced personnel by six employees in five departments with 2009 annual payroll and benefits of $544,000, avoiding reductions in spa performance departments, which assist franchisees with growth.

We have incurred higher than normal bad debt expense for fiscal years 2009 and 2008 of $554,000 and $495,000, respectively, due to location closures and struggling franchises. However, we achieved same store sales growth of 4% in 2009 as compared to 2008 for our Contempo Spa locations. Also, we experienced an increase in franchise litigation in 2009 with lawsuits filed by troubled franchisees seeking damages for alleged breaches of their contracts. In fiscal 2009, we recorded as operating expense $523,000 in settlement expenses and $189,000 in external legal fees as a result of the franchise lawsuits. Management does not expect this level of litigation in 2010.

Through this credit crisis and recession, many of our vendors have been able to assist us with cash flow by establishing payment plans and/or deferring payments. We have a recurring revenue stream from royalties and related fees totaling $6.8 million in fiscal year 2009 from our 345 locations, as of January 15, 2010. We have taken measures to become less dependent on spa equipment sales and franchise fees through operating and payroll expense reductions.

Loan Facilities

The following table details our long-term debt outstanding as of December 31, 2009:

	Principal	Maturity
Lender	Amount	Date	Interest Rate

Capital One Bank	$840,000	March 2027	6.54%
SBA	591,000	June 2027	5.79%
Whitney National Bank	619,000	July 2012	8.25%
Former Stockholder	46,000	November 2011	0.00%
New Sunshine LLC	516,000	April 2012	7.00%
JTL Enterprises, Inc.	42,000	March 2013	7.00%
MT Industries, Inc.	174,000	March 2013	7.00%
OL Products, Inc.	234,000	January 2013	7.00%
Leaf Funding, Inc.	94,000	July 2012	3.47%
Irvine Company LLC	17,000	August 2011	7.00%
Stephen P. Smith	50,000	June 2010	5.00%

The Capital One loan for $840,000 and the SBA loan for $591,000 were used to purchase and improve our principal place of business; both loans are secured by the buildings and building improvements.

The Whitney National Bank loan was used to refinance an existing line of credit balance and fund operations, and is secured by accounts receivable and inventory.

The loan from the former stockholder was used to buy back the individual’s shares of our common stock.

The New Sunshine, LLC loan was used to refinance accounts payable and is secured by 85,714 shares of our common stock owned and pledged by Stephen Smith, our Chairman and Chief Executive Officer. New Sunshine, LLC is the parent company of ETS, Inc. and Australian Gold, our exclusive suppliers of all U-V equipment and parts, and national branded U-V lotions, used or sold in our spas. On February 29, 2008, we converted $750,000 of accounts payable we owed to New Sunshine, LLC for U-V product purchases into a four-year note payable.

JTL Enterprises is one of our suppliers of water massage machines. On September 30, 2008, we converted $22,350 of accounts payable we owed to JTL for equipment purchases into a four-year, unsecured note payable. The note provided additional borrowing capacity of up to $27,650. Upon execution of the note, we awarded JTL 879 shares of our common stock and the option to convert the balance owed into additional shares of common stock within 12 months. This option expired on September 30, 2009.

MT Industries, Inc. is a supplier of U-V equipment and related products. On October 3, 2008, we converted $92,483 of accounts payable we owed to MT Industries for equipment purchases into a four-year, unsecured note payable. The note provided additional borrowing capacity of up to $157,517. Upon execution of the note, we awarded MT Industries 4,396 shares of common stock and the option to convert the balance owed into additional shares of common stock within 12 months. This option to convert expired October 3, 2009. On September 17, 2009, we terminated any additional borrowing and capped the note at $173,787, with a 37-month term.

OL Products, Inc. is one of our suppliers of body lotions. On October 31, 2008, we converted $59,775 of accounts payable we owed to OL for body lotions into a four-year, unsecured note payable. The note provided additional borrowing capacity of up to $240,225. Upon execution of the note, we awarded OL 5,275 shares of common stock and the option to convert any outstanding balance owed into additional shares of common stock within the first 12 months after our initial public offering at the initial public offering stock price. This option to convert remains outstanding.

In October 2009, we took control of our franchise location in Irvine, CA and now operate it as a company store. In conjunction with that transaction, we assumed the equipment financing note from Leaf Funding, Inc., for approximately $94,000 outstanding at the time. In addition, we assumed the location lease with Irvine Company LLC and established a promissory note for half of the overdue rent at that time totaling $17,000. We have recently extended the lease term through August 2011.

On November 18, 2009, our President, Chief Executive Officer and Chairman, Stephen Smith, loaned us $50,000 for the payment of expenses related to this offering. The note is to be repaid with 5% interest for a total repayment amount of $52,500 upon completion of this offering.

On February 26, 2010, we borrowed $250,000 under our June 2003 agreement with ETS, LLC, for the development and construction of a prototype salon. We intend to use these funds for renovation and expansion of our company store in Irvine, CA, which will showcase ETS’s U-V and sunless tanning equipment, along with our spa equipment. The Prototype Salon Note we executed is due and payable on February 26, 2011. The note bears interest at an annual rate equal to the prime rate most recently quoted by J.P. Morgan Chase prior to the issue date, plus 1%. If we sell the prototype salon before the due date of the note, the amount borrowed plus accrued interest will become due upon the sale.

Obligations under Material Contracts

In October 2002, we entered into a product purchase agreement with ETS for the purchase of U-V equipment and supplies, whereby we agreed to purchase exclusively from ETS all U-V equipment and all lamps, parts, accessories, lotions, skin and hair care products, cleaning equipment and other U-V related products used or sold in spas owned, operated, or franchised by us. In addition, we agreed to designate ETS as our exclusive supplier of U-V equipment and supplies in existing and future franchise agreements. This purchase agreement is in effect through 2017. Under this arrangement, we purchased approximately $2,981,000, $4,860,000 and $7,219,000 of our spa equipment and products from ETS in 2009, 2008, and 2007, respectively. In 2009 ETS began shipping products directly to our franchisees and remits to us a royalty on these sales based on the profit margin we were earning on the sales previously. As part of the agreement, cash proceeds from the profits we earned were to be used to repay an outstanding accounts payable balance with the vendor. As of December 31, 2009 and 2008, the amounts of accounts payable due to the vendor subject to the agreement were approximately $118,000 and $836,000, respectively.

Our contracts with our franchisees, area representatives and master franchisors are described under “Our Business.”

At December 31, 2009, we had 23 area representatives for 27 territories, covering approximately 64% of our total domestic franchise locations and approximately 10% of the total U.S. geographic land area. Each territory is governed by a separate agreement. Of the 27 agreements, four will expire in five years or less, 21 will expire in six to ten years, and two will expire in 11 to 15 years. At December 31, 2009, we had eight master franchisor agreements in place, one of which will expire in 2020, five will expire in 2023, and two will expire in 2024.

Seasonality

Like most other retail businesses, our business is seasonal. Traditionally, spa patronage and sales of our products and services are higher beginning in the early Spring through late Summer. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that we may achieve for the full year. In addition, fluctuations in sales and operating income in any fiscal quarter may be impacted by other events affecting retail sales.

Inflation

Inflationary factors, such as increases in our product and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of our products and services do not increase with these increased costs.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued authoritative guidance for the FASB accounting standards codification (Codification) and the hierarchy of generally accepted accounting principles (U.S. GAAP). The guidance establishes that the Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted the provisions of the guidance, as required, and determined that the impact to our financial condition or results of operations was immaterial.

In June 2009, the FASB issued new accounting guidance that requires additional information regarding transfers of financial assets, including securitization transactions, and companies that have continuing exposure to the risks related to transferred financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. We became subject to the guidance on January 1, 2010, and we are currently evaluating the impact that the guidance will have on our financial condition and results of operations.

In June 2009, the FASB issued new accounting guidance which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. The guidance also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. We became subject to the guidance on January 1, 2010, and are currently evaluating the impact that the guidance will have on our financial condition and results of operations.

The FASB issued an update that all entities are required to make disclosures about recurring and nonrecurring fair value measurements under Fair Value Measurements. The guidance requires certain new disclosures and clarifies two existing disclosure requirements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

We do not believe that any other recently issued, but not yet effective, accounting standards will have a significant effect on its consolidated financial condition or results of operations.

Off Balance Sheet Arrangements

We do not have any obligations that are not reflected on our balance sheet.

OUR BUSINESS

Overview

We believe we are the largest, full-service automated day spa franchisor in the United States. We grant franchises for stores operating under the Planet Beach name. As of January 15, 2010, we had 345 franchises located in 38 U.S. states, Canada, Ireland, South Africa and Australia. We also had at that date 20 additional franchises under development, including proposed locations in one new state as well as in Egypt, Saudi Arabia and Kuwait. In addition, at that date we had candidates interested in re-opening 16 previously closed locations, including one in an additional state.

Our Contempo Spas offer our customers a unique experience by providing high quality automated day spa services. These services include automated massages and facials, ultra violet or “U-V” light therapy and sunless tanning. We provide automated spa services through equipment such as hydro massage and facial machines that do not require a therapist or aesthetician. Instead, a spa employee programs individual spa or U-V sessions and sets the desired time of the session through the store’s point of sale software. The customer activates the session by pressing a start button in the treatment room and may adjust the settings according to his or her preferences on certain equipment such as hydro massage units.

Our spas also offer a variety of skin care, U-V and nutritional products, as well as an on-line nutritional service.

We establish most of our domestic franchises through intermediaries whom we call “area representatives.” We grant development territories to area representatives in return for a territory development fee. These development territories are geographic regions within which area representatives are entitled to market franchises and are obligated to train, support and provide guidance to franchisees in the territory. Our area representatives are entitled to a percentage of the fees we earn when we sell a new franchise or transfer an existing franchise to a new franchisee in the area representative’s territory. In some circumstances, we also pay a percentage of those fees for new or transferred franchises outside the area representative’s territory obtained as a result of the area representative’s efforts. Additionally, our area representatives are entitled to a percentage of collected royalties that we receive from our franchisees in their territories.

We establish most of our international franchises through persons we refer to as “master franchisors.” Our agreements with our master franchisors give them the right to grant Planet Beach franchises in their assigned geographic region. The master franchisors develop their own franchise system in their areas. For example, the master franchisors are required directly, or through area representatives whom they appoint, to sell, train, support and provide guidance to franchisees in their areas. The master franchisors owe us a master franchise fee when we appoint them as a master franchisor, additional fees or royalties upon the sale of franchises and a percentage of the revenues generated by franchise outlets in the assigned area.

We require our franchisees and master franchisors to purchase U-V and spa equipment, as well as certain U-V, skin care and nutritional products, from us or from suppliers we designate. We receive a royalty for equipment and products sold to our franchisees and master franchisors directly by the designated supplier. All of the equipment, and approximately 53% of the products, are sold under the Planet Beach private label.

We intend to grow our company significantly over the next ten years, both domestically and internationally.

Our Contempo Spa Concept

We were founded in 1996 as a U-V tanning franchise business. However, in 2005, we substantially revised our business model to adopt our Contempo Spa concept in response to the general slowdown of sales in the tanning salon industry.

Our Contempo Spas offer U-V services along with traditional day spa services such as facials, steam baths, and massages. These spa services are performed by automated equipment such as massage units or light therapy equipment, which reduces the staffing that is required compared with a traditional day spa operation.

Reducing the number of trained and certified employees required to operate a Planet Beach franchise results in reduced operating costs and a greater return on investment. The automated equipment at our Contempo Spas allows our customers to take advantage of more services in less time and at a lower cost than at a traditional day spa. Additionally, we believe that the quality of individual services offered at each repeat visit is more consistent than at a traditional day spa where services are provided by a therapist or aesthetician.

We do not own any long-term exclusive rights to use the equipment featured in our Contempo Spas, some of which is also used in malls, airports, massage therapist offices, and some tanning franchises. However, we are not aware of any significant competitor that employs the same automated day spa concept that we have developed, using the same type and quantity of equipment that we do.

Our Contempo Spas include some, or all, of the following automated equipment:

•	aqua and hydro massage units that use heat and water pressure to decrease muscle tension, and therasage and cyber-relax units that reproduce the therapeutic benefits of a traditional pressure massage;

•	hydro-derma fusion stations that combine infrared heat and nutrient-rich steam to moisturize the skin;

•	luminous facial and hand units that use light therapy to improve skin texture and tone, lighten age spots and diminish wrinkles;

•	misting spa units that use a cool mist spray which prompts cellular skin renewal to diminish fine lines and wrinkles and improve skin elasticity;

•	sunless tanning equipment that uses a tanning mist which is sprayed onto the skin’s surface to create an artificial tan;

•	teeth whitening equipment designed to restore teeth color;

•	units that use infrared heating to deep heat the body and aromatherapy for relaxation;

•	equipment that leads customers through guided meditation and relaxation sessions to reduce stress, improve mental clarity or promote lifestyle changes, such as weight loss or smoking cessation; and

•	U-V light beds.

A spa employee programs individual spa or U-V sessions and sets the desired time of the session through the store’s point of sale software. The equipment is then regulated by a centralized management program which communicates with the timer on each individual piece of equipment. The customer activates the session by pressing a start button in the treatment room and may terminate a session at any time using a stop button. Customers may adjust the settings according to their preferences on certain equipment such as hydro massage units.

In addition to our spa services, our locations offer an array of retail products and specialty items that enhance the Contempo Spa experience, including U-V lotions, spa accessories, spa hydration products, nutritional products, holistic and skincare products, and promotional merchandise.

We internally classify a Contempo Spa as a location that includes our three key automated spa services (massage, facial and hydration), a sunless tanning service and U-V therapy services. At January 15, 2010, 204, or 59%, of our total 345 operating franchises had initially opened or converted to the Contempo Spa format. Of the remaining 141 locations, 116, or 34%, provided some basic spa services in addition to U-V therapy services, and 25, or 7%, provided only U-V therapy services. In fiscal 2009, our Contempo Spas generally produced an average of $5,300 more in monthly sales than the locations that provide basic spa services, and an average of over $11,000 more in monthly sales than locations that offer U-V services only. In addition, same store sales at our Contempo Spas increased by an average of 4% in 2009 over 2008, while same store sales for basic spa and U-V only locations decreased by an average of 8% in 2009 over 2008. Therefore, we are working vigorously to convince our franchisees to convert to the Contempo Spa format.

Since 2007, we have required that all of our new locations open as Contempo Spas. As of the date of this prospectus, our new locations must open with approximately ten pieces of equipment in total, of which at least 50% must be automated spa equipment.

NutritionSpa.com

Planet Beach customers who purchase a higher level of Contempo Spa membership also have access to our web-based NutritionSpa.com service. This service provides nutrition, skin wellness, and weight control information, applications and education. It also offers downloadable, customized meal plans, corresponding recipes and a message portal to send and receive messages to and from Planet Beach’s team of experts in nutrition and skincare. In the near future, we expect to add features including an application that will formulate a customized Planet Beach product and service regime. NutritionSpa.com is intended for healthy adults and does not give medical advice or opinions. We urge our customers to seek the advice of a physician before beginning any weight loss effort or regimen.

Our Sales Platform and Customers

Our franchisees charge a monthly membership fee to customers for different service offerings. Members can choose from different service levels, some of which include only U-V services, while others include U-V services, automated spa treatments and access to our on-line NutritionSpa.com service. At the higher service levels, members receive reciprocation rights that allow them to visit any of our spa locations without paying an additional fee, and they have unlimited access to all of our services at a monthly cost that is comparable to or lower than the cost of a single visit at a traditional day spa. Our monthly membership fees program results in a stable revenue stream for our franchisees. Our locations also offer services on an individual, non-membership basis, and an array of retail U-V, skincare and nutritional products.

In fiscal 2009, our locations served approximately 561,000 customers. Of those customers, approximately 162,000 were Planet Beach members. Membership data indicates that the average age of those members was 31, and approximately 88% were female. We also have a system-wide database of all current and former Planet Beach customers, which contained approximately 2.1 million people at December 31, 2009.

Our Industry

According to the International SPA Association, or ISPA, the spa industry recognized $12.8 billion and $10.9 billion of revenue in 2008 and 2007, respectively, an increase of approximately 17.5%. Spa visits increased from 138 million visits in 2007 to 160 million visits in 2008, or 16%. According to ISPA, one in four Americans have been to a spa. ISPA reports that at the end of 2008 there were 21,300 spas in the U.S., a 19% increase since the end of 2007, when there were 17,900 U.S. spas. The number of spa locations in the U.S. has increased at a five year average growth rate of 17%. The spa industry can be divided into six categories: day spas, resort and hotel spas, medical spas, club spas, mineral spas, and cruise ship or destination spas. At the end of 2008, approximately 79% of all spas in the U.S. were considered to be day spas, which are spas in which patrons pay for massages, facials or body treatments, and then leave the premises following the services. Our franchises are part of this day spa sector.

According to the U.S. Department of Commerce, sales of health and personal care products such as the products we sell in our franchises increased 3.3% from January 2009 to January 2010. In addition, Natural Marketing Institute, a market research firm, reports that U.S. retail sales for the consumer packaged goods health and wellness industry reached more than $112 billion in 2008, representing growth of 9% over 2007.

Mintel, a market research firm, reports that U.S. sales of anti-aging skincare products, which are also a part of our offerings, rose 13% to $1.6 billion between 2006 and 2008, outpacing the general skincare segment, which was up 11% over the same period.

The ICIS Chemical Business Report, published in November 2009, reports that the fastest growing segment in the beauty industry currently is “nutraceuticals,” with a projected 7.4% compound growth rate through 2013. This market consists of so-called “beauty beverages” such as beverages that promote digestive health with probiotics and skin health with antioxidants and superfoods, both of which we offer in our nutritional product line.

We have also introduced a line of products at our franchises called “nutricosmetics.” Also sometimes referred to as “beauty foods,” these products include nutritional supplements, instant protein shakes, fruit bars, acai packets and other foods that are designed to improve and tone the skin, boost the metabolism, encourage fat burning, improve circulation and enhance beauty systemically. Kline Group, a consulting and market research firm, indicates the global market for nutricosmetics was valued at $1.5 billion in 2007, and the industry is expected to reach $2.5 billion in sales by 2012.

With the introduction of our nutritional and holistic skin care lines, as well as our success at converting to the Contempo Spa model, we have aimed to place ourselves in the wellness industry, an industry that, according to Natural Marketing Institute, experienced $200 billion in revenue through 2008.

Our Competition

As discussed above, we have developed the Contempo Spa concept to distinguish our spas from traditional day spas and tanning salons. However, our franchisees compete mostly with independently owned tanning salons and day spas. We are not aware of any significant competitor that has created a concept that is similar to our Contempo Spa.

Our Competitive Strengths

We believe that we have the following competitive strengths:

•	Brand Market Differentiation and Brand Loyalty. We are not aware of any other significant franchise in the U.S. that uses our business model. We believe that our position as the first company to market the Contempo Spa concept has the potential to create significant market share for us that will solidify our presence as the industry leader when other companies begin to compete with us in this sector. Our membership reciprocation rights that allow members to visit any of our spa locations without paying an additional fee is an important part of our strategy to build brand loyalty. We believe we can attract customers of our tanning salon competitors by introducing them to our spa services.

•	Use of Automated Spa Equipment Reduces our Labor Costs and Has Customer Appeal. Through the use of automated, non-attended spa equipment, our franchisees are able to reduce labor costs because no staff members need be present during spa treatments. This format also allows franchisees to offer customers competitive and value-oriented pricing. In addition, we believe that the use of automated equipment is attractive to an expanded client base that desires spa services provided in less time and at comparable or lower cost than a single visit to a traditional day spa. We believe this model also has significant appeal in countries where social customs emphasize greater personal modesty. Furthermore, we believe that customers find the services provided by automated equipment are more consistent in quality from visit to visit than services provided by a therapist or aesthetician.

•	Capacity for Expansion. We intend to add customers by increasing our sales network and increasing the number of our outlets both domestically and internationally. In 2010, we believe our growth in open locations will primarily occur internationally. At the end of 2010, we expect that we will have approximately 28 locations outside the U.S., which would be an increase of approximately 22% in international locations from December 31, 2009. We expect to return to a more rapid growth rate domestically after we expand our franchise marketing efforts using the proceeds of this offering. We believe we have developed an infrastructure that we can now leverage to increase our outlet base domestically and serve as a model for our international outlet growth. We expect this infrastructure will help us to accommodate our rapid growth effectively without the need to hire a significant number of additional employees.

•	Our Membership-Based Revenue Model Provides us with a Consistent Revenue Stream. We are in significant part a membership-based service business. This membership model creates a recurring, stable revenue stream for our franchisees and, ultimately, for us, as compared to some of our competitors who charge for their services on an individual basis.

•	Experienced Management Team. Our management team has substantial experience in franchising, as well as the spa and U-V industries, and also has significant experience in growing brands and in the retail environment.

•	Our Convenient Locations Help to Increase Our Customer Base. We desire to become the “neighborhood spa” for our customer base by positioning our outlets mainly in larger urban area shopping centers. We believe our outlets are well positioned to attract our target demographic. Based on our customer surveys, we believe our primary target market consists of women ranging from 25 to 35 years old, with annual incomes of between $50,000 and $100,000 per household, and who have attended college. We believe our secondary target market consists of women ranging from of 36 to 50 years old, and men ranging from 30 to 50 years old, with annual incomes of $50,000 to $100,000 per household, and who have attended college.

Our Growth Strategy

We are committed to achieving our growth plan by pursuing the following strategies:

•	Increasing Overall Franchise Sales. Our primary growth strategy is to increase the overall number of our franchise locations. We intend to accomplish this through increased marketing, including attending trade shows, as well as brand development and increased advertising. In addition, we intend to maintain a strong balance sheet, which will provide potential franchisees with a certain level of confidence in our financial position. To this end, we will use a portion of the proceeds from this offering to reduce up to $1.8 million of our current debt. Finally, we are continually exploring methods to assist our franchisees in obtaining financing, which we believe would remove the primary obstacle we have faced in increasing our franchise sales since the third quarter of 2008.

•	Conversion of Tanning Salons. The amount of sales generated by a retail chain’s existing outlets over a period of time is referred to as “same store sales.” Same store sales are an important statistic because they indicate what portion of our total revenue has been generated by sales growth and what portion has been generated by the opening of new stores. Our operating data suggests to us that our Contempo Spa concept results in increased same store sales. At January 15, 2010, 141, or 41%, of our franchise locations had not yet converted to our Contempo Spa format, which includes automated spa services, sunless tanning equipment and U-V therapy services. Of these 141 locations, 25 provide only U-V therapy services. We believe that the conversion of these 141 locations into our Contempo Spa concept should result in higher per unit sales.

•	International Expansion. We currently have operating locations in Canada, Ireland, South Africa, and Australia. We have sold a franchise in Egypt and expect a location to open there in the Spring of 2010. We have entered into master franchisor agreements, but do not yet have operating locations, in Northern Ireland, the United Kingdom, Kuwait, and Saudi Arabia. In addition, we are currently negotiating a master franchisor agreement in the United Arab Emirates. We plan to expand our brand further to other countries in Europe, New Zealand, South America, Central America, the Middle East, and Asia. In most cases, we enter into agreements and have relationships only with our master franchisors, rather than the individual franchisees. This arrangement reduces our costs and therefore may result in higher profits for us over the long term.

•	Product Development. We continue to evaluate additional services that our franchisees might offer within our Contempo Spa concept. The addition of new services at our locations has historically resulted in new equipment sales and improvement in same store sales. For example, we are currently considering various sunless tanning services that would complement our current products and services. In addition, we periodically evaluate new franchise concepts that would complement our core Contempo Spa business. We are now evaluating a concept that would overlap with our existing customer base without competing with the Planet Beach brand. In addition, it would require a smaller initial investment by the franchisee than is required for a Planet Beach franchise. We plan to begin testing this concept in the late Spring and early Summer of 2010. We do not know when this testing will be complete, whether it will be successful, or, if it is successful, when we might begin recruiting franchisees.

Franchises

As of January 15, 2010, we had 345 franchise outlets in the United States, Canada, Ireland, South Africa and Australia, down from 385 locations worldwide at the end of 2008. The following table sets forth the location, by state and country, of these outlets.

State	Outlets	State	Outlets	State	Outlets

AL	4	MA	2	OR	1
AK	1	MD	1	PA	6
AZ	18	MI	6	SC	4
CA	31	MN	17	TN	2
CO	6	MO	1	TX	33
CT	1	MS	3	UT	2
DE	1	MT	5	WA	2
FL	51	NC	18	WI	1
GA	10	NE	1	Canada	18
IA	6	NH	1	Australia	2
ID	8	NJ	9	Ireland	1
IL	5	NM	2	South Africa	1
IN	4	NV	6
KS	2	NY	2
LA	49	OK	1	TOTAL	345

Also at January 15, 2010, we had 20 additional spas under development and another 16 potential re-openings of previously closed locations. We also have agreements with some of our domestic franchisees under which they have an option to open one or more additional locations, for which they have already paid us the initial franchise fee. These fees are not refundable.

We do not depend on any one or group of individual franchisees.

Franchise Agreements

To be eligible to be our franchisee, an individual must have a minimum net worth of $350,000, access to at least $90,000 in capital, and pass a background and credit check. He or she must also show an enthusiasm for our brand and the discipline to follow our business model, among other qualities.

Our minimum location size is generally 1,200 square feet. We approve the proposed site for a franchise location and consider factors such as the median household income for the area, the cost of living and level of average disposable income per household, population density and the attitude of the local population concerning required travel times to a location.

Franchisees typically obtain bank financing, which may involve a Small Business Administration loan, to fund their franchises. We provide them a model business plan and pro forma financial statements that they use to determine their financing and seek a lender. We suggest financing alternatives based on our experience with existing, similarly situated franchisees. We typically award a franchise and accept the initial franchise fee before the franchisee secures financing. The reason is that lenders generally require proprietary information regarding the franchise concept and a business plan before considering a loan.

Under our current form of agreement, our domestic franchisees are required to pay us a $30,000 initial franchise fee, a $21,000 fee if they purchased two additional unit locations, a $35,000 fee if they purchased four additional unit locations, and a $69,000 fee if they purchased nine additional unit locations. In addition, the franchisees are required to purchase all U-V and spa equipment and products from us, from master franchisors who purchase the items from us, or from suppliers we designate. We are entitled to a royalty of 6% per month of the total sales at their spa locations and collect these royalties mainly through AutoDraft drafts or credit card. In addition, franchisees must pay us a percentage of their total monthly spa sales for our marketing and advertising programs. We obtain location sales data via spa management software that we use under a license. At December 31, 2009, we had 16 locations that are operated under an older version of our franchise agreement or other arrangements that require them to pay us a flat fee for royalties ranging from $250 to $975 per month, or no fee as described under “Transactions with Related Persons.” Franchisees agree to indemnify us for all fines, suits, claims, demands or obligations arising out of the obligations in the franchise agreement, including training, construction or operation of each spa. We may terminate the franchise agreement without notice, without penalty and without giving the franchisee any right to cure a default upon the occurrence of various events, including, among other things, the representative’s filing a petition for bankruptcy under federal or state bankruptcy laws, assigning the franchise agreements without our prior written consent, defaults under the lease or sublease for the spa location, and failing to comply with the training requirements of the franchise agreement.

Our domestic franchisees are required to open their spa locations within 275 days after entering into a franchise agreement with us. If the domestic franchisee has purchased additional units, the second and third unit is required to open within 24 and 36 months, respectively, from the date of the original franchise agreement. They are required to operate the spas in accordance with our operations manual and to comply with all applicable laws and regulations. The current version of our franchise agreement has a term of fifteen years and can be renewed by the franchisee for an additional five year term upon expiration of the original term, as long as the franchisee is in compliance with the terms and conditions of the franchise agreement.

The terms and conditions of any future franchise agreements may be different than those described above. We must file an annual disclosure document in certain of the U.S. states in which we have locations under state franchise law. We are required to file the current version of our agreements with that document, and if we make material changes to our agreements, we must amend our state disclosure document at the time of the change.

The following table shows the number of franchise agreements that will expire each year until 2024.

Number of Franchise
Year	Agreements Expiring

2010	3
2011	9
2012	29
2013	79
2014	49
2015	12
2016	0
2017	0
2018	0
2019	0
2020	50
2021	38
2022	38
2023	27
2024	11

345

Area Representative Agreements

At December 10, 2009, we had 23 area representatives for 27 territories, covering approximately 64% of our total domestic locations and approximately 10% of the total U.S. geographic land area. Each territory is governed by a separate agreement. Of the 27 agreements, four will expire in five years or less, 21 will expire in six to ten years, and two will expire in 11 to 15 years.

To be eligible to become an area representative, an individual must have a net worth of $500,000, access to at least $200,000 in capital, have business and management experience and pass a credit and background check. He or she must also have the qualities we look for in a franchisee.

Area representatives sign an agreement with us that entitles them to represent us in developing franchises within a defined geographic territory. The term of the agreement is ten years, with the option to renew for additional five year terms. They must also execute a separate franchise agreement with us. The area representative agreement requires an area representative to market successfully one spa for every 40,000 people within the area representative’s territory. We reserve the right to re-market territory of any area representative who does not achieve this goal within one calendar year of becoming an area representative.

We agree to provide training and support to area representatives to assist them in performing their duties. Area representatives must attend or participate in three separate training sessions we provide, as well as our annual conventions. The area representative is responsible for recruiting potential franchisees whom they refer to us for evaluation, and to assist the franchisee in opening a new franchise and providing ongoing supervision, training, and support. We have a corporate department dedicated to supervising and assisting our area representatives. Area representatives are responsible for attending bi-weekly training calls and are required to spend $1,000 per month in their markets on franchise opportunity marketing. We provide tools such as virtual seminars to assist area representatives in their marketing efforts.

Area representatives are entitled to 50% of the initial franchise fee we earn for sales of franchises in the area representative’s territory, if the franchise is sold or when an existing franchise is transferred to a new franchisee in the area representative’s territory as a result of the area representative’s efforts. For sales of new franchises or transfers of existing franchises in the area representative’s territory, but not as a result of his or her efforts, the area representative is entitled to 20% of the applicable fee. For sales of new franchises or transfers of franchises outside the area representative’s territory made as a result of the area representative’s efforts, the area representative is entitled to 20% of the applicable fee as long as the territory is not assigned to another area representative. When a broker facilitates a transaction, we pay the area representative for that territory 50% of the net fee after we pay the broker’s commission and our internal commissions. Our area representatives are also entitled to 40% of collected royalties that we receive from our franchisees in their territories. We may terminate the area representative agreement without penalty upon the occurrence of various events, including, among other things, the representative’s filing a petition for bankruptcy under federal or state bankruptcy laws or failing to comply with a mandatory development schedule within the first calendar year after the execution of the area representative agreement.

Master Franchisor Agreements

At December 31, 2009, we had eight master franchisor agreements in place, of which one will expire in 2020, five will expire in 2023, and two will expire in 2024.

Potential master franchisors must have past business and management experience, preferably with an emphasis in franchise management. They must be committed to our brand and our overall growth beyond the opportunity to profit from their individual investment. They must also have a minimum net worth equal to their entire investment, which includes the amount of their territory fee and the cost of developing the first location in their territory, which we call a flagship location.

Under our master franchisor agreements, we grant exclusive rights to the master franchisor to grant international franchises within a defined territory for a term of fifteen years. The master franchisor must open at least one flagship location controlled by the master franchisor within one year of signing the agreement with us. The master franchisor is responsible for marketing, selling and supervising franchises located within that territory. He or she agrees to award franchises according to a schedule negotiated with us, and failure by the master franchisor to achieve the agreed-upon goals would allow us to declare a default of the master franchisor agreement.

We provide guidance and support for the master franchisor’s development responsibilities, including providing personnel to train employees of the master franchisor and franchisees within the territory. Master franchisors pay us a territory fee based on the size of the population in the territory at the execution of the master franchisor agreement, a fee of $9,000 upon the signing of each new franchise agreement, a 1.8% royalty on each location’s total monthly sales, an optional monthly technology fee of $190 and an optional monthly education fee of $69. Master franchisors may terminate the master franchise agreement by giving 60 days’ written notice of a material breach of the master franchise agreement by us and provided we do not cure the default within the 60 days. We may terminate the master franchise agreement, effective immediately upon notice to the master franchiser upon the occurrence of various events, including, among other things, filing a petition for bankruptcy under federal or state bankruptcy laws or the failure to comply with a mandatory development schedule and such failure continues for a period of 30 days.

We sell equipment directly to foreign franchisees and pay a portion of our profits to the master franchisor. If we manage the relationship for the transaction with the equipment vendor, we pay the master franchisor 40% of our profit on the sale. If the master franchisor performs this role, we pay him or her 60% of the profit. For flagship locations owned or controlled directly by master franchisors, we sell them equipment and products at discounts ranging from 15% to 25% of our domestic rates. We also have equipment suppliers who sell directly to foreign franchisees, and we receive royalties on these sales. We share 60% of the royalty with the master franchisor.

Currently, we sell our private label products at a profit to an international distributor, who resells them to our foreign franchisees. The distributor also sells other national branded products to our foreign franchises, and pays us a royalty from those sales. We share 60% of our royalties with the master franchisor for the applicable territory. However, we expect that in the future we will sell our private label products to our master franchisors for resale to foreign franchisees. We would earn a profit at the time of sale to the master franchisor and would have no further royalties on resales to the franchisees.

Our Australian locations are, and our proposed Egyptian location will be, operated under a franchise agreement without a master franchisor. The franchise agreements for those locations are substantially similar to our agreement with our domestic franchisees, with some exceptions. For example, the franchisee is not required to pay us fees for brand development or marketing and we will not perform those activities. We expect that we may use the same or a similar arrangement in the future for smaller countries where a master franchise structure is not necessary.

Franchisee Recruitment

We have two primary marketing channels for the recruitment of prospective franchisees in the United States. Approximately 60% of our U.S. franchisees are recruited by our area representatives, who receive a commission for new franchise sales and share franchise fees and royalties with us for the franchises in their territory. We identify the remaining 40% of our franchisees though internal marketing tools such as our website and internet-based advertising. Occasionally we also receive franchisee referrals from independent brokers, to whom we pay a commission for referrals that ultimately result in an award of a franchise.

For our international franchise operations, we identify master franchisors primarily through trade shows and internet-based advertising. In addition, we have also on occasion retained U.S.-based commercial services that specialize in facilitating partnerships between U.S. and foreign businesses.

Our Equipment and Suppliers

We have formed relationships with several equipment manufacturers and other suppliers to maximize our buying power over our U-V and spa equipment and products and to associate our brand prominently with the equipment and products. We have assisted with the design of most of the equipment and products that our franchises offer and enjoy short-term exclusive rights on certain of the offered equipment. In addition, we believe the agreements that we have negotiated with these suppliers allow our franchisees and master franchisors to purchase equipment at an advantageous price compared to normal retail prices available to individual business owners.

We are not dependent on any single supplier. If any supplier became unable to meet its obligations to us, we believe we could readily replace it without difficulty.

In addition to carrying a thorough private label line of U-V, skincare and nutritional products, which accounts for approximately 53% of the products sold at our franchises, we also carry Australian Gold and Swedish Beauty products. Our private label products can only be purchased at Planet Beach locations, but Australian Gold and Swedish Beauty products are available at indoor tanning establishments.

We sell equipment and products directly to franchisees and equipment directly to master franchisors and earn a profit on those sales. We also have product suppliers or distributors who sell directly to franchisees and master franchisors, and we earn royalties on those sales.

Some of our equipment suppliers have agreed to indemnify us against claims caused by the design or malfunction of their equipment and we are listed as a co-insured on some equipment suppliers’ liability policies.

Marketing

We engage in marketing and advertising activities for the benefit of our domestic franchisees. Our master franchisors do the same for our foreign locations. This section describes our activities for domestic franchisees.

We strive to achieve the greatest possible national exposure through our marketing programs. We believe we have formulated our national marketing and advertising strategies in a manner that achieves the maximum value for our marketing budget.

Our Ms. Planet Beach Spokesmodel Search has been our most significant and successful marketing initiative since 2002. In 2009, the competition accounted for 70% of our national marketing expense. Currently, the competition is produced for television and syndicated throughout the United States. The television show can also be viewed in some parts of Canada. The 2009 television show was aired across the U.S. beginning on February 1, 2009 through June 1, 2009. The show was ultimately aired in markets that represented a total of 64.7% of U.S. households.

Also during the syndication period, our website traffic increased by over 127,000 hits for the 12 month period ending March 31, 2009 versus the prior year period. The Ms. Planet Beach website also had an increase of hits from 671 beginning in the second quarter of 2008 to 15,271 hits as of the end of the first quarter of 2009. The television show directs viewers to our website for membership and franchise information.

Domestic franchisees who entered into agreements with us before April 1, 2008 are required to contribute 1% of gross sales for our marketing and advertising programs. Domestic franchisees who entered into agreements with us on or after April 1, 2008 contribute 2% of gross sales for this purpose. The funds collected are used for the development and distribution of national, regional and local marketing for the benefit of all domestic franchisees within the Planet Beach system. In addition, funds are used to create marketing materials and public relations campaigns which promote the products and services offered by our franchisees. Our marketing consists of television, radio and print media advertisements. We are not obligated under our franchise agreements or any other agreement to spend any particular amount of fund contributions on the placement of marketing in a particular territory or geographic area.

We encourage our franchisees to form regional marketing cooperatives for the benefit of our franchisees located within the same geographic areas. Franchisees are required in their franchise agreement with us to belong to the cooperative for their area, if any. From time to time, we determine whether a regional marketing cooperative is appropriate in a geographical area, define the geographic area relevant to each regional marketing cooperative, and determine the percentage of gross sales each franchisee must contribute for each regional marketing cooperative (which contribution may vary among cooperatives, depending on marketing costs and requirements in the region). Although we provide operating guidelines to cooperatives, each cooperative is self-governing. We may change, merge or dissolve any regional marketing cooperatives at our discretion.

Our individual franchisees market their spas in the local telephone directory or directories covering the area from which the spa is likely to draw customers. Such marketing is placed in accordance with size and content formulas we provide to the franchisees. The cost of marketing in local telephone directories is borne by the individual franchisee.

Our Intellectual Property

Trademarks

Planet Beach Brands, L.L.C., a limited liability company that is wholly-owned by Stephen Smith, our Chairman, President, Chief Executive Officer and principal stockholder, has registered the following proprietary trademarks on the Principal Register of the United States Patent and Trademark Office, except for the trademark Bronzen, which we registered.

Trademark	Date Registered	Registration Number

Planet Beach	June 10, 1997	2070046
Planet Beach	June 25, 2002	2585483
Planet Beach Tanning Spa — Our Solar System Revolves Around You	January 2, 2007	3195152
Planet Beach	September 6, 2005	2991967
Bronzen	January 10, 2006	3038872
Contempo Spa	September 25, 2007	3299750
Luminous Facial	October 30, 2007	3327379
Planet Beach	August 26, 2008	3491120

We have filed all required affidavits, and the registrations are not yet due for renewal. Once registered, and assuming all required affidavits are filed timely, the marks listed above have a ten year term, and may be renewed for an additional ten year term. We have also registered certain of our trademarks, or have applications pending, in several foreign jurisdictions. We do not own any state trademark registrations.

There are currently no effective determinations of the U.S. Patent and Trademark Office, Trademark Trial and Appeal Board, the trademark administrator of any state or any court, no pending interference, opposition or cancellation proceedings, nor any pending material litigation involving any of the proprietary trademarks listed above.

We have entered into an agreement with Planet Beach Brands that will become effective upon the consummation of this offering, under which we will purchase the trademarks listed above and other intellectual property from Planet Beach Brands, except for the trademark “Bronzen,” which we already owned. We will purchase the intellectual property in exchange for a promissory note in the amount of $375,000, which we will repay with the net proceeds of this offering. We also agreed to pay Planet Beach Brands a monthly royalty equal to 0.5% of the royalties we collect from our franchisees (excluding marketing and other fees) in any month when those collected royalties exceed $400,000. In addition, in the event that we terminate Stephen Smith’s employment without cause, if he resigns for good reason, or if there is a change in control of our company, Planet Beach Brands will be entitled to a royalty of 10% of our collected royalties (excluding marketing fees) per month, regardless of the amount of our collections. In all events, the royalty payments will cease once they have totaled $10 million.

Patents, Copyrights and Proprietary Information

We do not own any registered patents or copyrights that are material to our business. However, we claim common law copyright and trade secret protection for several aspects of our franchise system including our Operations Manual and our marketing and business materials. There are no current determinations, proceedings or litigation involving any of our copyrighted materials.

Property

Our corporate headquarters is located at 5145 Taravella Road, Marrero, LA 70072. We own two buildings at that location, each with office and warehouse space having a combined total of 30,000 square feet. One of the buildings is subject to a lien filed by the Internal Revenue Service for $30,361 related mainly to taxes, penalties and interest stemming from our Form 1120 tax return for 2003. This matter has been resolved. We believe that these premises are adequate, suitable and of sufficient capacity to support our current needs.

We operate one Planet Beach company store in Irvine, California having a total of 1,876 square feet. We recently renewed the location lease through August 31, 2011 and believe such facility will be sufficient to meet our needs at that location through at least that time.

From 2002 through 2005, our wholly-owned subsidiary Planet Beach Real Estate, LLC entered into leases for various franchise locations and sublet the premises to our franchisees. We have discontinued this practice. However, at January 1, 2010, Planet Beach Real Estate remained the sublessor or guarantor for approximately three franchise locations, excluding our Irvine store. These three leases are expected to be renewed by the existing franchisee upon the expiration of the original lease without Planet Beach Real Estate as a guarantor. All of these leases are scheduled to expire on or before 2013.

Regulation

The U-V industry is regulated at both the state and federal levels. Most of the applicable federal laws and regulations do not affect us directly. Instead, those regulations primarily govern manufacturers of U-V booths, beds and other devices that we and our franchisees use. The principal federal laws regulating the manufacture of U-V devices are the federal Food, Drug and Cosmetic Act administered by the federal Food and Drug Administration, or the FDA, the Public Health Service Act and the Radiation Control for Health and Safety Act.

Because of the potential for injury and misuse of U-V devices, the FDA has issued stringent rules and regulations governing the manufacture and use of those devices. These regulations include limits on the ultraviolet light emitted by U-V devices, safe operation of such devices, timers, warning labels and the like.

We only purchase, and only permit our franchisees and master franchisors to purchase, U-V devices that meet or exceed the standards required by the FDA. For the personal safety of our customers, we require our franchisees to monitor the use of U-V beds and booths to assure compliance with the FDA guidelines. The U-V beds and booths used by our franchisees are installed, maintained and repaired by qualified employees or contractors in accordance with manufacturer’s specifications.

The federal health care bill signed into law in March 2010 contains a 10% tax on U-V tanning services that will take effect on July 1, 2010. We have not yet determined whether this tax will be imposed on our spa memberships, but we believe it would apply to sales of individual U-V therapy sessions and could have a chilling effect on demand for U-V services generally.

State regulation of the U-V industry varies from state to state. Many states have no laws or regulations governing U-V services. Currently, 31 states have either adopted or are in the process of adopting laws and regulations dealing with the U-V industry. State laws primarily regulate the health and safety aspects of U-V facilities rather than regulating the U-V devices used. Typically, states require a minimum customer age and parental consent and supervision in some cases, use of protective eyewear during any U-V session, maintenance of proper exposure distance and maximum exposure time as recommended by the manufacturer and availability of suitable physical aids such as handrails.

In addition, a Food and Drug Administration advisory panel recently recommended that the agency consider actions such as requiring that teenagers get parental consent before using a tanning bed or even banning the use of tanning beds among teens. The panel also recommended reclassifying tanning lamps from Class I medical devices — a category that includes tongue depressors and elastic bandages — to a Class II or Class III device, which would permit the agency to impose greater restrictions. According to the International Agency for Research on Cancer, which is affiliated with the World Health Organization, or WHO, people under 30 who use tanning machines increase their risk of skin cancer by 75%. The WHO last July listed ultraviolet radiation-emitting beds as “carcinogenic to humans,” its highest category of cancer risk.

Violation of the federal or state laws or regulations could result in criminal or civil penalties.

We are subject to stringent federal and state franchise laws requiring extensive disclosures by franchisors to current and prospective franchisees. State laws also prohibit fraud in the sale of franchises. We believe we are in compliance with all material federal and state franchise laws and regulations.

Our Employees

Excluding contract labor, as of March 2, 2010, we employed 42 full-time employees and 1 part-time employee. The following table sets forth the number of our employees by function as of that date.

Functions	As of March 2, 2010

Franchise sales	5
Product and equipment sales	6
Customer and franchisee support	13
Information technology and marketing	6
Administration, accounting, and legal	9
Executive management	4
TOTAL	43

We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees are represented by a labor union, and we believe our employee relations are good.

Insurance

We maintain property insurance for our administrative office buildings. The combined limits of our commercial property, commercial wind and hail, and flood policies total $7.5 million. We also have other coverages, including general liability insurance, business income insurance under our commercial property policy, employment practices liability insurance, errors and omissions insurance, directors and officers liability insurance, workman’s compensation insurance, key-man life insurance and professional liability insurance for our in-house lawyers. We also have commercial insurance for our company store in Irvine, California. We require each of our franchise locations to have a minimum of $1 million in commercial general liability coverage and certain other coverages. Our franchisees are also required under their franchise agreements to maintain products liability coverage and to name us as an additional insured. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in the United States.

Litigation

From time to time, we become involved in various lawsuits and legal proceedings that arise in the ordinary course of our business. Almost all of these matters arise in connection with business disputes between us and our franchisees, but on occasion we have been a party to lawsuits by customers alleging they were injured while using our spas. We require all of our locations to have customers sign a form acknowledging the risks of U-V and other services.

As of December 31, 2009, management, with the advice of counsel, has determined that the likelihood of loss in any pending matter is not reasonably probable or estimable. Accordingly, we have not accrued any reserves in our consolidated statements of operations in connection with these lawsuits. However, litigation is subject to inherent uncertainties, and future reserves may be required if losses are deemed reasonably probable and estimable due to changes in our assumptions, the effectiveness of legal strategies or other factors beyond our control. An adverse result in these or other matters or the creation of or changes to reserves could have a material adverse effect on our business, financial condition or operating results. We are vigorously defending our position on all claims and proceedings pending as of December 31, 2009. Moreover, we do not believe that any pending actions or proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

Our Corporate Structure

We were initially incorporated on September 26, 1996, under the laws of the State of Louisiana. On March 25, 2008, we reincorporated under the laws of the State of Nevada by merging our predecessor Louisiana corporation into its newly-formed, wholly-owned Nevada subsidiary. On March 18, 2010, we changed our state of incorporation to Delaware by merging into our newly-formed, wholly-owned Delaware subsidiary. As part of the merger, we effected a 1 for 3.5 reverse stock split of our common stock.

We conduct some of our operations through our wholly-owned subsidiaries, principally Planet Beach International, LLC, through which we conduct our international operations.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following sets forth the name and position of each of our current executive officers and directors. With respect to our directors, we have provided in their biographical information below the experience and qualifications that led to the conclusion that they should serve as a director.

Name	Age	Position

Stephen P. Smith	47	President, Chief Executive Officer and Chairman of the Board of Directors
Richard L. Juka	51	Senior Vice President, Chief Operating Officer, Secretary, Treasurer and Director
Nancy M. Price	42	Senior Vice President of Sales
Tiffany Lassiegne	29	President of Domestic Operations
Craig M. Berner	47	Chief Financial Officer
Eric E. Bosch	42	Director
Gary N. Solomon	53	Director
Ronald Warner	65	Director

Stephen P. Smith.  Mr. Smith is the co-founder of the company and has served as President, Chief Executive Officer and Chairman of the Board of Directors since April 1996. He received a B.A. in Political Science from the University of Mississippi, a Masters in Organizational Management from the University of Phoenix, and the distinguished Certified Franchise Executive designation from the International Franchise Association for his work and study in the franchise industry.

Mr. Smith has an extensive business background, which includes being an entrepreneur since 1986. He opened and operated Bodyplex Fitness Center from 1986 through 1989, Bay Street Tanning Boutique from 1988 through 1989, and was a licensee of three Gold’s Gym locations from 1989 through 1995. Mr. Smith also opened the original Planet Beach location in New Orleans, Louisiana in 1995, which was first called Electric Beach; he still owns this store today. In 1996, Mr. Smith founded Planet Beach Franchising Corporation and began franchising that same year.

Richard L. Juka.  Mr. Juka is one of our co-founders has served as our Senior Vice President, Chief Operating Officer, Secretary, Treasurer and Director since July 1996. He has 25 years of management experience in retail, wholesale and franchising businesses. Prior to joining Planet Beach Franchising Corporation, Mr. Juka served as Store Director and Field Operator for Pet Smart from 1991 until 1996. He was with Pet Smart during their 1993 initial public offering. Additionally, Mr. Juka worked for two publicly traded companies in the home improvement industry. In 2002, Mr. Juka received the designation of Certified Franchise Executive from the International Franchise Association for his work and study in the franchise industry. He has been a Planet Beach franchisee since November 2, 2009.

Nancy M. Price.  Ms. Price co-founded our company with Messrs. Smith and Juka and has served as our Senior Vice President of Sales since 1996. She was a member of our board of directors from 1996 to 2010. She received the designation of Certified Franchise Executive from the International Franchise Association for her work and study in the franchise industry.

Ms. Price studied health and physical education while attending Southeastern Louisiana University at Hammond from 1986 through 1990. She has 13 years experience in the health club industry and a total of 24 years experience in membership sales. Additionally, Ms. Price acted as the National Marketing Representative for Sydney Frank Importing Company, Inc. from 1988 through 1992 and also acted in the role of Corporate Trainer for the outside field staff of models and promoters. She has been a Planet Beach franchisee since December 1996.

Tiffany Lassiegne.  Ms. Lassiegne became our President of Domestic Operations on January 1, 2010. Until that time, she was our Vice President of Entertainment and Media, a position she was promoted to in January 2008.

She began her career with Planet Beach in 2000 as the general manager of a New Orleans area franchise location and has been promoted into numerous positions within the company, including: Franchise Relations Consultant from June 2003 until August 2005, Franchise Relations Manager from August 2005 to December 2006, Director of Franchise Relations from December 2006 until June 2007 and Senior Director of our Spa Tempo Media Department from June 2007 to January 2008. She and her husband were also Planet Beach franchisees from 2001 to 2003.

Ms. Lassiegne was previously employed as the Executive Producer of the Early Morning News at WWL-870 am radio, an Entercom Communications station in New Orleans, while attending Loyola University working toward her undergraduate degree in Business Management. In 2007, she earned her M.B.A. from the University of Phoenix.

Craig M. Berner.  Mr. Berner has served as our Chief Financial Officer since August 2007. Prior to that time, Mr. Berner served as Associate Controller and Director of Accounting for Tulane University from October 1999 to August 2007, where his primary responsibilities included overseeing all financial reporting, developing and monitoring internal controls, managing the operations of the accounting office, and preparing cash forecasts and capital budgets. He was also Manager of Budgeting and Financial Reporting for Tidewater Inc. from March 1998 to October 1999, and was responsible in that position chiefly for all budgeting and financial reporting, preparing quarterly and annual SEC filings, supervision of accounting staff, and custody of corporation and insurance reserve general ledger accounts. Mr. Berner, who is a Certified Public Accountant, has a B.S. in Accounting from the University of New Orleans and a M.B.A. from the A.B. Freeman School of Business at Tulane University, with a concentration in finance and management.

Eric E. Bosch.  Mr. Bosch was elected to our board of directors in 2010. He is a Certified Public Accountant, licensed in both Louisiana and Mississippi. He has been an equity director of the public accounting firm LaPorte Sehrt Romig Hand since December 2008. He joined the firm in January 1990 after graduating from the University of New Orleans in 1989 with a B.S. in accounting. Mr. Bosch serves as the engagement director for the accounting and assurance services provided by the firm to a number of clients in several different industries, as well as for clients that are public reporting companies. He has assisted several of these clients with the filings required for their initial public offerings, as well as the subsequent filings required by the SEC.

Gary N. Solomon.  Mr. Solomon was elected to our board of directors in 2010. He has been the Chairman of the Board and Chief Executive Officer of Crescent Bank and Trust in New Orleans since 1991. He has also been an active venture capitalist for the past 20 years, and currently has investments in a shipping franchise, several restaurant franchises and various real estate developments. He holds a B.S. in Business Administration from the University of New Orleans.

Ronald Warner.  Mr. Warner was elected to our board of directors in 2010. He has been in the private practice of law since 1968. Since July 2003, he has been a senior corporate partner in the law firm of Locke Lord Bissell & Liddell, where he heads the Corporate Practice Group in the Los Angeles office of the firm. Mr. Warner’s practice concentrates on mergers & acquisitions, financings (from emerging growth financing through larger multi-national public offerings) and compliance with federal and state securities laws and Foreign Corrupt Practices Act matters. Mr. Warner currently serves on the Boards of Directors of Senetas Corporation Limited, an Australian public company that designs and distributes encryption products world-wide, and Elite Interactive Solutions, Inc., a privately held company located in Los Angeles, California, that offers software monitoring products and services for facilities. He also serves on the Advisory Boards of a number of technology and services companies in the United States and other countries. Mr. Warner received his Juris Doctorate degree with honors from the New York University School of Law, where he was appointed as an editor of the Law Review, after receiving his Bachelor of Arts degree from Tulane University.

Board of Directors

Our board of directors is composed of five members, divided into three classes. This classification of the board of directors may delay or prevent a change in control of our company or our management. See “Description of Securities — Certain Charter, Bylaw and Statutory Provisions.”

Director Independence

Our board of directors has affirmatively determined that Messrs. Bosch, Solomon and Warner meet the definition of “independent director” under the rules of the NYSE Amex.

Board Committees

Our board of directors has two standing committees: an audit committee and a governance, compensation and nominating committee. Each of those committees has the composition and responsibilities set forth below.

Audit Committee

The members of the audit committee are Messrs. Bosch (Chair), Solomon and Warner. None of the members of the audit committee are, or have been, our officers or employees, and each member qualifies as an independent director as defined by the rules of the NYSE Amex, Section 10A(m) of the Securities Exchange Act of 1934, and SEC rules. The board of directors has determined that Mr. Bosch meets the definition of an “audit committee financial expert” as that term is used in Item 401(h) of Regulation S-K under the Securities Exchange Act.

Under its written charter, the audit committee’s purpose is to oversee the integrity of our financial statements and internal controls, our compliance with applicable legal and regulatory requirements and the qualifications and independence of our independent registered public accounting firm. To further this purpose, the audit committee has the sole authority to appoint and, when deemed appropriate, replace our independent registered public accounting firm, and has established a policy of pre-approving all audit and permissible non-audit services provided by our independent registered public accounting firm. The audit committee has, among other things, the responsibility to evaluate the qualifications and independence of our independent registered public accounting firm; to review and approve the scope and results of the annual audit; to review and discuss with management and the independent registered public accounting firm the content of our financial statements before the filing of our quarterly reports and annual reports; to review the content and clarity of our proposed communications with investors regarding our operating results and other financial matters; to review significant changes in our accounting policies; to establish procedures for receiving, retaining, and investigating reports of illegal acts involving us or complaints or concerns regarding questionable accounting or auditing matters, and to supervise the investigation of any such reports, complaints or concerns; to establish procedures for the confidential, anonymous submission by our employees of concerns or complaints regarding questionable accounting or auditing matters; and to provide sufficient opportunity for the independent auditors to meet with the committee without management present.

Corporate Governance, Compensation and Nominating Committee

The corporate governance, compensation and nominating committee is comprised of Messrs. Bosch, Solomon and Warner (Chair), each of whom has been determined by our board of directors to qualify as independent director as defined by the rules of the NYSE Amex, Section 10A(m) of the Securities Exchange Act of 1934, and SEC rules.

With respect to compensation, the committee discharges the responsibilities of our board of directors relating to compensation of our chief executive officer and other officers, including reviewing and approving the performance goals and objectives of our chief executive officer and other officers, evaluating the performance of those persons in light of the goals and objectives and ensuring that compensation of our executives reasonably relates to achieving the goals and objectives. The committee has, among other things, the responsibility to administer our stock plans, including granting options and awards under the stock plans, to review with management the compensation disclosures included in our annual proxy statement, and to provide a report on compensation for our proxy statement.

The purpose and responsibilities of the committee related to nominating candidates for director include considering the appropriate size, function and needs of our board of directors, developing criteria for membership on our board of directors, and identifying and recommending candidates to fill positions on our board of directors. The responsibilities of the committee related to corporate governance include, among other things, considering possible conflicts of interest of board members and senior executives, monitoring various committees of our board of directors, developing and reviewing annually our corporate governance principles, and reviewing and approving transactions with related persons in excess of $120,000.

Director Compensation

During the 2008 and 2009 fiscal years and until the consummation of this offering, no member of our board of directors received or will receive any compensation for service as a director. Upon the consummation of this offering, our directors who are not our employees will be entitled to an annual cash retainer for their services as director in the amount of $12,000 as long as they attend at least one board of directors meeting each calendar quarter.

Family Relationships

There are no family relationships between any of our directors or executive officers.

EXECUTIVE COMPENSATION

Summary Compensation Table — 2008 and 2009

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our chief executive officer and each of our other two most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus.

				Non-Equity	All
			Option	Incentive Plan	Other
Name and		Salary	Awards(1)	Compensation(2)	Compensation(3)	Total
Principal Position	Year	($)	($)	($)	($)	($)

Stephen P. Smith	2009	242,813	—	—	—	242,813
President, Chief Executive Officer	2008	259,000	279,142	—	13,382	551,524
and Chairman of the Board
Richard L. Juka	2009	185,625	—	22,567	—	208,192
Senior Vice President,	2008	198,000	67,185	55,264	11,430	331,879
Chief Operating Officer,
Secretary and Treasurer
Craig M. Berner	2009	131,240	—	—	—	131,240
Chief Financial Officer	2008	140,000	135,450	—	7,000	282,450

(1)	Reflects the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. For more information, see Note 6 to our consolidated financial statements for fiscal year 2009.

(2)	The amounts in this column consist of, for Mr. Juka, a bonus equal to 5% of our net profits from sales of spa products and equipment for the fiscal year.

(3)	Consists of company contributions in 2008 to the executive officer’s 401(k) plan account.

We have entered into employment agreements with both Stephen P. Smith, our President, Chief Executive Officer and Chairman, and Richard K. Juka, our Senior Vice-President, Chief Operating Officer, Secretary and Treasurer. Each of the employment agreements has an initial term of three years and automatically extends each day for an additional day until we give notice of our election to cease these extensions. Mr. Smith and

Mr. Juka are entitled to annual salaries of $259,000 and $198,000, respectively, subject in each case to increase (but not decrease) by determination of the board’s compensation committee, and may be awarded a bonus of up to 50% of their salaries for the company’s achievement of certain milestones to be established annually by the compensation committee. In addition, Mr. Juka is entitled to receive a monthly bonus of 5% of the net profit of the company’s equipment department. Mr. Smith’s employment agreement permits him to continue to operate the one Planet Beach location he currently owns and any other businesses he may establish during the term of the employment agreement by agreement with us without any obligation to pay us any royalty or franchise fee.

Each of the employment agreements may be terminated by us or the employee at any time. If we terminate either Mr. Smith or Mr. Juka without “cause” (as defined in the employment agreements), or Mr. Smith or Mr. Juka terminates his employment agreement for “good reason” (as defined in the employment agreements), he would be entitled to receive payment equal to three years’ annual salary at its then current level, payments of any bonuses that would have been earned for the three years following termination, vesting of all unvested benefits in all equity incentive and retirement plans that they were participating in at the time of termination, and insurance benefits for the three years following termination. In any event, following termination, Mr. Smith and Mr. Juka are prohibited from competing with us or soliciting our employees, franchisees and customers, for a period of two years after the termination of employment, except that Mr. Smith and Mr. Juka are permitted to continue to operate the one Planet Beach location they each own, respectively, and any other businesses they may establish during the term of the employment agreement by agreement with us.

In addition, we have entered into an Asset Purchase Agreement with Mr. Smith and Planet Beach Brands, L.L.C., a limited liability company owned solely by Mr. Smith, pursuant to which Planet Beach Brands assigned to us all of the trade names and trademarks owned by it under which we conduct our business and in exchange for which we have committed to pay it $375,000 and monthly, in perpetuity, 0.5% of the amount collected by us as the royalty fees paid by our franchisees as a percentage of their gross sales for each month in which aggregate collections exceed $400,000. However, if we terminate Mr. Smith’s employment without “cause” (as defined in his employment agreement), he terminates his employment with “good reason” (as defined in his employment agreement), or there is a change in control of our company, the monthly payments we owe Planet Beach Brands will increase to 10% of the amount we collect as royalty fees paid by our franchisees as a percentage of their gross sales, without regard to the gross amount of such collections in the month. Total amounts payable to Planet Beach Brands or Mr. Smith under this agreement may not exceed $10,000,000. The agreement will become effective upon consummation of this offering.

Currently, compensation for the named executive officers is based on what we believe to be the prevailing marketing conditions in the United States southern region for a company of our size.

In fiscal 2008 and 2009, we had an unwritten understanding with Messrs. Smith and Juka that they would earn a bonus of 5% and 3%, respectively, of our net income after taxes in profitable years. We have not paid a bonus under this arrangement because we incurred net losses in those years.

Outstanding Equity Awards at Fiscal Year End — 2009

		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option	Option
	Grant	Options	Options	Exercise	Expiration
Name	Date	(#) Exercisable	(#) Unexercisable	Price ($)	Date

Stephen P. Smith	9/1/2008	54,956	151,129	3.50	9/1/2018
President, Chief Executive Officer
and Chairman of the Board
Richard L. Juka	9/1/2008	13,227	36,374	3.50	9/1/2018
Senior Vice President,
Chief Operating Officer,
Secretary and Treasurer
Craig M. Berner	8/29/2007	6,905	7,381	3.50	8/29/2017
Chief Financial Officer	9/1/2008	26,667	73,333	3.50	9/1/2018

Options granted under our 2005 Stock Option Plan expire ten years from the date of grant. Generally, either 20% or 25% of the options vest on the first anniversary of the grant. Thereafter, the options vest monthly on a pro rata basis until the fourth or fifth anniversary of the grant until fully vested.

We have a defined contribution employee benefit or 401(k) plan. The plan is available to employees who have completed at least three months of service and are at least 18 years old. Before December 1, 2008, the company matched 25% of each dollar contributed up to 4% of the employee’s annual salary. The employer contribution vests fully after five years. We temporarily suspended matching contributions beginning December 1, 2008. Our expense during 2009, 2008 and 2007 associated with the plan totaled $0, $56,099, and $38,882, respectively. We have not determined if and when we will reinstate the company match.

We do not believe that there are risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on our business.

TRANSACTIONS WITH RELATED PERSONS

We describe below certain transactions and series of similar transactions that have occurred this year or during our last two fiscal years to which we were a party or will be a party, including transactions in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, or holder of more than 5% of our common stock or any member of his or her immediate family had or will have a direct or indirect material interest.

Stephen Smith, our President, Chief Executive Officer, Chairman of the Board and majority stockholder, owns a Contempo Spa that does not pay royalties to us. This location was the first Planet Beach location and opened before Planet Beach Franchising Corporation was formed. Under the terms of our first form of franchise agreement, which was executed for the first time in 1996, royalties payable to us were fixed at $250 per month for the duration of the agreement. Therefore, the amount of royalties that would have been paid by this location to us if it were subject to the franchise agreement would have been $3,000 annually, or approximately $42,000 since 1996.

Richard Juka, our Senior Vice President, Chief Operating Officer, Secretary, Treasurer and Director, co-owns a Contempo Spa location that opened on November 2, 2009. Mr. Juka and his partner do not pay the 6% royalty that would be required under our current franchise agreement. Rather, they pay us a fixed monthly fee of $350. In addition, instead of paying the required 2% of gross sales to us per month for brand development, they pay 1% of gross sales per month for this purpose. For fiscal year 2009, the amount that would have been payable to us from this location under our current form of franchise agreement would have been $743. The amount actually invoiced for fiscal year 2009 under our arrangement with Mr. Juka was $792.

We have entered into an agreement with Planet Beach Brands, L.L.C., that will become effective upon the consummation of this offering, under which we will purchase trademarks and other intellectual property from Planet Beach Brands. Planet Beach Brands is wholly-owned by our Chairman, President, Chief Executive Officer and principal stockholder, Stephen Smith. We will purchase the intellectual property in exchange for a promissory note in the amount of $375,000, which we will repay with the net proceeds of this offering. We also agreed to pay Planet Beach Brands a monthly royalty equal to 0.5% of the royalties we collect from our franchisees (excluding marketing and other fees) in any month when those collected royalties exceed $400,000. In addition, in the event that we terminate Stephen Smith’s employment without cause, if he resigns for good reason, or if there is a change in control of our company, Planet Beach Brands will be entitled to a royalty of 10% of our collected royalties (excluding marketing fees) per month, regardless of the amount of our collections. In all events, the royalty payments will cease once they have totaled $10 million.

We issued a note payable to New Sunshine LLC at 7% interest due on April 10, 2012 for our purchase of U-V products. This note is secured by 85,714 shares of our common stock owned and pledged by Mr. Smith. During fiscal 2008 and 2009, the largest aggregate amount of principal outstanding on the note was $750,000, and the amount outstanding at December 31, 2009 was $515,739. We paid $110,153 in principal and $38,808 in interest on the note in fiscal 2008 and $124,108 in principal and $41,486 in interest in fiscal 2009.

A substantial amount of our indebtedness has been personally guaranteed by certain of our officers and directors, including indebtedness that we intend to repay with the proceeds of this offering, as described below. See “Use of Proceeds” for more information about our intended use of the proceeds of the offering.

Our indebtedness that has been guaranteed by our officers and directors consists of:

•	our 6.54% note to Capital One Bank due March 9, 2027 for the purchase and improvement of our corporate headquarters. This note has been personally guaranteed by Mr. Smith and Mr. Juka. The largest aggregate amount of principal outstanding on the note was $890,737 during fiscal 2008 and 2009, and the amount outstanding at December 31, 2009 was $840,008. We paid $24,630 in principal and $57,511 in interest on the note in fiscal 2008 and $26,099 in principal and $55,900 in interest in fiscal 2009.

•	our 5.79% note to the Small Business Administration due June 1, 2027 for the purchase and improvement of our corporate headquarters. This note has been personally guaranteed by Mr. Smith and Mr. Juka. The largest aggregate amount of principal outstanding on the note was $623,771 during fiscal 2008 and 2009, and the amount outstanding at December 31, 2009 was $591,280. We paid $13,052 in principal and $35,888 in interest on the note in fiscal 2008 and $19,439 in principal and $34,521 in interest in fiscal 2009.

•	our 8.25% note to Whitney National Bank due July 19, 2012 to fund operations. This note has been personally guaranteed by Mr. Smith and Mr. Juka. The largest aggregate amount of principal outstanding on the note was $727,030 during fiscal 2008 and 2009, and the amount outstanding at December 31, 2009 was $619,305. We paid $51,545 in principal and $58,210 in interest on the note in fiscal 2008 and $56,180 in principal and $53,596 in interest in fiscal 2009.

Nancy Price, our Senior Vice President of Sales, Shannon Aleman, who is Mr. Smith’s sister, and certain of our employees own Planet Beach franchises. The terms of those franchise arrangements are no less favorable to us than those that were applicable in our standard franchise agreements that were in effect for other franchises at the time those franchises were established. The total revenue due to us from each of those franchisees in 2009 was less than $120,000.

As of December 31, 2009, Ms. Aleman owed us $35,671 in initial franchise fees and other fees. In addition, one of our employees, who is also a stockholder, owns two franchise locations for which we are currently deferring royalties. At December 31, 2009, the amount of deferred royalties from these two locations totaled $39,783. Also, another of our employees, who is also a stockholder, owed us $73,682 at December 31, 2009 in unpaid area representative territory fees.

On November 18, 2009, Mr. Smith loaned us $50,000 for the payment of expenses related to this offering. The note is to be repaid with 5% interest (for a total repayment amount of $52,500) upon completion of the offering.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 18, 2010 for: (i) each person known by us to beneficially own more than 5% of our voting securities, (ii) each named executive officer, (iii) each of our directors, and (iv) all of our named executive officers and directors as a group. The information in the table reflects the 1 for 3.5 reverse stock split we effected on March 18, 2010 and assumes no exercise of the warrants included in the units we are offering or the representative’s warrants.

Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital stock shown as beneficially owned, subject to applicable community property laws.

We have assumed no exercise of outstanding options (other than, in the case of each individual or entity listed in the table below, stock options held by that individual or entity that will be exercisable for our common stock on or before May 31, 2010).

The number of shares of common stock outstanding before this offering is 3,713,925.

The percentage of common stock beneficially owned after this offering is based on          shares of common stock to be outstanding after this offering, which includes          shares of common stock being offered for sale as part of the units being offered in this offering but assumes no exercise of the warrants issued in connection with this offering or the underwriters’ over-allotment option.

		Percent of	Percent of
		Common	Common
Name and Address	Shares Beneficially	Stock Before	Stock After
of Beneficial Owner(1)	Owned(2)	the Offering	the Offering

Stephen P. Smith	2,545,363	65%
President, Chief Executive Officer and Chairman of the Board
Richard L. Juka	612,571	16%
Senior Vice President, Chief Operating Officer,
Secretary, Treasurer and Director
Craig M. Berner	43,095	1%
Chief Financial Officer
Nancy M. Price	371,021	9%
Senior Vice President of Sales
Eric E. Bosch	0	0%	0%
Director
Gary N. Solomon	0	0%	0%
Director
Ronald Warner	0	0%	0%
Director
All named executive officers and directors as a group (6 persons)	3,572,050	96%

(1)	The address of all persons listed is 5145 Taravella Road, Marrero, LA 70072.

(2)	Includes 72,130, 17,360, 43,095 and 10,510 shares underlying exercisable options and options that will become exercisable on or before May 31, 2010 for Mr. Smith, Mr. Juka, Mr. Berner and Ms. Price, respectively.

DESCRIPTION OF SECURITIES

Capital Stock

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of March 18, 2010, we had a total of 3,836,611 shares of common stock issued and 3,713,925 shares outstanding. We have no shares of preferred stock outstanding. We also have options outstanding to purchase 552,571 shares of our common stock. The number of options outstanding excludes shares subject to an option held by one of our vendors to convert balances due under our note payable within 12 months of this offering at a conversion price equal to the initial public offering price.

After this offering, we will have          shares of common stock outstanding, or          shares outstanding if the underwriters exercise their over-allotment option in full. This assumes no warrants are exercised.

Common Stock

Each share of our common stock entitles its holder to one vote per share on all matters coming before the stockholders. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock and the common stock is not convertible into any other security. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions of the class or series. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control or could hurt the market price of our securities.

Units

The units we are offering in this prospectus consist of one share of our common stock and one redeemable common stock purchase warrant. We have applied to list the units for trading on the NYSE Amex under the symbol “PBFCU” on or promptly after the date of this prospectus. Each of the shares and the warrants may be traded separately 35 days after the date of this prospectus. Once the shares and warrants begin separate trading, we anticipate the shares will be listed on the NYSE Amex under the symbol “PBFC” and the warrants will be listed on the NYSE Amex under the symbol “PBFCW,” but we cannot assure you that our securities will be so listed or, if listed, will continue to be listed.

Warrants

The warrants included in the units we are offering entitle the holder to purchase one share of common stock at a price of $      per share, subject to adjustment as discussed below, at any time after 9:30:01 a.m., New York time, on          , 2010. The warrants will expire at 5:00 p.m., New York time, on          ,

2013, or earlier upon redemption. After completion of this offering, warrants for      shares of our common stock will be outstanding.

We may redeem the outstanding warrants at a price of $      per warrant at any time upon a minimum 15 days’ prior written notice of redemption and if, and only if, the closing price of our common stock equals or exceeds $      per share for a period of ten consecutive trading days.

If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder shall then be entitled to exercise his or her warrant before the date which is two business days before the date scheduled for redemption. We do not need the consent of our underwriters in order to redeem the outstanding warrants.

The warrants will be issued in registered form under a warrant agreement between           as warrant agent, and us. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock split or stock dividend, or our recapitalization, reorganization, merger or consolidation.

The warrants may be exercised upon surrender of the warrant certificate on or before its expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or bank cashier’s check payable to               , for the number of warrants being exercised. Warrant holders will not have any voting rights or any other of the rights or privileges of holders of common stock until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held on record on all matters to be voted on by stockholders.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. In addition, holders of the warrants are not entitled to net cash settlement and the warrants may only be settled by delivery of shares of our common stock and not cash. Under the terms of the warrant agreement, we have agreed to use commercially reasonable efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

We will not issue fractional shares upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number to determine the number of shares of common stock to be issued to the warrant holder.

Certain Charter, Bylaw and Statutory Provisions

Certain provisions of our certificate of incorporation and bylaws and Delaware law are described below.

Classified board of directors.  Our certificate of incorporation divides the members of our board of directors into three classes, which are designated Class A, Class B and Class C. The initial Class A directors are Messrs. Bosch and Juka, who serve for a term expiring at our annual meeting of stockholders in 2011. The initial Class B Director is Mr. Solomon, who serves for a term expiring at our annual meeting of stockholders in 2012. The initial Class C Directors are Messrs. Smith and Warner, who serve for a term expiring at our annual meeting of stockholders in 2013. Thereafter, the members of each class serve for a three year term. The terms are staggered, which means that each year the term of only one of the classes expires. Staggering directors’ terms makes it more difficult for a potential acquiror to seize control of a target company through a proxy contest, even if the acquiror controls a majority of the company’s stock, because only one-third or fewer of the directors stand for election in any year and directors may only be removed for cause.

Stockholder Meetings.  Our certificate of incorporation provides that only the chairman of our board or a majority of our directors may call a special meeting of stockholders. Stockholders must give advance notice of nominations for the election of directors and of business to be brought by stockholders before a stockholders’ meeting in the manner provided in our bylaws. Our charter also provides that stockholders may not take any action by written consent.

Limitation of liability of directors and officers.  Our certificate of incorporation provides that our directors will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent allowed by the General Corporation Law of the State of Delaware as it now exists or it may be amended in the future. The General Corporation Law of the State of Delaware provides that a corporation may provide that a director will not be liable to the corporation or its stockholders for monetary damages arising from a breach of their fiduciary duties, except for:

•	breaches of a director’s or officer’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	liability for unlawful payments or dividends or unlawful stock purchases or redemptions, to the extent provided in the General Corporation of Law of the State of Delaware; or

•	a transaction from which a director or officer obtained an improper personal benefit.

Indemnification of directors.  Our certificate of incorporation provides that we must indemnify, advance expenses to and hold harmless our directors to the fullest extent permitted by the General Corporation Law of the State of Delaware as it now exists or may be amended in the future. Under current Delaware law, a corporation may indemnify directors made or threatened to be made a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding because of that person’s service as a director of the corporation or because that person was serving at the corporation’s request as a director of another corporation or enterprise. The corporation may indemnify such a person for expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement that are actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided that the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

In each instance of indemnification, the corporation may only indemnify the person following a determination that the person met the applicable standard of conduct by:

•	a majority vote of the directors who are not parties to the action, suit or proceeding;

•	a committee of the board of directors designated by a majority vote of those disinterested directors;

•	by independent legal counsel if there are no disinterested directors or the disinterested directors so direct; or

•	the stockholders.

A corporation may pay expenses (including attorneys’ fees) incurred by the director in defending an action, suit or proceeding in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by the director to repay the corporation the amount paid in advance if it is ultimately determined that the person is not entitled to be indemnified. The corporation shall be required to indemnify, or advance expenses to, our directors in connection with a proceeding commenced by our directors only if the board of directors authorized the commencement of the proceeding.

Removal of Directors.  Our directors may be removed only for cause and only by a vote of the holders of a majority of the total voting power of the shares entitled to vote at an election of directors.

Board Vacancies.  Only the board of directors may fill vacancies on the board.

Delaware Law.  Section 203 of the Delaware General Corporation Law will prevent us from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless one of a number of statutory exceptions or exemptions applied. Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such an entity or person. The “business combinations” that Section 203 prohibits with an interested stockholder are the following transactions:

•	any merger or consolidation involving us and an interested stockholder;

•	subject to certain exceptions, any transaction that results in our issuance or transfer of any stock of our stock to an interested stockholder; or

•	any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by an interested stockholder.

Although Section 203 would not prevent the interested stockholder from transferring his shares, the limitations on business combinations contained in Section 203 would, absent board approval of the transfer, apply to any purchaser and could thus potentially limit the ability of the interested stockholder to sell his shares freely.

Certain Anti-Takeover Effects

The classification of our board of directors and the lack of cumulative voting will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to change our management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management.

Furthermore, following this offering, our board of directors may implement certain additional measures that would discourage a takeover of our company. These could include one or a combination of the following, among others:

•	adoption of a stockholder rights plan, commonly called a poison pill.

•	amending our bylaws, or proposing that our stockholders to amend our certificate of incorporation or bylaws or adopt amendments to our certificate of incorporation, with respect to the following:

•	increasing the vote required by our stockholders to amend our certificate of incorporation or bylaws or to remove directors, or

•	increasing the vote required by our stockholders to consummate a business combination if our board of directors does not recommend it.

Our board of directors can amend our by-laws without approval of our stockholders. It can amend our certificate of incorporation to create the type of preferred stock that is used for a poison pill. It can also amend the terms of any preferred stock without the approval of holders of the common stock. Other amendments to our certificate of incorporation cannot be adopted unless our stockholders approve them. Our board of directors will not adopt or propose any amendment to our certificate of incorporation or our by-laws of the type described above unless it determines that the amendment is in the best interests of our stockholders.

These anti-takeover provisions may further permit our board of directors to choose not to entertain offers to purchase us, even offers that are at a substantial premium to the market price of our stock. Our stockholders may therefore be deprived of opportunities to profit from a sale of control.

After this offering, members of our senior management may enter into an agreement providing that they will vote their shares in accordance with the majority in interest of the total shares held by the parties to the agreement. The agreement may have other terms, such as a right of first refusal in the other parties to the agreement if any party desires to sell his or her shares of the company. The effect of this agreement may be to concentrate a certain measure of control of our company in a small group of executives.

Transfer Agent and Registrar

Our independent stock transfer agent and registrar for our common stock and warrants is           .

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common stock. As described below, only a limited number of shares outstanding before this offering will be available for sale immediately after the offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after the restrictions lapse, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding           shares of our common stock, assuming the underwriters exercise their over-allotment option in full. This also assumes that there are no exercises of outstanding options, warrants or other rights to acquire our stock. If all of the warrants are exercised (excluding the representative’s warrants described below), we will have           shares of common stock outstanding. All of the units sold in this offering, and eventually the underlying shares and warrants, as well as shares issued upon exercise of the warrants, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these securities are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Securities held or purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

After this offering, all of the shares of our common stock held by our existing stockholders will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only pursuant to an effective registration statement or an exemption from registration under Rule 144 or 701 under the Securities Act. These rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale
Immediately upon completion of this offering
90 days after the date of this prospectus and various times thereafter
One year after the date of this prospectus and various times thereafter

Lock-Up Agreements

In connection with this offering, our officers, directors, and greater than one percent stock and option holders, who together hold an aggregate of 3,428,955 shares of our common stock and options to purchase an additional 444,282 shares, have agreed, subject to limited exceptions, not to sell directly or indirectly or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of one year after the date of this prospectus, and in specific circumstances, up to an additional 34 days, without the prior written consent of C K. Cooper & Company, Inc. For additional information, see “Underwriting.”

Rule 144

In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

In addition, under Rule 144, a person may sell immediately upon the completion of this offering, shares of our common stock acquired from us without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Subject to any applicable lock-up agreements, beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of the warrants being issued in connection with this offering; and

•	the average weekly trading volume in our common stock on the NYSE Amex during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to provisions restricting how the shares can be sold, notice requirements and to the availability of current public information about us.

Representative’s Warrants

In connection with this offering, we have agreed to issue to the representative of the underwriters warrants to purchase a total of          shares of our common stock at a price per share equal to 120% of the initial offering price of the units. The representative’s warrants will be exercisable at any time beginning six months after the date of this prospectus until the fifth anniversary of the date of this prospectus. However, neither the representative’s warrants nor the underlying shares may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of six months immediately following the date of effectiveness or commencement of sales of this offering, except to any member participating in the offering and the officers or partners thereof, and only if all securities so transferred remain subject to the six month lock-up restriction for the remainder of the lock-up period. The common stock issued to the representative upon exercise of these representative’s warrants will be freely tradable.

Rule 701

Any employee, officer or director of our company, or consultant to our company who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until ninety days after the date of this prospectus before selling those shares. However, 444,282 shares issuable upon the exercise of options issued under Rule 701 are subject to lock-up agreements described above and will only become eligible for sale when the one year lock-up agreements expire.

Registration of Shares Issuable Stock Option Plan

We intend to file a Form S-8 registration statement under the Securities Act after the completion of this offering to register all 552,571 shares of common stock issuable under our 2005 Stock Option Plan. The registration statement will become effective immediately upon filing, and shares covered by the registration statement will thereupon be eligible for sale in the public market, subject to any lock-up agreements and Rule 144 limitations applicable to affiliates.

UNDERWRITING

Subject to the terms and conditions described in an underwriting agreement between us and C. K. Cooper & Company, Inc., as representative and book-running manager, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the following number of units at the offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Units

C. K. Cooper & Company, Inc.

The underwriters have agreed to purchase all of the units sold under the underwriting agreement if any of the units are purchased, other than units covered by the over-allotment option described below. The underwriting agreement provides that the underwriters’ obligation to purchase units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the units offered hereby (other than those units covered by their option to purchase additional units as described below), if any of the units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

We have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase a total of up to           additional units at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional units approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

The underwriters have advised us that they propose initially to offer the units to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per unit. After the offering, the offering price and other selling terms may be changed.

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters by us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Without Option	With Option

Per Unit	$	$

Total	$	$

The expenses of this offering that are payable by us, excluding the underwriting discount and commissions and related fees, are estimated to be approximately $     . We have agreed to reimburse the underwriters for their out of pocket expenses in connection with this offering, including their attorneys’ fees. In addition, in October 2009, we paid C.K. Cooper & Company, Inc. an aggregate of $25,000 for advisory services rendered to us in preparation for this offering.

In connection with this offering, we have agreed to issue to C.K. Cooper & Company, Inc. warrants entitling it or its assigns, to purchase up to an aggregate of 10% of the total number of shares sold in this offering at a price equal to 120% of the public offering price per share. These warrants will be exercisable beginning six months after the date of this prospectus until the fifth anniversary of that date and will contain customary exercise provisions, representations and anti-dilution provisions. The warrants may be exercised for cash or on a cashless exercise basis. For the complete terms of the representative’s warrants, you should refer to the form of representative warrant filed as an exhibit to the registration statement of which this prospectus is a part.

The warrants to be issued to C.K. Cooper & Company are deemed compensation by the Financial Industry Regulatory Authority, Inc., or FINRA, and may not be sold, transferred, pledged, hypothecated or assigned or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180-days following the effective date of the offering pursuant to Rule 2710(g)(1) of the NASD Conduct Rules.

In addition, the underwriting agreement also grants C. K. Cooper & Company a right of first refusal to act as lead underwriter for any equity or debt offerings we contemplate during the period of 36 months from the closing of this offering.

We have engaged C. K. Cooper & Company, on a non-exclusive basis, as our agent for the solicitation of the exercise of the warrants. To the extent not inconsistent with the guidelines of FINRA and the rules and regulations of the SEC, we have agreed to pay C. K. Cooper & Company for bona fide services rendered a commission equal to 5% of the exercise price for each warrant exercised more than one year after the date of this prospectus if the exercise was solicited by C. K. Cooper & Company. No compensation will be paid to C. K. Cooper & Company upon the exercise of the warrants if:

•	the market price of the underlying shares of common stock is lower than the exercise price;

•	the holder of the warrants has not confirmed in writing that C. K. Cooper & Company solicited his, her or its exercise;

•	the warrants are held in a discretionary account, unless prior specific written approval for the exercise is received from the holder;

•	the warrants are exercised in an unsolicited transaction; or

•	the arrangement to pay the commission is not disclosed in the prospectus provided to warrant holders at the time of exercise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We, all of our directors and executive officers and substantially all of the holders of our outstanding stock have agreed that, without the prior written consent of C. K. Cooper & Company, we will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of one year after the date of this prospectus.

The one year restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the one year restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the one year restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the one year period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by C. K. Cooper & Company.

C. K. Cooper & Company, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, C. K. Cooper & Company will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

We intend to apply to list the securities we are offering in this prospectus on the NYSE Amex as follows:

Security	Symbol
Units	PBFCU
Common Stock	PBFC
Warrants	PBFCW

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than any prospectus made available in electronic format in this manner, the information on any web site containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

In connection with this offering, some participants in the offering may purchase and sell our securities in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve sales by the underwriters of securities in excess of the number of securities required to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of securities made in an amount up to the number of securities represented by the underwriters’ over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of securities in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of securities to close out the covered syndicate short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. Stabilizing transactions consist of bids for or purchases of securities in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter or syndicate member when the underwriters repurchase shares originally sold by that underwriter or syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE Amex or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters may in the future perform investment banking and advisory services for us from time to time for which it may in the future receive customary fees and expenses.

INTERESTS OF CERTAIN PERSONS IN THE OFFERING

If this offering is not successful, we may not have the funds necessary to pay the expenses of the offering in the immediate future, including fees of our legal counsel, Fishman Haygood Phelps Walmsley Willis & Swanson, L.L.P., and fees of our independent registered public accounting firm, Postlethwaite & Netterville, APAC.

LEGAL MATTERS

Fishman Haygood Phelps Walmsley Willis & Swanson, L.L.P., New Orleans, Louisiana and Richards, Layton & Finger, P.A., Wilmington, Delaware, will pass upon certain legal matters for us in connection with the offered securities. Certain legal matters will be passed upon for C. K. Cooper & Company by K&L Gates LLP, Irvine, California.

EXPERTS

The consolidated financial statements of Planet Beach Franchising Corporation and subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, have been included herein and in the registration statement in reliance upon the reports of Postlethwaite & Netterville, APAC, independent registered public accounting firm appearing elsewhere herein and in the registration statement, upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering in this prospectus. This prospectus does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. You should refer to the registration statement and its exhibits and schedules for additional information. When we make references in this prospectus to any of our agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual agreements or other documents.

You can read and copy the registration statement and the exhibits at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We will provide a copy of our annual report to stockholders, including our audited financial statements, at no charge upon written request sent to Planet Beach Franchising Corporation, 5145 Taravella Road, Marrero, Louisiana, 70072. Our address on the World Wide Web is www.planetbeach.com. The information on our website is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

The financial statements listed below do not give effect to the 1 for 3.5 reverse stock split we effected on March 18, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Planet Beach Franchising Corporation and Subsidiaries
Marrero, Louisiana:

We have audited the accompanying consolidated balance sheets of Planet Beach Franchising Corporation and Subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/  POSTLETHWAITE & NETTERVILLE, APAC

Metairie, Louisiana
April 1, 2010

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$53,810	$60,068
Investments	—	288,614
Accounts receivable, net of allowance for doubtful accounts of $733,518 and $606,867, respectively	1,032,632	1,346,784
Due from employees	42,064	79,398
Inventory	479,264	727,116
Notes receivable	228,569	354,384
Prepaid expenses and other current assets	89,657	87,813

Total current assets	1,925,996	2,944,177

PROPERTY, PLANT AND EQUIPMENT, NET	2,188,732	2,171,045

OTHER ASSETS
Notes receivable, net of allowance for doubtful accounts of $518,805 and $279,682, respectively	707,365	759,657
Other long-term assets	111,519	91,118

Total other assets	818,884	850,775

TOTAL ASSETS	$4,933,612	$5,965,997

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Current maturities of notes payable	$448,742	$452,063
Line of credit	—	192,561
Accounts payable	1,402,437	2,090,655
Customers’ deposits	264,633	142,671
Accrued liabilities	459,951	448,964
Deferred revenue	55,500	234,000

Total current liabilities	2,631,263	3,560,914

LONG-TERM LIABILITIES
Notes payable	2,773,919	2,670,179
Accrued liabilities	620,224	448,261
Deferred revenue	213,181	220,682

Total long-term liabilities	3,607,324	3,339,122

Total liabilities	6,238,587	6,900,036

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.0001 par value;
Shares authorized: 100,000,000; none issued	—	—
Common stock, $0.0001 par value;
Shares authorized: 100,000,000;
Shares issued: 13,428,139;
Shares outstanding: 12,998,739	1,343	1,343
Additional paid-in capital	348,802	230,869
Retained earnings (deficit)	(1,480,120)	(771,728)
Accumulated other comprehensive income (loss)	—	(219,523)
Treasury stock, at cost	(175,000)	(175,000)

Total stockholders’ equity (deficit)	(1,304,975)	(934,039)

TOTAL LIABILITIES AND STOCKHOLDERS’
EQUITY (DEFICIT)	$4,933,612	$5,965,997

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

	2009	2008	2007

OPERATING REVENUES
Sales of spa equipment and products	$4,919,466	$14,705,685	$17,585,785
Franchise fees	1,257,067	3,067,123	2,745,360
Royalties and related fees	6,883,254	6,833,193	5,584,958
Other	209,333	399,831	539,917

Total operating revenues	13,269,120	25,005,832	26,456,020

OPERATING EXPENSES
Cost of goods sold	3,692,991	11,131,834	13,369,056
Operating expenses	3,951,089	5,630,367	4,632,521
Salaries and bonuses	4,279,981	6,790,704	6,633,646
Commissions	1,579,631	2,013,114	2,012,692

Total operating expenses	13,503,692	25,566,019	26,647,915

LOSS FROM OPERATIONS	(234,572)	(560,187)	(191,895)

OTHER INCOME (EXPENSE)
Interest and other income	34,871	12,818	12,595
Interest expense	(256,172)	(218,575)	(174,204)
Realized gain (loss) on investments	(252,519)	7,697	23,751

Total other income (expense)	(473,820)	(198,060)	(137,858)

LOSS BEFORE PROVISION FOR INCOME TAXES	(708,392)	(758,247)	(329,753)
Benefit for income tax	—	—	(4,651)

NET LOSS	$(708,392)	$(758,247)	$(325,102)

LOSS PER COMMON SHARE BASIC AND DILUTED	$(0.05)	$(0.06)	$(0.03)

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC AND DILUTED	12,998,739	12,971,046	12,961,815

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

				Retained	Other
	Common Stock		Paid-In	Earnings	Comprehensive	Treasury Stock
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Shares	Amount	Total

BALANCE, January 1, 2007	12,381,215	$1,238	$141,302	$319,676	$37,461	415,000	$(157,500)	$342,177

Other comprehensive income:
Net loss	—	—	—	(325,102)	—	—	—	(325,102)
Net unrealized loss on investments	—	—	—	—	(34,068)	—	—	(34,068)
Foreign currency translation adjustment, net of tax expense	—	—	—	—	1,496	—	—	1,496

Total comprehensive loss								(357,674)
Stock issuance	1,010,000	101	909	—	—	—	—	1,010
Stock options compensation			16,970					16,970
Dividends paid	—	—	—	(8,055)	—	—	—	(8,055)
Purchase of treasury stock	—	—	—	—	—	14,400	(17,500)	(17,500)

BALANCE, December 31, 2007	13,391,215	1,339	159,181	(13,481)	4,889	429,400	(175,000)	(23,072)

Other comprehensive income:
Net loss	—	—	—	(758,247)	—	—	—	(758,247)
Net unrealized loss on investments	—	—	—	—	(223,606)	—	—	(223,606)
Foreign currency translation adjustment, net of tax benefit	—	—	—	—	(806)	—	—	(806)

Total comprehensive loss								(982,659)
Stock options compensation			34,769					34,769
Stock issuance	36,924	4	36,919	—	—	—	—	36,923

BALANCE, December 31, 2008	13,428,139	1,343	230,869	(771,728)	(219,523)	429,400	(175,000)	(934,039)

Other comprehensive income:
Net loss	—	—	—	(708,392)	—	—	—	(708,392)
Net realized loss on investments	—	—	—	—	219,822	—	—	219,822
Foreign currency translation adjustment, net of tax benefit	—	—	—	—	(299)	—	—	(299)

Total comprehensive loss								(488,869)
Stock options compensation	—	—	117,933	—	—	—	—	117,933

BALANCE, December 31, 2009	13,428,139	$1,343	$348,802	$(1,480,120)	$—	429,400	$(175,000)	$(1,304,975)

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(708,392)	$(758,247)	$(325,102)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	198,399	220,372	203,951
Bad debt expense and inventory allowance	590,124	505,652	129,430
Stock options compensation expense	117,933	34,769	16,970
Realized loss (gain) on investments	252,519	(7,697)	(23,751)
Changes in operating assets and liabilities:
Deferred benefit expense	—	—	(4,651)
National advertising deposits	—	(386,356)	158,832
Accounts receivable	(79,512)	(318,999)	(130,529)
Other current assets	11,489	(90,241)	(23,339)
Inventory	164,852	549,585	(180,194)
Accounts payable	(569,761)	1,411,076	200,038
Customers’ deposits	121,962	(922,351)	108,370
Deferred revenue	(186,002)	(500)	(24,442)
Accrued liabilities	152,882	27,842	(47,228)

Net cash provided by operating activities	66,493	264,905	58,355

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment	(132,845)	(148,115)	(287,307)
Decrease in investments	255,618	7,697	68,375
Decrease (increase) in notes receivable, net	17,648	(717,483)	48,443

Net cash provided by (used in) investing activities	140,421	(857,901)	(170,489)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in line of credit	(192,561)	(51,346)	67,659
Proceeds from long-term debt	363,345	59,476	498,978
Payments on long-term debt	(383,956)	(300,999)	(133,617)
Payments on capital lease	—	—	(29,028)
Common stock issuance	—	36,923	1,010
Payment of dividends	—	—	(8,055)
Purchase of treasury stock	—	—	(17,500)

Net cash provided by (used in) financing activities	(213,172)	(255,946)	379,447

NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS	(6,258)	(848,942)	267,313
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	60,068	909,010	641,697

CASH AND CASH EQUIVALENTS — END OF YEAR	$53,810	$60,068	$909,010

SUPPLEMENTAL DISCLOSURE OF CASH ACTIVITIES
Cash paid for interest	$215,436	$213,303	$167,907

Cash paid for income taxes	$8,497	$5,980	$46,500

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Non-cash property, plant & equipment acquired	$254,698	$—	$—

Area developer fee financed	$310,608	$377,000	$—

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business Operations

Organization

Planet Beach Franchising Corporation (the Company) was initially incorporated on September 26, 1996, under the laws of the State of Louisiana. On March 25, 2008, the Company reincorporated under the laws of the State of Nevada. In conjunction with the reincorporation, authorized common stock was increased from 15 million to 100 million shares, and the par value decreased from $0.001 to $0.0001 per common share. In addition, 10 million shares of preferred stock having a par value of $0.0001 per share were authorized for issuance. Currently, the Company is engaged in the business of selling Planet Beach Contempo Spa franchises throughout the United States, Canada, Ireland, South Africa, and Australia. In addition, the Company has locations under development in Egypt, Saudi Arabia and Kuwait. The Company also sells spa equipment and products to new and existing franchisees.

The Company has two wholly-owned subsidiaries, Planet Beach Real Estate, LLC (PBRE) and Planet Beach International, LLC (PBI). PBRE has been largely inactive since 2005. PBI was established to recruit master franchisors in international locations under long-term contractual arrangements; whereby, the master franchisor would be given the right to sell Planet Beach Contempo Spa Franchises within the designed international region. Master franchisors would pay an initial master franchise fee upon entering the agreement. The master franchisor would also remit to the Company a percentage of the license fee, product and equipment sales, and royalties collected from the international franchise locations.

The Company has incurred losses of approximately $708,000, $758,000 and $325,000 for its years ended December 31, 2009, 2008 and 2007, respectively. The losses have occurred due to the global economic downturn that began in 2007. The Company and the franchisees have been impacted by an impaired ability to obtain credit on reasonable terms or at all. Decreased access to credit for franchisees has impaired their ability to meet their obligations when due and led to franchisee bankruptcies. A continued recession will have a negative impact on the Company’s financial position.

Management believes that the Company will continue to operate as a going concern by reducing operating and salary costs and improving operating profitability, controlling inventory levels, working with vendors and other creditors to accept more favorable payment terms and through seeking additional capital for the Company’s operations.

2.	Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and cash held in escrow accounts. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain states require the initial franchise fee be deposited in escrow until the franchisee commences business. Once the location commences business, the state will release the funds. Until funds are released, the revenue for the franchise sale is deferred. At December 31, 2009 and 2008, funds held in escrow totaled $30,020 and $0, respectively.

Accounts Receivable

Accounts receivable consist primarily of amounts due for franchise royalties and product sales, which are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts.

Management determines the allowance for doubtful accounts by identifying overdue accounts and by reserving a percentage of the account’s outstanding balance as uncollectible based on historical experience with collections in general or based on the account’s specific circumstance. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivables previously written off are recorded when received.

Inventory

The Company’s inventory consists of spa and tanning lotions and promotional clothing. Inventory is valued at the lower of cost or market, computed on the first-in, first-out basis.

Investments

At December 31, 2008 investments consist primarily of mutual funds held at a national brokerage firm, are classified as available-for-sale, and carried at fair market value, unrealized gains and losses, net of tax, are included in the determination of comprehensive income (loss) and reported in shareholders’ equity (deficit).

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated using the straight line method over the estimated useful lives of the related assets.

Maintenance and repairs are charged to expenses as incurred. Improvements and renewals are capitalized and depreciated over the remaining estimated useful life. When property, plant, and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in income.

The useful lives of property, plant, and equipment for purposes of computing depreciation are:

Buildings and leasehold improvements	7 – 39 Years
Spa equipment	7 Years
Computer equipment	3 – 5 Years
Furniture, fixtures, and equipment	3 – 7 Years
Software	5 Years

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Fair Value of Financial Instruments

For purposes of financial reporting, management has determined that the fair value of financial instruments including cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities and notes payable, approximate the carrying value.

Notes Receivable

Notes receivable consists principally of area developer fees, equipment vendor receivables, and spa purchase fees financed by the Company. The allowance for doubtful accounts is the Company’s best estimate of the amount of credit losses in the Company’s existing notes. The allowance is determined on an individual note basis upon review of any note that has a payment past due for over 60 days. A note is considered impaired if it is probable that the Company will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate.

The Company does not accrue interest when a note is considered impaired. When ultimate collectability of the principal balance if the impaired note is in doubt, all cash receipts on impaired notes are applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance and increases in the allowance are charged to bad debt expense. Notes are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

The notes have interest rates ranging from non-interest bearing to 7.0 percent and will mature upon sale of related franchises, or in accordance with scheduled maturities through September 2016.

Other long-term assets

Other long-term assets primarily consist of cost incurred in anticipation of an initial public offering of the Company’s common stock, trademarks related to the Company’s business and deposits.

Customers’ Deposits

Customers’ deposits represent advances from franchisees for the purchase of spa and tanning equipment. Equipment orders are normally shipped within 2-4 weeks of receipt of funds. Advance payment is required for all equipment purchases.

National Advertising and Brand Development

The Company collects National Advertising and Brand development royalty from its franchisees. Franchises that were established before April 1, 2008 are required to contribute 1% of gross sales to the National Advertising Fund as a royalty for the development and distribution of national marketing efforts for the benefit of all franchisees within the Planet Beach system. The Company carries forward national advertising royalties that are not spent in the fiscal year collected to the following year, and records them as a deposit on the consolidated balance sheet. At December 31, 2009 and 2008, there were no carry forward deposits. The Company recognizes national advertising expenditures in the consolidated statements of operations as incurred.

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Beginning April 1, 2008, franchisees entering the system must contribute 2% of gross sales for brand development. The Company has no obligation to carry forward any unspent brand development royalties for these franchisees to the following year. The Company recognizes brand development royalties in our consolidated statements of income in full as we accrue them, along with the brand development expenses.

Revenue Recognition

The Company has entered into franchise agreements that grant franchisees the right to operate individual Planet Beach Contempo Spas in return for an initial franchise fee and ongoing development fees (royalties). In addition, the Company has entered into area developer agreements, including international master franchisor agreements, which grant area developers the right to sell individual Planet Beach Contempo Spas in designated territories.

The Company recognizes revenue from individual franchise sales when all material services or conditions relating to the sale have been substantially performed or satisfied by the Company.

Area developer fees, which include international master franchise fees, are recognized as revenue on the cash basis until 50% of the purchase price is collected; the uncollected purchase price is deferred. All payments received for these area agreements are non-refundable. The Company estimates that once 50% of the purchase price has been collected, and no further significant obligations remain, it is probable that the remaining area development fee will be collectible. Therefore, the Company fully recognizes area development fees once 50% of the purchase price is collected.

Most of these area agreements have promissory notes structured requiring payment of at least 50% of the purchase price within 12 months of agreement execution. The remaining purchase price will normally be collected over 3-6 years amortized monthly with principle and interest payments.

All payments received for these area agreements are non-refundable.

The Company accrues royalties based upon the contractual royalty rate, currently 6% of total franchise revenue, as defined in the respective franchise agreements. Royalties are recorded as revenue when the related franchise revenue is reported to the Company. Sales of spa equipment and products are recognized as revenue, when the items are shipped collection is probable, and no further significant obligations remain.

Advertising and Marketing Costs

The Company expenses advertising and marketing costs as incurred. Advertising and marketing expense incurred by the Company during 2009, 2008 and 2007 amounted to $63,179, $306,422, and $342,832, respectively.

Shipping Expense

The Company provides free shipping for product orders to customers ordering minimum amounts. Shipping expense is included with operating expenses on the consolidated statement of operations and totaled $209,482, $337,525, and $293,833 for the years ended December 31, 2009, 2008 and 2007, respectively.

Foreign Currency Translation

Foreign currency translation relates to the differences from historical exchange rates and are reflected in Shareholders’ Equity (Deficit) as part of accumulated other comprehensive income (loss). These adjustments were primarily related to a few Canadian transactions.

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Tax

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We include any estimated interest and penalties on tax related matters in income taxes payable. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amount expected to be realized. (See Note 6)

Effective January 1, 2009, the Company recognized the effect of income tax positions only if those positions are more likely than not being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of ASC 740-10 Income Tax Uncertainties, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The effect of the adoption of this standard was not material.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

Stock-Based Compensation

The Company accounts for its stock-based compensation using the modified prospective adjustment method of measuring share based payments (see Note 7).

Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that the denominator is increased to include the number of additional common shares that could have been outstanding assuming the exercise of stock options and the potential shares that would have a dilutive effect on earnings per share.

Stock options of approximately 1,794,000, 1,864,000 and 521,000 shares were excluded in the computation of diluted earnings per share for the years ended December 31, 2009, 2008 and 2007, respectively, as the effect would have been anti-dilutive due to the loss recorded for the years then ended.

Effect of New Accounting Pronouncements

In June 2009, the FASB issued authoritative guidance for the FASB accounting standards codification (Codification) and the hierarchy of generally accepted accounting principles (U.S. GAAP). The guidance establishes the Codification to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of the guidance, as required, and determined that the impact to the Company’s financial condition or results of operations was immaterial.

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2009, the FASB issued new accounting guidance which requires additional information regarding transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. The guidance will be effective for the Company on January 1, 2010. The Company is currently evaluating the impact that the guidance will have on its financial condition and results of operations.

In June 2009, the FASB issued new accounting guidance which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. The guidance also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. The guidance will be effective for the Company on January 1, 2010. The Company is currently evaluating the impact that the guidance will have on its financial condition and results of operations.

The FASB issued an update that all entities are required to make disclosures about recurring and nonrecurring fair value measurements under Fair Value Measurements. The guidance requires certain new disclosures and clarifies two existing disclosure requirements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

The Company does not believe that any other recently issued, but not yet effective, accounting standards will have a significant effect on its consolidated financial condition or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2009	2008

Land	$210,000	$210,000
Building and leasehold improvements	1,706,015	1,556,015
Spa equipment	516,794	384,133
Computer equipment	623,391	619,832
Furniture, fixtures and equipment	164,042	162,719
Software	554,560	626,017

	3,774,802	3,558,716
Less: accumulated depreciation	(1,586,070)	(1,387,671)

Property, plant and equipment, net	$2,188,732	$2,171,045

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation expense associated with property, plant and equipment charged to operations during 2009, 2008 and 2007 totaled $198,399, $220,372, and $203,951 respectively. Substantially all of the Company’s building and building improvements are pledged as collateral for various loans of the Company. (See Note 5)

One of the Company’s buildings is subject to a lien filed by of $30,361 for unpaid taxes.

4.	Line of Credit

In 2006, the Company obtained a portfolio credit line which is held by the Company’s investment broker. The Company had outstanding balances on lines of credit of $0 and $192,561 at December 31, 2009 and 2008, respectively, secured by the Company’s investments which are held with the Company’s investment broker. Interest is paid monthly at rates ranging from 8.00% to 3.25% for 2008; and 8.50% to 10.50% for 2007. Total amounts available on lines of credit at December 31, 2009 and 2008 were $0 and $9,469, respectively. The line of credit was terminated during 2009 as the related investment portfolio was liquidated.

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.  Long-Term Debt

The following is a summary of the Company’s long-term debt as of December 31:

	2009	2008

Note Payable — Company, payable in monthly installments of $6,837, including interest of 6.54%, through March 2027, secured by building; guaranteed by certain Company officers and shareholders.	$840,008	$866,108
Note Payable — Company, payable in monthly installments of $9,170, including interest of 8.25%, through June 2012, with final payment estimated to be $459,755 on July 19, 2012, secured by accounts receivable and inventory; guaranteed by certain Company officers and shareholders.	619,305	675,485
Note Payable — SBA, payable in monthly installments ranging from $5,553 through $4,754, including interest of 5.79%, through June 2027, secured by building and building improvements; guaranteed by certain Company officers and shareholders.	591,280	610,269
Note Payable — Company, payable in monthly installments of $771 including interest of 5.80%, through April 2009, secured by equipment.	—	2,866
Note Payable — Non-interest bearing, and payable in monthly installments of $2,000 through, November 2011, secured by stock of the Company.	45,580	43,584
Note Payable-Vendor, payable in monthly installments of $25,451, including interest of 7.00%, through April 2012, secured by majority shareholder’s common stock.	515,739	639,846
Note Payable-Vendor, payable in monthly installments of $7,200, including interest of 7.00%, through January 2013, unsecured.	234,276	112,347
Note Payable-Vendor, payable in monthly installments of $5,236, beginning March 2010, including interest of 7.00%, through March 2013, unsecured.	173,787	121,737
Note Payable-Vendor, payable in monthly installments of $1,197, including interest of 7.00%, through March 2013, unsecured.	41,656	50,000
Note Payable-Company Officer, payable in full upon completion of initial public offering, including interest of 5.00%; unsecured.	50,000	—
Note Payable-Vendor, payable in monthly installments ranging from $2,000 to $4,000, including interest of 3.47%, through July 2012, secured by equipment.	94,000	—
Note Payable-Vendor, payable in monthly installments of $1,553, including interest of $7.00%, through August 2011 unsecured.	17,030	—

Total outstanding notes payables	3,222,661	3,122,242
Less: current portion	448,742	452,063

Long-term notes payables	$2,773,919	$2,670,179

In the fourth quarter of 2009, the Company borrowed $50,000 from its President and CEO to pay for expenses incurred related to the Company’s initial public offering (IPO). In the fourth quarter of 2009, the Company assumed ownership of a Planet Beach Spa located in Irvine, California. In conjunction, the Company

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumed the note financing the spa’s equipment totaling $94,000, and executed a note for overdue rent totaling $17,000. The Company also amended the location’s lease through August 2011.

As part of the note payable agreement with one of the Company’s vendors, the Company converted an accounts payable of approximately $59,000 into a four year note payable. The Company was also allowed additional financing from the vendor of up to $300,000. Under this agreement, the Company awarded the vendor with 18,462 shares of common stock and the option to convert balances due under the note into additional shares of the Company’s common stock within 12 months of an initial public offering of the Company’s common stock at a conversion price equal to the initial public offering price.

Substantially all of the Company’s building and building improvements are pledged as collateral for various loans of the Company.

The following is a summary of principal maturities of long-term debt for each of the next five years and thereafter:

2010	$448,742
2011	616,787
2012	850,973
2013	83,266
2014	60,695
Thereafter	1,162,198

$3,222,661

6.	Income Taxes

Significant components of the Company’s deferred income tax liabilities and assets as of December 31 are as follows:

	2009	2008

Deferred income tax liabilities:
Accelerated depreciation	$219,660	$230,968
Accrued related party wages	3,543	3,543

Total deferred income tax liabilities	223,203	234,511

Deferred income tax assets:
Bad debt allowance	488,406	345,755
Employee stock option	66,172	20,178
Deferred revenue	54,405	55,770
Employee tax credits carryforward	189,449	178,101
Net operating loss carryforward	174,923	114,939

Total deferred income tax assets	973,355	714,743

Valuation allowance	(750,152)	(480,232)

Net deferred income tax liabilities, net	$—	$—

Significant components of the provision for income taxes for the year ended December 31 are as follows:

	2009	2008	2007

Current tax expense (benefit)	$—	$—	$—
Deferred tax expense (benefit)	—	—	(4,651)

	$—	$—	$(4,651)

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation of income taxes computed at the federal statutory tax rate to income tax provision (benefit) for the year ended December 31 is as follows:

	2009	2008	2007

Tax at federal statutory rate	$(240,853)	$(257,804)	$(112,116)
Non-deductible expenses	13,275	10,787	17,168
State income taxes and credits	(33,718)	(36,529)	(16,488)
Employee tax credits	(8,624)	(89,901)	—
Valuation allowance	269,920	373,447	106,785

	$—	$—	$(4,651)

For tax reporting purposes, the Company had cumulated operating loss carryforwards of approximately $703,588 and $730,000 at December 31, 2009 and 2008, respectively. If not utilized, the full amount of such carryforwards would expire in 2028. The Company has available for tax reporting purposes $184,449 in employee tax credits that will begin to expire in 2025.

The Company and its subsidiaries file U.S. federal and state income tax returns. There are no on-going examinations of income tax returns filed by the Company and its subsidiaries. U.S. federal income tax returns ending after 2005 are subject to examination by the Internal Revenue Service. State income tax returns for tax years ending after 2005 are subject to examination by related state tax authorities.

7.	Stock Option Plan

On July 1, 2005, the Company adopted the Planet Beach Franchise Corporation 2005 Incentive Stock Plan (the “Plan”) that provides for the granting of stock options to its directors, officers, employees, and consultants.

Stock options granted under our Plan expire ten years from the date of grant. Generally, either 20% or 25% of the options vest on the first anniversary of the grant. Thereafter, the options vest monthly on a pro rata basis until the fourth or fifth anniversary of the grant until fully vested.

The Plan includes provisions to make adjustments to reflect stock splits or stock dividends, and certain other events occur. The Company believes that the current level of authorized shares is sufficient to satisfy future option exercises.

The Company has recorded stock-based compensation expense in the salaries and commissions line item in the amount of $117,933, $34,769, and $16,970, related to stock awards for the fiscal years ended December 31, 2009, 2008, and 2007, respectively.

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the Company’s option activity under the plan for the year ended December 31, 2009 is as follows:

	2009		2008		2007
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Shares	Average	Shares	Average	Shares	Average
	Underlying	Exercise	Underlying	Exercise	Underlying	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	1,864,000	$1.00	521,000	$1.00	215,000	$1.00
Granted		1.00	1,472,000	$1.00	316,000	$1.00
Exercised	—		—		—
Forfeited	(70,000)	1.00	(129,000)	$1.00	(10,000)	$1.00

Outstanding at end of year	1,794,000		1,864,000		521,000

Exercisable at end of year	639,600	$1.00	285,550	$1.00	172,500	$1.00

Weighted-average fair value of
Options granted	$—	$—	$596,664	$0.38	$186,336	$0.59

The following summarizes the status of the Company’s nonvested shares (in number of shares that may be purchased) as of December 31, 2009, and changes during the year ended December 31, 2009:

	Year Ended	Weighted Average
	December 31,	Grant Date Fair
	2009	Value

Nonvested at January 1, 2009	1,578,450	$937,198
Granted	—
Vested	(354,050)	(346,293)
Forfeited	(70,000)	(38,600)

Nonvested at December 31, 2009	1,154,400	$552,305

On June 6, 2007, the Company granted 125,000 options conditional on the Company’s successful completion of an IPO. Management did not consider an IPO probable in 2007 and 2008.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions used for grants issued:

	For the Fiscal Years Ended
	December 31,	December 31,
	2008	2007

Volatility	180.00%	186.00%
Risk-free interest rate	3.05%	4.71%
Expected term (years)	5.67	5.83
Dividend yield	—	—

There is no active external or internal market for the Company’s common shares. The Company used similar industry comparables to measure a historical volatility to calculate the Company’s options. The Company also estimated the underlying common share value by calculating the Company’s enterprise value for the each year granted.

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Employee Benefit Plan

The Company has a defined contribution employee benefit plan (Plan). The Plan is available to employees who have completed at least three months of service and are at least 18 years old. Prior to December 1, 2008, the Company matched 25% of each dollar contributed up to 4% of the employee’s annual salary. The employer’s contribution vests 100% after five years. The company temporarily suspended matching contributions beginning December 1, 2008. Expense incurred by the Company during 2009, 2008 and 2007 associated with the Plan totaled $0, $56,099, and $38,882, respectively.

9.	Related Party Transactions

The Company’s president and majority shareholder owns a Contempo Spa that does not pay royalties.

The Company’s chief operating officer and shareholder owns a Contempo Spa that pays a fixed monthly fee of $350 instead of a 6% royalty. In addition, the brand development fee paid is 1% instead of 2%.

During 2009 the Company issued a note payable to a vendor at 7% interest due on April 10, 2012 for the purchase of tanning products. The note is secured by 85,724 shares of common stock pledged by the Company’s president. During fiscal 2008 and 2009, the largest aggregate amount of principal outstanding on the note was $750,000, and the amount outstanding at December 31, 2009 was $515,739.

Certain officers and shareholders of the Company have guaranteed a portion of the Company’s indebtedness as described in note 5.

On November 18, 2009, the president loaned the Company $50,000 for the payment of expenses related to the Company’s initial public offering as described in note 5.

As of December 31, 2009, a certain other officer’s family member owed $35,671 to the Company as included in notes receivable on the accompanying consolidated balance sheet. Another $39,783 and $73,682 were owed to the Company by employees and stockholders of the Company for deferred royalties and unpaid area representative fees, respectively. These amounts are included in accounts receivable and notes receivables in the accompanying consolidated balance sheet, respectively.

10.	Commitments and Contingencies

Leases Guarantees

During 2002, the Company entered into lease agreements for franchise locations under noncancelable operating leases and subleased these locations, on terms similar to the primary operating leases, to franchisees. Rent expense paid by the Company associated with these leases amounted to $29,424, $138,174, and $330,052 for 2009, 2008 and 2007, respectively. Rent income (recovery) recorded by the Company associated with these subleases amounted to $7,219, $29,149, and $114,526 for 2009, 2008 and 2007, respectively. Net rent expense is recorded in operating expenses in the consolidated statements of operations.

At January 1, 2010, the Company is not paying rent on any of these leases but remains as guarantor on approximately three leases. Should any of these franchisees default on their subleases, the Company would be responsible for making rent payments as guarantor.

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s maximum theoretical future exposure at December 31, 2009, computed as the sum of all remaining lease payments through the expiration dates of the respective leases, was approximately $267,000 as follows:

2010	$87,000
2011	87,000
2012	87,000
2013	6,000

Total	$267,000

This amount does not take into consideration any rent recovery from franchisees or other mitigating measures that the Company could take to reduce this exposure in the event of default, including releasing the locations or negotiating lump sum payments with landlords to terminate leases.

Purchase Agreements

During 2002, the Company entered into a product purchase agreement (Purchase Agreement) with its primary vendor (Vendor) for tanning beds and supplies requiring the Company to purchase exclusively from the Vendor all spa tanning equipment and all lamps, parts, accessories, lotions, skin and hair care products, cleaning equipment and other tanning related products used or sold in salons owned, operated, or franchised by the Company. In addition, the Company agreed to designate in existing and future franchise agreements the Vendor as the exclusive supplier of equipment and supplies to the Company. This Purchase Agreement is in effect through 2017. The Company purchased approximately $2,981,000, $4,860,000, and $7,219,000 of its spa equipment and products from this Vendor in 2009, 2008 and 2007, respectively.

As part of a purchase agreement with a vendor during 2009, the vendor will sell product directly to the Company’s franchisees with the net profit on such sales being remitted directly to the Company. As part of the agreement, cash proceeds of the profits earned by the Company were to be used to repay an outstanding accounts payable balance with the vendor. As of December 31, 2009 and 2008, the amount of accounts payable due to the vendor subject to the agreement was approximately $118,000 and $836,000, respectively.

Legal Proceedings

At December 31, 2009, the Company was party to various lawsuits filed by current and former franchisees. Outside counsel for the Company is not able to determine the probable outcome of these cases at this time. The Company believes the suits are without merit and is vigorously defending its position. Accordingly, no amounts are recorded in the consolidated statements of operations in connection with these lawsuits.

11.	Supplementary Information

The Company has master franchisor agreements in countries outside of the United States. The operating revenues and net income (loss) from those countries are in the table below. There are no long term assets held in countries outside of the US.

	December 31, 2009		December 31, 2008		December 31, 2007
	United States	Rest of World	United States	Rest of World	United States	Rest of World

Operating Revenue	$12,904,298	$364,822	$23,872,788	$1,133,044	$26,366,020	$90,000

Net Loss	$(515,276)	$(193,116)	$(744,932)	$(13,315)	$(246,500)	$(78,602)

PLANET BEACH FRANCHISING CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Fair Value

Disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet is required. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

At December 31, 2009, the Company did not have any financial assets or liabilities to value. At December 31, 2008, the Company’s investments of $288,614 were a level 1.

Net unrealized (loss) on available-for-sale securities in the amount of -0-, ($223,606), and ($34,068) for the years ended 2009, 2008 and 2007, respectively, has been included in accumulated other comprehensive income (loss).

13.	Subsequent Events

On February 26, 2010, the Company borrowed $250,000 from ETS, LLC for the development of prototype concept store in Irvine, California.

                Units

Units each consisting of one share of Common Stock and one
Common Stock Purchase Warrant

PROSPECTUS

          , 2010

Until          , 2010, all dealers that effect transactions in these securities may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of units being registered, all of which we will pay. All amounts, other than the SEC registration fee, are estimates.

SEC registration fee		$2,002
NYSE Amex listing application fee		55,000
Printing expenses			*
FINRA filing fee		3,308
Financial advisory fee		25,000
Directors’ and officers’ insurance			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue sky fees and expenses			*
Transfer agent fees			*
Miscellaneous			*
Total	$		*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Our certificate of incorporation provides that we must indemnify, advance expenses to and hold harmless our directors to the fullest extent permitted by the General Corporation Law of the State of Delaware as it now exists or may be amended in the future. Under current Delaware law, a corporation may indemnify directors made or threatened to be made a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding because of that person’s service as a director of the corporation or because that person was serving at the corporation’s request as a director of another corporation or enterprise. The corporation may indemnify such a person for expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement that are actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided that the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

In each instance of indemnification, the corporation may only indemnify the person following a determination that the person met the applicable standard of conduct by:

•	a majority vote of the directors who are not parties to the action, suit or proceeding;

•	a committee of the board of directors designated by a majority vote of those disinterested directors;

•	by independent legal counsel if there are no disinterested directors or the disinterested directors so direct; or

•	the stockholders.

A corporation may pay expenses (including attorneys’ fees) incurred by the director in defending an action, suit or proceeding in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by the director to repay the corporation the amount paid in advance if it is ultimately determined that the person is not entitled to be indemnified. The corporation shall be required to indemnify, or advance expenses to, our directors in connection with a proceeding commenced by our directors only if the board of directors authorized the commencement of the proceeding.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

We maintain a directors’ and officers’ liability insurance policy, the general effect of which is to provide: (a) coverage for the Company with respect to amounts it is permitted to pay to directors under the indemnification provisions set forth in the Delaware General Corporation Law and Article V of the Company’s Bylaws and (b) coverage of the directors and officers of the Company for liabilities (including certain liabilities under the federal securities laws) incurred by such persons in their capacities as directors and officers for which they are not indemnified by the Company.

Item 15.	Recent Sales of Unregistered Securities

The following is a summary of transactions by us from January 1, 2007 through the date of this registration statement involving sales of our securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act. This summary gives effect to the 1 for 3.5 reverse stock split we effected on March 18, 2010.

On September 30, 2008, we issued 879 shares of common stock to JTL Enterprises, Inc., one of our suppliers of water massage machines, when we converted $22,350 of accounts payable into a promissory note. In addition, we granted JTL Enterprises, Inc. the option to convert the remaining outstanding balance we owed on the note into common stock, which option expired on September 30, 2009. We believe that the issuance of the shares and the option was exempt from the registration and prospectus delivery requirements of the Securities Act by virtue of Section 4(2) of the Securities Act.

MT Industries, Inc. is a supplier of U-V equipment and related products. On October 3, 2008, we converted $92,483 of accounts payable owed to MT Industries for equipment purchases into a four-year, unsecured note payable. Upon execution of the note, we awarded MT Industries 4,396 shares of common stock and the option to convert the balance owed into additional shares of common stock within 12 months. This option to convert expired October 3, 2009. We believe that the issuance of the shares and the option was exempt from the registration and prospectus delivery requirements of the Securities Act by virtue of Section 4(2) of the Securities Act.

On October 31, 2008 as part of the note payable agreement with one of our vendors, we converted an accounts payable of approximately $59,000 into a four year note payable. We were also allowed additional financing from the vendor of up to $300,000. Under this agreement, we awarded the vendor 5,275 shares of common stock and the option to convert balances due under the note into additional shares of our common stock within 12 months of an initial public offering of our common stock at a conversion price equal to the initial public offering price. We believe that the issuance of the shares and grant of the option were exempt from the registration and prospectus delivery requirements of the Securities Act by virtue of Section 4(2) of the Securities Act.

In addition, we granted options to purchase our common stock to our employees pursuant to our 2005 Stock Option Plan as follows:

Grant Date	Number Granted

1/1/2007	1,429
4/1/2007	286
4/13/2007	25,429
4/16/2007	286
5/14/2007	286
5/16/2007	571
5/24/2007	286
6/6/2007	35,714
7/2/2007	857
7/16/2007	286
8/29/2007	14,286
9/10/2007	8,857
10/9/2007	286
10/29/2007	286
11/4/2007	286
11/9/2007	286
12/10/2007	286
12/21/2007	286
9/1/2008	419,143
10/1/2008	1,429
1/1/2010	40,000

We believe that the above disclosed grants of options were exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Description
1	.1*	Form of Underwriting Agreement
3	.1*	First Amended and Restated Certificate of Incorporation
3.2		Bylaws
4	.1*	Form of common stock certificate
4.2		Form of warrant certificate
4	.3*	Form of unit certificate
4	.4*	Form of Warrant Agreement
4.5		Form of representative’s purchase warrants
5	.1*	Opinion of Richards, Layton & Finger, P.A
10.1		Form of Single Unit Franchise Agreement
10.2		Form of Multi-Unit Option Agreement
10.3		Form of Master Franchisor Agreement
10.4		Form of Area Representative Agreement
10	.5+	2005 Stock Option Plan

Exhibit
Number		Description
10	.6+*	Employment Agreement between the Registrant and Stephen P. Smith
10	.7+*	Employment Agreement between the Registrant and Richard L. Juka
10.8		Promissory Note dated March 9, 2007 to Capital One, National Association
10.9		Promissory Note dated June 13, 2007 to Small Business Association
10.10		Promissory Note dated July 19, 2007 to Whitney National Bank
10	.11*	Asset Purchase Agreement, by and among Planet Beach Franchising Corporation, Planet Beach Brands, L.L.C. and Stephen P. Smith
21.1		List of subsidiaries of the registrant
23	.1*	Consent of Richards, Layton & Finger, P.A
23.2		Consent of Postlethwaite & Netterville, APAC
24.1		Power of Attorney (see signature page)

*	To be filed by amendment.

+	Management contract or compensatory plan or arrangement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)

i. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ii. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

iii. For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(I) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(II) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(III) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(IV) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2. To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

3.

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marrero, State of Louisiana, on the second day of April 2010.

PLANET BEACH FRANCHISING CORPORATION

By:	/s/ Stephen P. Smith
Stephen P. Smith
President, Chief Executive Officer
(Principal Executive Officer) and Chairman of
the Board of Directors

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Stephen P. Smith and Craig M. Berner, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Stephen P. Smith Stephen P. Smith	President, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	April 2, 2010

/s/ Richard L. Juka Richard L. Juka	Senior Vice President, Chief Operating Officer, Secretary, Treasurer and Director	April 2, 2010

/s/ Craig M. Berner Craig M. Berner	Chief Financial Officer (Principal Financial and Accounting Officer)	April 2, 2010

/s/ Eric E. Bosch Eric E. Bosch	Director	April 2, 2010

/s/ Gary N. Solomon Gary N. Solomon	Director	April 2, 2010

/s/ Ronald Warner Ronald Warner	Director	April 2, 2010

EXHIBIT INDEX

Exhibit
Number		Description
1	.1*	Form of Underwriting Agreement
3	.1*	First Amended and Restated Certificate of Incorporation
3.2		Bylaws
4	.1*	Form of common stock certificate
4.2		Form of warrant certificate
4	.3*	Form of unit certificate
4	.4*	Form of Warrant Agreement
4.5		Form of representative’s purchase warrants
5	.1*	Opinion of Richards, Layton & Finger, P.A.
10.1		Form of Single Unit Franchise Agreement
10.2		Form of Multi-Unit Option Agreement
10.3		Form of Master Franchisor Agreement
10.4		Form of Area Representative Agreement
10	.5+	2005 Stock Option Plan
10	.6+*	Employment Agreement between the Registrant and Stephen P. Smith
10	.7+*	Employment Agreement between the Registrant and Richard L. Juka
10.8		Promissory Note dated March 9, 2007 to Capital One, National Association
10.9		Promissory Note dated June 13, 2007 to Small Business Association
10.10		Promissory Note dated July 19, 2007 to Whitney National Bank
10	.11*	Asset Purchase Agreement, by and among Planet Beach Franchising Corporation, Planet Beach Brands, L.L.C. and Stephen P. Smith
21.1		List of subsidiaries of the registrant
23	.1*	Consent of Richards, Layton & Finger, P.A
23.2		Consent of Postlethwaite & Netterville, APAC
24.1		Power of Attorney (see signature page)

*	To be filed by amendment.

+	Management contract or compensatory plan or arrangement.